 QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to Rule 424(b)(3)

Registration No. 333-49928

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

    The board of directors of PercuSurge, Inc. has unanimously approved a merger between PercuSurge and a subsidiary of Medtronic, Inc. As a result of the proposed merger, PercuSurge will become a wholly-owned subsidiary of Medtronic and you will become a shareholder of Medtronic. The PercuSurge board believes that the complementary product lines and businesses of Medtronic and PercuSurge create an overall strategic fit. It also believes that the merger will create synergies and efficiencies that will accelerate product development and technological innovation.

    I cordially invite you to attend our special meeting of shareholders to vote on a proposal to approve the merger and the merger agreement. We cannot complete the merger unless the holders of a majority of the outstanding shares of PercuSurge common and preferred stock approve it.

    Your board of directors has determined that the merger is fair to you and in your best interests. The board unanimously recommends that you vote to approve the merger at the special meeting.

    If the merger is completed, you will receive Medtronic common stock having a value of approximately $4.42 in exchange for each share of PercuSurge common or preferred stock that you own. Medtronic common stock is traded on the New York Stock Exchange under the symbol "MDT."

    Your vote at the special meeting, in person or by proxy, is very important. Even if you plan to attend the meeting, please mark, sign, and return the enclosed proxy card promptly, so that your shares of common stock are voted at the special meeting. If you do not return your proxy card, the effect will be a vote against the merger unless you attend the meeting and vote for the merger. To change your vote, send in a later-dated, signed proxy card to Gary Mistlin at the address on the proxy card. If you do attend the meeting, you can of course vote your shares in person.

    The date, time, and place of the meeting are:

December 21, 2000
10:00 a.m., local time
Sheraton Sunnyvale Hotel
1100 N. Mathilda Ave.
Sunnyvale, CA 94089

    This Proxy Statement/Prospectus gives you detailed information about the merger. You can also obtain information about Medtronic from documents filed with the Securities and Exchange Commission. Please read this entire document carefully.

    We enthusiastically support the merger and urge you to vote "FOR" the merger and the merger agreement.

    Thank you, and I look forward to seeing you at the special meeting.

Peter Rule Chief Executive Officer and President

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Medtronic securities to be issued in the merger or determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Proxy Statement/Prospectus dated November 21, 2000, and
first mailed to shareholders on or about November 22, 2000.

    This prospectus incorporates important business and financial information about Medtronic that is not included in or delivered with the document. This information is available to you without charge if you are a shareholder of PercuSurge. You can obtain any of the documents from Medtronic or the SEC. Documents incorporated by reference are available from Medtronic without charge, except for any exhibits to those documents unless we have specifically incorporated by reference a particular exhibit in this Proxy Statement/Prospectus. Shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from Medtronic at the following address:

                Medtronic, Inc.
                7000 Central Avenue, N.E.
                Minneapolis, Minnesota 55432
                Attention: Investor Relations Department
                (763) 514-3035

    If you would like to request documents from Medtronic, please do so by December 7, 2000 to receive them before the Special Meeting.

PERCUSURGE, INC.
540 Oakmead Parkway
Sunnyvale, CA 94085

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To be held December 21, 2000

To the Shareholders of PercuSurge, Inc.:

    A Special Meeting of the shareholders of PercuSurge, Inc., a Delaware corporation ("PercuSurge"), will be held at the Sheraton Sunnyvale Hotel, located at 1100 N. Mathilda Ave., Sunnyvale, CA 94089, on December 21, 2000, at 10:00 a.m., local time, for the following purposes:

  1.
  To consider and vote upon a proposal to approve (i) an Agreement and Plan of Merger dated as of October 19, 2000 (the "Merger Agreement"), among Medtronic, Inc. ("Medtronic"), Trojan Merger Corp. ("Merger Subsidiary"), and PercuSurge, and (ii) the merger of Merger Subsidiary into PercuSurge, pursuant to which PercuSurge will become a wholly-owned subsidiary of Medtronic and holders of PercuSurge common stock and preferred stock will receive shares of Medtronic common stock based upon the conversion ratio described in the accompanying Proxy Statement/Prospectus.

  2.
  To transact such other business as may properly come before the Special Meeting or any adjournment or postponement, including a proposal to adjourn or postpone the Special Meeting.

    The record date for the Special Meeting is the close of business on October 31, 2000. Only PercuSurge shareholders of record at that time are entitled to notice of and to vote at the Special Meeting or any adjournment or postponement of it. To approve the merger, (i) the holders of a majority of all the outstanding shares of PercuSurge common and preferred stock, voting together as a single class, and (ii) the holders of a majority of all the outstanding shares of PercuSurge preferred stock, voting as a separate class, must vote in favor of the merger.

    Under Delaware and California law, PercuSurge shareholders have the right to appraisal of the value of their shares in connection with the merger and to be paid that value in cash.

    The attached Proxy Statement/Prospectus contains more detailed information regarding the merger and the Merger Agreement and includes a copy of the Merger Agreement.

    Your vote is important. Even if you expect to attend the Special Meeting, please complete, sign, and date the enclosed proxy and return it promptly in the enclosed postage-paid envelope. If no instructions are indicated on your proxy, your shares will be voted "FOR" the merger. If you do not return your proxy or vote in person, the effect is a vote against the merger. You can revoke your proxy at any time before it is exercised by giving written notice to the Secretary of PercuSurge, or filing another proxy, or attending the Special Meeting and voting in person.

    If the Merger Agreement is approved and the merger is consummated, you will be sent a letter of transmittal with instructions for surrendering your certificates representing shares of PercuSurge common stock and/or preferred stock. Please do not send your share certificates until you receive these materials.

    The PercuSurge board of directors unanimously recommends that you vote FOR the merger.

BY ORDER OF THE BOARD OF DIRECTORS

Gary Mistlin, Secretary

November 21, 2000

PERCUSURGE	42
Overview	42
Products	42
Market Opportunity	42
Sales and Marketing	44
Competition	44
Manufacturing & Sources of Supply	45
Facilities	45
Employees and Consultants	45
Market Price of and Dividends on PercuSurge Common Stock	45
Interests of Certain Persons and Matters to be Acted Upon	45
Voting Securities and Principal Holders Thereof	46
Principal Stockholders of PercuSurge	46
CERTAIN TRANSACTIONS AND RELATIONSHIPS BETWEEN PERCUSURGE AND MEDTRONIC	49
LEGAL MATTERS	49
EXPERTS	49
WHERE YOU CAN FIND MORE INFORMATION ABOUT MEDTRONIC	49
FORWARD-LOOKING INFORMATION	51
LIST OF ANNEXES:
Annex A:	—	Agreement and Plan of Merger
Annex B:	—	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

QUESTIONS AND ANSWERS ABOUT THE MERGER

    Q.  Please describe the merger.

    A.  In the merger, PercuSurge will merge with a subsidiary of Medtronic and become a wholly-owned subsidiary of Medtronic.

    Q.  What will I receive in the merger?

    A.  If the merger is completed, you will receive Medtronic common stock having a value of approximately $4.42 in exchange for each share of PercuSurge common or preferred stock that you own. You will receive the vast majority of your Medtronic common stock—about 93%—promptly after the merger is completed. However, approximately seven percent of your Medtronic common stock will be placed into an escrow account to secure potential claims of Medtronic against PercuSurge in connection with the merger for no more than one year.

You will not receive any fractional Medtronic shares; the 93% amount will be rounded up to the nearest whole Medtronic share, and in lieu of any fractional shares which you would otherwise receive upon termination of the escrow account, you will receive cash based on the average price of Medtronic stock during the period prior to the merger.

    Q.  What do I need to do now?

    A.  Please sign, date, and mail your proxy card in the enclosed return envelope as soon as possible. You can also attend the Special Meeting in person and vote, even though you may have previously returned your proxy card. If you do not return your proxy or vote in person, it will have the effect of a vote against the merger.

    Q.  What do I do if I want to change my vote?

    A.  Just send in a later-dated, signed proxy card before the Special Meeting to Gary Mistlin at the address on the proxy card or attend the meeting in person and vote.

    Q.  Should I send in my stock certificates now?

    A.  No. After we complete the merger, we will send you written instructions that describe how to exchange your PercuSurge stock certificates for Medtronic stock certificates.

    Q.  Will I owe federal income tax on what I receive in the merger?

    A.  The merger is intended to qualify as a reorganization for U.S. federal income tax purposes. We expect that your exchange of PercuSurge stock for Medtronic stock in the merger will be tax free for U.S. federal income tax purposes, except to the extent that (a) you receive cash for fractional Medtronic shares, or (b) you receive cash because you asserted your appraisal rights. The tax consequences of the merger to you will depend on the facts of your own situation. You should talk to your tax advisor for a full understanding of the tax consequences to you of the merger.

    Q.  When do you expect to complete the merger?

    A.  We are working toward completing the merger as quickly as possible, preferably before December 31, 2000. Medtronic and PercuSurge need to obtain both PercuSurge shareholder approval and regulatory approvals. Medtronic shareholders do not need to approve the merger. We hope to complete the merger shortly after the Special Meeting, if regulatory approvals and other required matters are completed by that time.

    Q.  Whom should I call with questions?

    A.  If you have any questions about the merger, please call Gary Mistlin, Secretary of PercuSurge, at (408) 530-2325.

SUMMARY

    This summary highlights selected information from this Proxy Statement/Prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page 49. We have included page references in parentheses to direct you to a more complete description of some of the topics presented in this summary.

The Companies

PercuSurge, Inc.
540 Oakmead Parkway
Sunnyvale, CA 94085
(408) 530-2325

    PercuSurge was founded in 1995 to develop a new category of interventional cardiology products that are used in connection with the treatment of arteriosclerosis, or compromised arterial blood flow. Called distal protection products, PercuSurge has developed and currently markets a patented system that helps remove excess particles and blood clots that often get dislodged during the treatment of arteriosclerosis. PercuSurge's product, the GuardWire Plus, is used in conjunction with balloon angioplasty and implantable stents, which are the key products used today in treating compromised blood flow in the arteries of the human body. PercuSurge believes that its product significantly reduces the incidence of adverse events, such as heart attack, stroke or hypertension, by minimizing excess fragment matter in the blood stream following treatment. PercuSurge has completed a human clinical trial in the United States and submitted the results to the United States Food and Drug Administration, in order to obtain FDA approval to market its products in the United States. PercuSurge has been selling its product internationally since January 1999. PercuSurge was incorporated in California in 1995 and reincorporated in Delaware in 1999.

Medtronic, Inc.
7000 Central Avenue N.E.
Minneapolis, Minnesota 55432
(612) 514-4000

    Medtronic was founded in 1949 and incorporated as a Minnesota corporation in 1957. Medtronic is the world's leading medical technology company, providing lifelong solutions for people with chronic disease. Its primary products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, coronary and peripheral vascular disease, heart valve replacement, extracorporeal cardiac support, minimally invasive cardiac surgery, malignant and non-malignant pain, movement disorders, spinal and neurosurgery, neurodegenerative disorders, and ear, nose and throat surgery. Medtronic serves customers and patients in more than 120 countries.

The Special Meeting (Page 8)

    The Special Meeting will be held on December 21, 2000, at 10:00 a.m., local time, at the Sheraton Sunnyvale Hotel, located at 1100 N. Mathilda Ave., Sunnyvale, CA 94089. At the Special Meeting, you will be asked to approve the merger and the merger agreement.

Recommendation to PercuSurge Shareholders (Page 11)

    The PercuSurge board of directors believes that the merger is in the best interests of PercuSurge and its shareholders. The board unanimously recommends that you vote "for" approval of the merger and the merger agreement.

Record Date (Page 8)

    You can vote at the Special Meeting only if you owned shares of PercuSurge common stock or preferred stock at the close of business on October 31, 2000, which was the record date.

Vote Required to Approve the Merger (Page 8)

    The merger requires the approval of (i) the holders of a majority of all the outstanding shares of PercuSurge common and preferred stock, voting together as a single class, and (ii) the holders of a majority of all the outstanding shares of PercuSurge preferred stock, voting as a separate class. If you do not return your proxy or vote in person, it will have the effect of a vote against the merger.

    Medtronic shareholders do not need to vote to approve the merger.

Voting Power; Voting by Management (Page 8)

    On the record date, 8,930,471 shares of PercuSurge common stock, and 37,390,605 shares of PercuSurge preferred stock, divided into preferred stock Series A, B, C, D, and E, were outstanding. Of these, 19,613,257 shares (approximately 42.34% of the shares entitled to vote) were beneficially owned by directors and executive officers of PercuSurge and certain shareholders who have the right to designate a director (not including options held by such persons), all of whom have executed agreements to vote the PercuSurge common and/or preferred stock owned by them in favor of the merger. Each share of PercuSurge common or preferred stock entitles the holder to one vote.

Revoking Proxies (Page 9)

    You can revoke a proxy previously given by you by giving written notice to Gary Mistlin at the address on the proxy card, by filing another proxy, or by attending the Special Meeting and voting in person.

Summary of the Merger

    The merger agreement (Annex A) is attached at the back of this Proxy Statement/Prospectus. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

    In the proposed merger, a subsidiary of Medtronic will merge into PercuSurge, and PercuSurge will become a wholly-owned subsidiary of Medtronic. You will receive shares of Medtronic common stock in exchange for your shares of PercuSurge common and preferred stock.

Effective Time of the Merger (Page 10)

    Medtronic and PercuSurge hope to complete the merger shortly after the Special Meeting, if regulatory approvals and other required matters are completed by that time.

What You Will Receive in the Merger (Page 17)

    If the merger is completed, you will receive in exchange for each share of PercuSurge common or preferred stock that you own Medtronic common stock with a value (based on a 15-day average price of Medtronic common stock) equal to approximately $4.42. The exact number of shares of Medtronic common stock which PercuSurge shareholders will receive for their common and preferred stock is equal to an aggregate value divided by the total number of shares of PercuSurge common and preferred stock outstanding plus the number of shares subject to stock options at the merger's effective time. The aggregate value equals $225 million, plus the aggregate exercise price of outstanding PercuSurge stock options, minus the amount (anticipated to be approximately $1 million) by which expenses of the merger incurred by PercuSurge exceed $2.75 million, and minus the amount spent by PercuSurge to repurchase shares from terminated employees in excess of $25,000. If the merger is completed after December 31, 2000, PercuSurge will be required by a previous agreement to sell 1,960,784 shares to one of PercuSurge's shareholders; if this happens, the aggregate value will increase by approximately $6.8 million and the number of outstanding shares will increase by 1,960,784 shares, decreasing the value of Medtronic common stock into which each share of PercuSurge capital stock will be converted by approximately 3.5¢ per share.

    Approximately 7% of your Medtronic common stock will be put into an escrow account to secure potential claims of Medtronic against PercuSurge in connection with the merger. The amount of Medtronic common stock you will receive when the escrow account terminates will be reduced, on a pro rata basis, by the amount of any claims or other payments paid from the escrow account. In the case of a fraudulent misrepresentation by PercuSurge, you could be held liable for your pro rata share of any resulting damages, up to the total value you received in the merger.

    Each share of Medtronic common stock that you receive in the merger will also represent one preferred stock purchase right under Medtronic's Shareholder Rights Plan.

    Medtronic will not issue any fractional shares. Instead, any fractional share you would otherwise receive will be deposited in the escrow account and, unless used to pay claims, you will receive cash for such fractional share of Medtronic common stock at the expiration of the escrow, based on the average market price of Medtronic common stock as of the merger.

    Please do not send in your stock certificates until you receive written instructions to do so, after the merger.

What Happens to Stock Options And Warrants (Page 20)

    Following the merger, each outstanding option to buy PercuSurge common stock issued under PercuSurge's stock option plan will become an option to buy Medtronic common stock. Options will continue to be governed by the terms of the PercuSurge stock option plan. However, the number of shares of Medtronic common stock that optionholders can purchase by exercising the options, and the exercise price, will be adjusted to reflect the conversion ratio in the merger.

    Following the merger, each warrant to purchase shares of PercuSurge preferred stock that is not exercised pursuant to its terms before the effective time of the merger will be terminated in accordance with its terms without payment of any consideration therefor and without any conversion thereof.

Ownership of Medtronic Stock Following the Merger (Page 17)

    Following the merger, existing PercuSurge shareholders will own approximately 0.3% of the outstanding common stock of Medtronic (based upon the number of shares of Medtronic and PercuSurge stock outstanding on October 31, 2000).

Federal Income Tax Consequences (Page 23)

    The merger is intended to qualify as a reorganization for U.S. federal income tax purposes. We expect that neither PercuSurge nor its shareholders will recognize gain or loss for U.S. federal income tax purposes upon the exchange of PercuSurge stock for Medtronic stock in the merger, except for any taxes payable by PercuSurge shareholders on their receipt of cash instead of fractional Medtronic shares or upon the exercise of their appraisal rights. Federal income taxes may, however, be payable upon the Medtronic shares that are distributed to Medtronic from the escrow account in satisfaction of indemnification claims. PercuSurge has received a legal opinion from its counsel regarding these tax consequences.

    Tax matters are complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. We urge you to contact your own tax advisor to understand fully how the merger will affect you, including how any state, local, or foreign tax laws may apply to you.

PercuSurge's Reasons for the Merger (Page 11)

    The PercuSurge board believes that the complementary product lines and businesses of Medtronic and PercuSurge create an overall strategic fit. It also believes that the merger will create synergies and efficiencies that will accelerate PercuSurge's product development and technological innovation and improve PercuSurge's product distribution.

Fairness Opinion of PercuSurge's Financial Advisor (Page 13)

    The PercuSurge board of directors has received an opinion of its financial advisor, Merrill Lynch, as to the fairness, from a financial point of view, of the conversion ratio provided for in the merger. The full text of Merrill Lynch's written opinion dated October 18, 2000 is attached to the back of this document as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken. Merrill Lynch's opinion is directed to the PercuSurge board and does not constitute a recommendation to any shareholder as to how to vote with respect to matters relating to the proposed merger.

Interests of PercuSurge's Officers and Directors in the Merger (Page 23)

    When considering the recommendation by the PercuSurge board to vote "for" the merger, you should be aware that certain directors and executive officers of PercuSurge have interests in the merger that are different from, and may conflict with, your interests. Directors and officers of PercuSurge will receive certain benefits upon completion of the merger, including accelerated vesting of stock options pursuant to a 1997 change of control plan. One officer will also have the right to receive severance benefits if Medtronic terminates his employment under certain circumstances after the merger. If we complete the merger, Medtronic will continue certain indemnification arrangements for directors and officers of PercuSurge. The PercuSurge board was aware of these interests and considered them in approving the merger.

Regulatory Approvals (Page 32)

    Medtronic and PercuSurge must both make filings with or obtain approvals from certain United States antitrust authorities before they can complete the merger. The merger cannot be completed until the companies receive approvals or until a specified waiting period (typically 30 or more days) has passed after the date of each filing. The waiting period may be extended by requests for additional information. On November 13, 2000, Medtronic and PercuSurge each filed the required notification and report forms with the United States antitrust agencies.

    We cannot predict whether we will obtain all required regulatory approvals for the merger, or whether any approvals will include conditions that may be detrimental to Medtronic or PercuSurge.

Conditions to the Merger (Page 24)

    The merger will be completed only if certain conditions, including the following, are met or waived:

  •
  the PercuSurge shareholders approve the merger;

  •
  the waiting periods under the United States anti-trust laws expire or terminate;

  •
  the shares of Medtronic common stock which PercuSurge shareholders will receive in the merger have been duly authorized for listing on the New York Stock Exchange, subject to official notice of issuance;

  •
  no court orders prevent the merger or impose material limitations on the ownership or operation of PercuSurge after the merger;

  •
  PercuSurge and Medtronic both receive letters from their accountants stating that the merger qualifies for pooling of interests accounting treatment;

  •
  PercuSurge receives an opinion from its tax counsel that the merger will qualify as reorganization;

  •
  the representations and warranties made by Medtronic and PercuSurge continue to be accurate except for inaccuracies that would not have a material adverse effect;

  •
  certain employee shareholders enter into noncompetition agreements; and

  •
  not more than a certain number of key employees of PercuSurge indicate they will not continue as employees after the merger.

Termination of the Merger Agreement (Page 26)

    Even if the PercuSurge shareholders approve the merger, Medtronic and PercuSurge can agree at any time to terminate the merger agreement without completing the merger. The merger agreement can also be terminated if any of the following occurs:

  •
  the merger is not completed by March 31, 2001 (or, if there is additional regulatory review, June 30, 2001);

  •
  a court or other governmental authority prohibits the merger; or

  •
  the PercuSurge shareholders do not approve the merger.

    Medtronic can terminate the merger agreement if PercuSurge violates its obligations to refrain from soliciting acquisition proposals from others or if the PercuSurge board approves or permits a different acquisition proposal, or otherwise changes its recommendation of the merger.

    PercuSurge can also terminate the merger agreement if prior to shareholder approval of the merger PercuSurge authorizes acceptance of a more favorable acquisition proposal, Medtronic does not match the proposal, and PercuSurge pays a termination fee to Medtronic.

Termination Fees and Expenses (Page 26)

    PercuSurge must pay Medtronic a termination fee of $7 million in cash if the merger agreement is terminated in any of the following circumstances:

  •
  PercuSurge willfully or intentionally violates its obligation to refrain from soliciting acquisition proposals from others;

  •
  the PercuSurge board withdraws or modifies its recommendation of the merger, recommends, approves, or takes no position regarding a different acquisition proposal, or recommends a competing tender offer or exchange offer;

  •
  the PercuSurge board authorizes PercuSurge to enter into an agreement concerning a more favorable acquisition proposal and Medtronic does not match the proposal; or

  •
  the PercuSurge shareholders do not approve the merger before March 31, 2001 or before June 30, 2001 in the event of additional regulatory review (but only if a competing acquisition proposal has been announced and PercuSurge enters into an agreement with a third party relating to a competing acquisition proposal within 12 months after the termination of the merger agreement with Medtronic and a competing acquisition is consummated).

Stock Option Agreement (Page 24)

    Medtronic and PercuSurge have also entered into a stock option agreement, which gives Medtronic an option to purchase from PercuSurge up to 12,925,865 shares (approximately 19.2% of all outstanding PercuSurge stock) of PercuSurge's common and preferred stock for an exercise price of $4.32 per share. The option becomes exercisable only if certain events related to termination of the merger agreement occur. Medtronic can also, upon certain events related to termination of the merger agreement, cancel the option in exchange for a cancellation payment by PercuSurge. The sum of any termination fee and the amount of any option cancellation payment can never exceed $7 million.

PercuSurge Cannot Solicit Other Offers (Page 22)

    PercuSurge has agreed not to encourage, solicit, discuss, or negotiate with anyone (other than Medtronic) regarding a merger, sale, or license of a specified portion of PercuSurge's assets or stock, unless PercuSurge receives an unsolicited superior acquisition proposal and PercuSurge's board is required by law to pursue the superior proposal in order to meet its fiduciary obligations to the PercuSurge shareholders.

Dissenters' Rights (Page 32)

    As a PercuSurge shareholder, you need not vote for the merger. You have the right to dissent from the merger and request an appraisal of the value of your PercuSurge capital stock pursuant to California or Delaware law.

    The provisions of California and Delaware law, respectively, relating to the exercise of appraisal rights are complicated. You may lose your appraisal rights if you fail to strictly adhere to such provisions. Therefore, if you exercise your appraisal rights to obtain an appraisal of the fair value of your shares, you may wish to consult with a qualified attorney.

Accounting Treatment (Page 29)

    Medtronic and PercuSurge expect the merger to qualify as a "pooling of interests," which means that they will treat the two companies as if they had always been combined for accounting and financial reporting purposes. It is a condition to the closing of the merger that such accounting treatment is permissible.

Comparative Prices of Medtronic and PercuSurge Stock (Page 35)

    Medtronic common stock is listed on the New York Stock Exchange. On October 18, 2000, the last trading day before the public announcement of the proposed merger, Medtronic common stock closed at $53.9375. On November 20, 2000, Medtronic common stock closed at $49.5625.

    PercuSurge stock is not publicly traded. The most recent private sale of stock by PercuSurge was made on April 24, 2000 when PercuSurge sold shares of its Series E Preferred Stock at $2.55 per share.

Listing of Medtronic Common Stock

    Medtronic will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

Differences in Rights of Medtronic's and PercuSurge's Shareholders (Page 36)

    The rights of PercuSurge shareholders are governed by Delaware and California law and the Certificate of Incorporation and Bylaws of PercuSurge. When the merger is completed, PercuSurge shareholders will become shareholders of Medtronic, and their rights will be governed by Minnesota law and the Articles of Incorporation and Bylaws of Medtronic. The rights of PercuSurge shareholders and Medtronic shareholders differ in certain respects.

    Another significant difference between Medtronic common stock and PercuSurge common stock is that Medtronic has historically paid regular quarterly cash dividends on Medtronic common stock, and PercuSurge has never paid any cash dividends.

Forward-Looking Statements (Page 51)

    This document (and documents to which we refer you in this document) includes various forward-looking statements about Medtronic, PercuSurge, and the combined company that are subject to risks and uncertainties. Forward-looking statements include information concerning future results of operations of Medtronic, PercuSurge, and the combined company. Also, statements that use the words "anticipates," "believes," "estimates," "expects," "intends," "may," "could," "possible," "plans," "projects," "should," "will," "forecasts" or similar expressions are forward-looking statements. Many factors, some of which are discussed elsewhere in this document and in documents to which we have referred you, could affect the future financial results of Medtronic, PercuSurge, and the combined company. These factors could cause actual results to differ materially from those expressed in forward-looking statements contained in this document or related documents. These factors include adverse changes in economic conditions and in the markets served by Medtronic and PercuSurge and a significant delay in the completion of the merger.

SPECIAL MEETING

    Medtronic and PercuSurge are sending this Proxy Statement/Prospectus to the shareholders of PercuSurge in connection with the solicitation by the board of directors of PercuSurge of proxies to be voted at the Special Meeting. This Proxy Statement/Prospectus is first being mailed to shareholders of PercuSurge on or about November 22, 2000.

Date, Place, and Time

    The Special Meeting will be held at 10:00 a.m., local time, on December 21, 2000, at the Sheraton Sunnyvale Hotel, located at 1100 N. Mathilda Ave., Sunnyvale, CA 94089.

Purpose

    At the Special Meeting, PercuSurge shareholders will be asked to vote on a proposal to approve the Agreement and Plan of Merger dated as of October 19, 2000 (for convenience, referred to as the "merger agreement") attached to this Proxy Statement/Prospectus as Annex A. That document provides for the merger of Trojan Merger Corp., a Delaware corporation and wholly-owned subsidiary of Medtronic ("Merger Subsidiary"), with and into PercuSurge, as a result of which PercuSurge will become a wholly-owned subsidiary of Medtronic. Other terms and provisions related to the merger are contained in the merger agreement.

    PercuSurge shareholders may also be asked to vote upon a proposal to adjourn or postpone the Special Meeting, in order to (among other things) allow additional time for the companies to solicit additional votes to approve the merger. If any matters other than approval of the merger are properly presented for consideration at the Special Meeting, the persons named by shareholders in the enclosed form of proxy will have discretion, as proxies, to vote on those matters.

    Under Delaware law, shareholders can consider at the Special Meeting only the matters contained in the notice for the Special Meeting.

Record Date; Voting Rights; Quorum; Required Vote

    The close of business on October 31, 2000 is the record date for determining the holders of PercuSurge common stock and preferred stock who are entitled to receive notice of and to vote at the Special Meeting or at any adjournment or postponement of the Special Meeting.

    PercuSurge has one class of common stock and five series of preferred stock (Series A, B, C, D, and E) outstanding, each of which has a par value $.001 per share. Each holder of PercuSurge common or preferred stock outstanding on the record date is entitled to one vote for each share held. The holders of a majority of the outstanding shares of PercuSurge capital stock entitled to vote must be present at the Special Meeting, in person or by proxy, to constitute a quorum to transact business.

    The holders of a majority of all the outstanding shares of PercuSurge common and preferred stock, voting together as a single class, as well as the holders of a majority of all the outstanding shares of PercuSurge preferred stock, voting as a separate class, must vote in favor of the merger in order to approve the merger. On the record date 8,930,471 shares of PercuSurge common stock and 37,390,605 shares of PercuSurge preferred stock were outstanding, held by approximately 145 holders of record. Of such shares, 19,613,257 shares (approximately 42.34% of the outstanding shares of PercuSurge common stock and preferred stock) were beneficially owned by directors and executive officers of PercuSurge and other shareholders having the right to designate a director (not including options held by such persons) who have executed agreements to facilitate the merger under which they agreed to vote all shares of PercuSurge common stock and preferred stock beneficially owned by them in favor of the merger.

    Abstentions will be treated as shares present in determining whether PercuSurge has a quorum for the Special Meeting, but abstentions will have the same effect as a vote against approval of the merger. See "The Merger—Agreements to Facilitate Merger."

    The board of directors of PercuSurge has unanimously approved the merger. The board of directors of Medtronic has approved the merger and the issuance of shares of Medtronic common stock in the merger. See "The Merger—Background of the Merger." Minnesota law does not require that Medtronic shareholders approve the merger. Medtronic, as the sole shareholder of Merger Subsidiary, has approved the merger.

Recommendation of the Board of Directors of PercuSurge

    The board of directors of PercuSurge recommends that the shareholders vote FOR the approval of the merger and adoption of the merger agreement. See "The Merger—Interests of PercuSurge's Directors and Officers in the Merger" for a discussion of conflicts of interest that certain directors and members of management may have in connection with the merger.

Proxies; Revocation

    A proxy card is enclosed for use by PercuSurge shareholders. The board of directors of PercuSurge requests that shareholders sign and return the proxy card in the accompanying envelope. No postage is required if mailed within the United States. If you have questions or requests for assistance in completing and submitting Proxy cards, please contact Gary Mistlin, Secretary of PercuSurge, at (408) 530-2325.

    All properly executed proxies that are not revoked will be voted at the Special Meeting as instructed on those proxies. Proxies containing no instructions will be voted in favor of the merger. A shareholder who executes and returns a proxy may revoke it at any time before it is voted, but only by executing and returning a proxy bearing a later date, by giving written notice of revocation to an officer of PercuSurge, or by attending the Special Meeting and voting in person.

    SHAREHOLDERS SHOULD NOT SEND THEIR STOCK CERTIFICATES WITH THEIR PROXY CARDS.

Solicitation of Proxies

    In addition to soliciting proxies by mail, PercuSurge's directors, officers, and employees may, if they do not receive extra compensation for doing so, solicit proxies personally or by telephone or fax. Medtronic has agreed to pay for all expenses relating to the printing of this Proxy Statement/Prospectus and the filing of it with the Securities and Exchange Commission (the "SEC").

THE MERGER

    The following summary of the merger and certain terms of the merger agreement and related matters is not complete and is qualified in its entirety by reference to the merger agreement, which is attached as Annex A and is incorporated in this document by reference.

General

    Medtronic, Merger Subsidiary, and PercuSurge have entered into the merger agreement, which provides that Merger Subsidiary will be merged with and into PercuSurge, and PercuSurge will become a wholly-owned subsidiary of Medtronic. In the merger, PercuSurge will change its name to "Medtronic PercuSurge, Inc." Each outstanding share of PercuSurge common and preferred stock will be converted at the effective time (as defined below) into the right to receive a pro rata share of Medtronic common stock with a total value of approximately $225 million. For a more detailed description of how the PercuSurge common stock converts into Medtronic common stock in the merger, see "—Conversion of PercuSurge Capital Stock in the Merger."

Effective Time of the Merger

    As soon as practicable after the conditions to consummation of the merger described below have been satisfied or waived, and unless the merger agreement has been terminated as provided below, a certificate of merger will be filed with the Secretary of State of the State of Delaware, at which time the merger will become effective (the "effective time"). It is presently contemplated that the effective time will be as soon as practicable after approval of the merger at the Special Meeting and after the waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act") expire or terminate. However, if holders of less than approximately 90% of the outstanding PercuSurge capital stock approve the merger, the effective time may be delayed until 30-40 days after the Special Meeting in order to satisfy the condition that the merger qualify for "pooling of interests" accounting treatment. See "—Conditions to Consummation of the Merger; Waiver" and "—Accounting Treatment of the Merger."

Background of the Merger

    The terms of the merger agreement are the result of arm's-length negotiations between representatives of Medtronic and PercuSurge. The following is a brief discussion of the background of these negotiations, the merger, and related transactions.

    On July 21, 2000, members of the management of both companies, including Andy Rasdal, the President of Medtronic Vascular; Tom Wilder, Vice President Finance of Medtronic Vascular; Laura Dietch, Vice President Marketing of Medtronic Vascular; Azin Aparhizjar, Vice President Regulatory of Medtronic Vascular; Peter Rule, President and Chief Executive Officer of PercuSurge; Rick Geoffrion, Vice President Marketing and OUS of PercuSurge; Gary Mistlin, Vice President and Chief Financial Officer of PercuSurge; and Debby Hinman, Vice President Regulatory of PercuSurge, met again in an informal meeting to discuss opportunities for the collaboration between both companies. This meeting was followed by the execution of a confidentiality agreement signed by Medtronic's subsidiary, Medtronic AVE, and PercuSurge, effective as of August 1, 2000.

    In a meeting at PercuSurge's headquarters on August 9, 2000, PercuSurge provided to Medtronic information about its products, their clinical trials and other regulatory details. On August 17, 2000, Mr. Rasdal and Mr. Rule discussed the potential acquisition of PercuSurge by Medtronic for a purchase price ranging from $170 million to $185 million. On August 22, Medtronic conveyed to PercuSurge a list of financial, legal, and marketing questions to be answered prior to an acquisition discussion. PercuSurge responded to this request in a package that was sent to Medtronic on August 28. In addition, Medtronic visited the PercuSurge facility on August 26 to focus on issues related to manufacture of product. PercuSurge Intellectual Property counsel met with Medtronic legal counsel on September 7 to assess the strength of the company's intellectual property portfolio.

    Senior executives of both companies, including Mr. Rasdal, William George, Chairman and Chief Executive Officer of Medtronic, Arthur Collins, President and Chief Operating Officer of Medtronic, Gary L. Ellis, Vice President, Corporate Controller and Treasurer, Michael Ellwein, Vice President and Chief Development Officer of Medtronic, Glen Nelson, M.D., Vice Chairman of Medtronic, and Mr. Rule, met on September 11, 2000 at Medtronic's headquarter's for a general presentation of PercuSurge's business. Following the September 11 meeting, Medtronic extended a written non-binding expression of interest to acquire PercuSurge for a purchase price of $205 million. On September 13, 2000, the board of directors of PercuSurge agreed to hire Merrill Lynch to act as financial adviser for a potential acquisition of PercuSurge. On September 20, 2000, Mr. Rule sent a letter to Mr. Rasdal setting forth a counter-offer of $225 million which had been approved by PercuSurge's board of directors on September 19, 2000. On September 22, 2000, Mr. Rasdal and Mr. Rule reached agreement in principle that Medtronic would acquire PercuSurge for a total purchase price of $225 million, subject to the approval of their boards of directors and PercuSurge's shareholders.

    Between September 25, 2000, and October 18, 2000, representatives of Medtronic met frequently with members of senior management of PercuSurge and its outside advisors to conduct additional due diligence on the business and operations of PercuSurge. Between September 26, 2000, and October 19, 2000, Medtronic and PercuSurge negotiated definitive agreements for Medtronic's acquisition of PercuSurge.

    On October 17, 2000, the Medtronic board of directors approved the merger, subject to final negotiations by senior management, and authorized Medtronic's officers to undertake all acts necessary or advisable to effect the merger.

    On October 18, 2000, the PercuSurge board convened in Washington, D.C. to consider and vote upon the proposed merger and related transactions. Representatives of PercuSurge's legal advisors, independent auditors and Merrill Lynch were present. At this meeting, PercuSurge management reported on the terms of the proposed merger and the results of the due diligence investigation. PercuSurge's legal advisors reviewed proposed definitive terms of the merger agreement and related documents and reviewed the board's fiduciary duties in evaluating the transaction. Representatives of Merrill Lynch discussed the financial analysis of the conversion ratio and delivered its oral opinion, which was confirmed by delivery of a written opinion dated October 18, 2000 to the PercuSurge board, that the conversion ratio was fair, from a financial point of view, to PercuSurge's shareholders. After considering the presentations by PercuSurge's legal and financial advisors, and the other matters discussed at the meeting, the PercuSurge board unanimously approved the merger agreement, and the related transactions and agreements, subject to the resolution of some issues satisfactory to PercuSurge management.

    Early in the morning on October 19, 2000, following final resolution of issues raised by the PercuSurge board, both companies executed the merger agreement and the related agreements, and Medtronic and PercuSurge issued a joint press release.

PercuSurge's Reasons for the Merger; Recommendation of the PercuSurge Board of Directors

    The board of directors of PercuSurge has determined that the terms of the merger and the merger agreement are fair to, and in the best interests of, PercuSurge and its shareholders. Accordingly, PercuSurge's board of directors has unanimously approved the merger and the merger agreement and recommends that you vote FOR approval of the merger. In reaching its decision,

PercuSurge's board of directors identified several potential benefits of the merger, including the following:

  •
  The ability to leverage Medtronic's United States sales organization and manufacturing capabilities in order to successfully commercialize PercuSurge's products;

  •
  PercuSurge's products complement Medtronic's position in the interventional cardiology field;

  •
  the ability of PercuSurge to access Medtronic's significantly larger US sales channel and worldwide customer base;

  •
  the potential revenue from the increased customer base of the combined company and cross-selling opportunities for the products of both companies;

  •
  the ability to direct more resources towards research and development and additional clinical studies for future applications; and

  •
  the ability to provide PercuSurge stockholders with equity that enjoys greater liquidity than is currently available for PercuSurge common stock.

    PercuSurge's board of directors consulted with PercuSurge's senior management and its legal and financial advisors in reaching the decision to approve the merger. Among the factors considered by PercuSurge's board of directors in its deliberations were the following:

  •
  the financial condition, results of operations, cash flow, business and prospects of PercuSurge and Medtronic, before and after giving effect to the merger;

  •
  PercuSurge's need for the type of worldwide distribution network and complementary products that Medtronic will provide;

  •
  the consideration Medtronic will issue in the merger in light of current financial market conditions and comparable merger transactions;

  •
  the fairness to PercuSurge and its shareholders of the terms of the merger agreement and related agreements; and

  •
  the analyses and presentations prepared by Merrill Lynch and Merrill Lynch's written opinion (the full text of which is attached as Annex B) that the exchange ratio set forth in the merger agreement was fair from a financial point of view to the PercuSurge shareholders.

    PercuSurge's board of directors also identified and considered a number of uncertainties and risks in its deliberations concerning the merger, including the following:

  •
  the risk that the potential benefits sought in the merger may not be fully realized, if at all;

  •
  the risk of management and employee disruption as a result of the merger, including the risk that key personnel may choose not to remain employed with the combined company;

  •
  the risk of the need for significant additional funding in order to commercialize the PercuSurge product in the United States if the merger were not to take place, and

  •
  other applicable risks associated with the businesses of PercuSurge and Medtronic described in this proxy statement/prospectus.

    The above discussion of the information and factors considered by the PercuSurge board is not all-inclusive but is believed to include all material factors considered by the PercuSurge board. In view of the variety of factors considered by the PercuSurge board, the PercuSurge board did not find it practicable to quantify or otherwise attempt to assign relative weights to the specific factors considered in making its determination. In addition, individual members of the PercuSurge board may have given different weights to different factors. Consequently, the PercuSurge board did not quantify the assumptions and results of its analysis in reaching its determination that the merger is fair to, and in the best interests of, PercuSurge and its shareholders.

    The PercuSurge board of directors believes that the merger is advisable and in the best interests of PercuSurge and its shareholders. The PercuSurge board, therefore, unanimously recommends that its shareholders vote FOR approval of the merger.

    See "—Background of the Merger," "—Opinion of PercuSurge's Financial Advisor," "—Certain Federal Income Tax Considerations, "and "Comparative Stock Prices and Dividends."

Medtronic's Reasons for the Merger

    Medtronic believes that the acquisition of PercuSurge will strengthen Medtronic's market position in the interventional cardiology and peripheral vascular fields and will complement Medtronic's positions in the cardiac rhythm management and cardiac surgery fields. Medtronic also believes that the two companies' businesses are very complementary and offer significant customer synergies without significant overlap or duplication in product lines.

Opinion of PercuSurge's Financial Advisor

    PercuSurge engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as its exclusive financial advisor in connection with the merger. On October 18, 2000, at a meeting of the PercuSurge board held to evaluate the proposed merger, Merrill Lynch rendered an oral opinion, which opinion was confirmed by delivery of a written opinion dated October 18, 2000, to the effect that, as of that date and based on and subject to the matters described in its opinion, the conversion ratio was fair, from a financial point of view, to the holders of PercuSurge capital stock (other than Merrill Lynch and its affiliates).

    The full text of Merrill Lynch's written opinion dated October 18, 2000, which describes the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex B and is incorporated into this document by reference. Merrill Lynch's opinion is directed to the PercuSurge board of directors and addresses only the fairness of the conversion ratio from a financial point of view. The opinion does not address the merits of the underlying decision by PercuSurge to engage in the merger and does not constitute a recommendation to any shareholder as to how to vote with respect to matters relating to the proposed merger or as to the market price of Medtronic shares subsequent to the closing of the merger. The summary of Merrill Lynch's opinion described below is qualified in its entirety by reference to the full text of its opinion.

    In connection with Merrill Lynch's role as PercuSurge's financial advisor, and in arriving at its opinion, Merrill Lynch:

  (1)
  Reviewed certain publicly available business and financial information relating to PercuSurge and Medtronic that it deemed to be relevant;

  (2)
  Reviewed certain information furnished to Merrill Lynch by PercuSurge and Medtronic, including, with respect to PercuSurge, financial forecasts relating to the business, earnings, cash flow, assets, liabilities and prospects of PercuSurge;

  (3)
  Conducted discussions with members of senior management and representatives of PercuSurge and Medtronic concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the merger;

  (4)
  Reviewed the market prices and valuation multiples for the common stock of Medtronic and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5)
  Reviewed the results of operations of PercuSurge and Medtronic and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  (6)
  Reviewed the results of operations of PercuSurge and assessed the market conditions related to a potential initial public offering of PercuSurge's common stock with respect to pricing and timing;

  (7)
  Compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

  (8)
  Participated in certain discussions and negotiations among representatives of PercuSurge and Medtronic and their financial and legal advisors;

  (9)
  Reviewed a draft dated October 17, 2000 of the merger agreement; and

  (10)
  Reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

    In preparing the opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch has not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of PercuSurge or Medtronic or been furnished with any such evaluation or appraisal. In addition, Merrill Lynch has not assumed any obligation to conduct any physical inspection of the properties or facilities of PercuSurge or Medtronic. With respect to the financial forecast furnished to or discussed with Merrill Lynch by PercuSurge, Merrill Lynch has assumed that it has been reasonably prepared and reflect the best currently available estimates and judgment of PercuSurge's management as to the expected future financial performance of PercuSurge. Merrill Lynch has further assumed that the proposed merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. Merrill Lynch has also assumed that the final form of the merger agreement will be substantially similar to the last draft reviewed by Merrill Lynch.

    The opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to Merrill Lynch as of October 18, 2000. Merrill Lynch has assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the proposed merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the proposed merger.

    In connection with the preparation of this opinion, Merrill Lynch has not been authorized by PercuSurge or its board of directors to solicit, nor has it solicited, third-party indications of interest for the acquisition of all or any part of PercuSurge.

    For purposes of rendering its opinion, Merrill Lynch assumed that, in all respects material to its analysis, the representations and warranties of PercuSurge, Medtronic and Merger Subsidiary contained in the merger agreement were true and correct, PercuSurge, Medtronic and Merger Subsidiary will each perform all of the covenants and agreements to be performed by it under the merger agreement and all conditions to the obligations of each of PercuSurge, Medtronic and Merger Subsidiary to consummate the merger will be satisfied without any waiver. Merrill Lynch also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either PercuSurge or Medtronic is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on PercuSurge or Medtronic or materially reduce the contemplated benefits of the merger to PercuSurge, Medtronic or the combined company.

    PercuSurge informed Merrill Lynch, and for purposes of rendering its opinion Merrill Lynch assumed, that the merger is expected to qualify as a tax-free reorganization for federal income tax purposes and be accounted for as a pooling of interests. In connection with its opinion, Merrill Lynch was not authorized to, and did not, solicit interest from any other party with respect to the acquisition of all or a part of PercuSurge. Merrill Lynch expressed no opinion as to the price at which the Medtronic common stock will trade at any time. No other instructions or limitations were imposed by the PercuSurge board on Merrill Lynch with respect to the investigations made or the procedures followed by it in rendering its opinion.

    The following is a summary of the material analyses performed by Merrill Lynch in connection with its opinion to the PercuSurge board dated October 18, 2000. The financial analyses summarized below include information presented in tabular format. In order to fully understand Merrill Lynch's financial analyses, the tables must be read together with the text of each summary.

Valuation of PercuSurge

    Initial Public Offering Analysis.  Merrill Lynch compared certain financial and operating ratios for PercuSurge with the corresponding financial and operating ratios for a group of selected comparable public companies engaged primarily in the medical device industry that Merrill Lynch deemed to be comparable to PercuSurge's stage of development and marketing. For the purpose of its analysis, the following companies were used as companies comparable to PercuSurge: Novoste, Medtronic, Abiomed, Guidant, Vascular Solutions, St. Jude Medical and Boston Scientific. This analysis resulted in the following relevant range for the comparable companies as of October 13, 2000: a range of stock price as a multiple of estimated 2001E revenue of 6.1x to 7.1x. Based on the foregoing, Merrill Lynch determined a reference range for an implied equity value of $188 to $226 million based on PercuSurge management's 2004E revenue estimates utilizing a discount rate of 25.0%.

2001E Revenue Multiple	Implied Equity Value ($ million)
6.1x	$188
7.1x	$226

    Discounted Cash Flow Analysis.  Merrill Lynch performed a discounted cash flow analysis for PercuSurge for the fiscal years ended 2001 through 2005, inclusive, using discount rates (determined through the use of the capital asset pricing model) ranging from 22.0% to 24.0% and terminal value multiples of year 2005 EBITDA ranging from 12.5x to 14.5x, based on the comparable companies of PercuSurge. Based upon the foregoing, Merrill Lynch determined a reference range for an implied equity value of $186 to $237 million.

2005E EBITDA Multiple	Discount Rate	Implied Equity Value ($ million)
12.5x	24.0%	$186
14.5x	22.0%	$237

    Selected Comparable Publicly Traded Companies Analysis.  Merrill Lynch compared certain financial and operating ratios of PercuSurge with the corresponding financial and operating ratios for a group of publicly traded companies engaged primarily in the medical device industry that Merrill Lynch deemed to be comparable to PercuSurge. For the purpose of its analysis, the following companies in the

Cardiovascular/Med-Tech industry were used as companies comparable to PercuSurge: Boston Scientific, Edwards Lifesciences, Guidant, Novoste, St. Jude Medical, Johnson & Johnson and Medtronic.

    For each of the comparable companies, Merrill Lynch calculated stock price as a multiple of estimated revenues for the calendar year ended 2002. This analysis resulted in the following relevant range for the comparable companies as of October 13, 2000: a range of stock price as a multiple of estimated 2002E revenue of 5.0x to 7.0x. Based on the foregoing, Merrill Lynch determined a reference range for the implied equity value of $163 to $228 million.

2002E Revenue Multiple	Implied Equity Value ($ million)
5.0x	$163
7.0x	$228

    To calculate the trading multiples utilized in the analysis of selected comparable publicly traded companies, Merrill Lynch used publicly available information concerning the historical and projected financial performance of the comparable companies, including public historical financial information and consensus analysts' earnings estimates. None of the comparable companies are, of course, identical to PercuSurge. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading volume of the comparable companies, as well as that of PercuSurge. In addition, in extrapolating the estimated equity value, Merrill Lynch utilized an estimated 2002E revenue based on projections prepared by PercuSurge management.

    Selected Comparable Transactions Analysis.  Using publicly available information, Merrill Lynch considered selected transactions in the medical device industry that Merrill Lynch deemed to be relevant. Merrill Lynch calculated the transaction values for the target companies as a multiple of the one-year forward revenue projections. This analysis resulted in the following relevant ranges for the comparable transactions: a range of enterprise value as a multiple of the one-year forward revenue of 6.0x to 7.5x. Based on the foregoing, this methodology yielded a reference range for an implied equity value of $196 to $244 million.

2002E Revenue Multiple	Implied Equity Value ($ million)
6.0x	$196
7.5x	$244

No company utilized in the selected comparable transaction analysis is identical to PercuSurge nor is any transaction identical to the contemplated transaction between PercuSurge and Medtronic. An analysis of the results therefore requires complex considerations and judgments regarding the financial and operating characteristics of PercuSurge and the companies involved in the comparable transactions.

    The above summary is not a complete description of Merrill Lynch's opinion to the PercuSurge board or the financial analyses performed and factors considered by Merrill Lynch in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Merrill Lynch believes that its analyses and the summary above must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Merrill Lynch analyses and opinion.

    The type and amount of consideration payable in the merger was determined through negotiation between PercuSurge and Medtronic. Although Merrill Lynch provided financial advice to PercuSurge during the course of negotiations, the decision to enter into the merger was solely that of the PercuSurge board of directors. Merrill Lynch's opinion and financial analyses were only one of many factors considered by the PercuSurge board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the PercuSurge board of directors or management with respect to the conversion ratio or the merger.

    Merrill Lynch is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. PercuSurge selected Merrill Lynch based on Merrill Lynch's reputation, expertise and familiarity with PercuSurge. Merrill Lynch and its predecessors and affiliates have in the past provided financial services to PercuSurge unrelated to the merger, for which services Merrill Lynch and its predecessors and affiliates have received compensation.

    Merrill Lynch maintains a market in Medtronic common stock and regularly publishes research reports regarding the businesses and securities of Medtronic and other publicly traded companies in the medical device industry. In the ordinary course of business, Merrill Lynch and its affiliates may actively trade or hold the securities and other instruments and obligations of Medtronic for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities, instruments or obligations.

    Under the terms of Merrill Lynch's engagement, PercuSurge has agreed to pay Merrill Lynch for its services upon completion of the merger an aggregate financial advisory fee equal to 1.4% of the total consideration payable in the merger, or approximately $3.15 million. In addition, PercuSurge has agreed to reimburse Merrill Lynch for reasonable travel and other out-of-pocket expenses up to $75,000, including reasonable fees and disbursements of counsel, and to indemnify Merrill Lynch and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, Merrill Lynch's engagement. Merrill Lynch KECALP International L.P. 1997, an affiliate of Merrill Lynch, holds 707,320 shares of PercuSurge's Series D Preferred Stock, Merrill Lynch KECALP L.P. 1997, another affiliate of Merrill Lynch, holds 1,731,705 shares of PercuSurge's Series D Preferred Stock.

Conversion of PercuSurge Capital Stock in the Merger

    At the effective time, all issued and outstanding PercuSurge common and preferred stock will be converted into Medtronic common stock with a total value equal to the sum of $225 million, plus the aggregate exercise price of PercuSurge stock options outstanding at the effective time, plus approximately $6.8 million if the closing occurs after December 31, 2000 and PercuSurge sells an additional 1,960,784 shares of Series E Preferred Stock as required by a prior investment agreement, minus the amount (anticipated to be approximately $1,000,000) by which expenses of the merger incurred by PercuSurge exceed $2.75 million and minus the amount spent in excess of $25,000 between the date of the merger agreement and the effective time by PercuSurge to repurchase shares from terminated employees. The per share value of Medtronic common stock will be the average (rounded to the nearest full cent, with the cents rounded up if the third decimal place is 5 or more) of the stock's closing sale price (rounded to the nearest full cent) as reported on the New York Stock Exchange (NYSE) for the fifteen (15) consecutive NYSE trading days ending on and including the NYSE trading day that is two NYSE trading days prior to the effective time, appropriately adjusted for any stock splits or stock dividends during such period. However, the period to determine the value of Medtronic common stock shall in no event include any trading days which are prior to the date which is three (3) trading days after the announcement of Medtronic's results for the quarter ending October 27, 2000; in such event, the period will be shorter than 15 days.

    Based on the number of shares of PercuSurge capital stock and options outstanding on the record date (assuming the merger is completed before December 31, 2000 and using the November 20, 2000 Medtronic closing sale price of $49.5625 as the assumed average stock price solely for illustrative purposes of this paragraph), an estimated 4,645,099 shares of Medtronic common stock would be issued in exchange for PercuSurge capital stock upon consummation of the merger. Such shares would represent approximately 0.3% of the shares of Medtronic common stock that would be outstanding after consummation of the merger. If the merger is completed after December 31, 2000, PercuSurge will be required by a previous agreement to sell 1,960,784 shares to one of its shareholders; if this happens, the aggregate value of the merger will be increased by approximately $6.8 million and the number of outstanding shares will increase by 1,960,784 shares. In such event, using the November 20, 2000 Medtronic closing sale price of $49.5625 as the assumed average stock price solely for illustrative purposes of this paragraph, an estimated 4,782,300 shares of Medtronic common stock would be issued in exchange for PercuSurge capital stock upon consummation of the merger.

    As soon as practicable after the effective time, each PercuSurge shareholder will receive a certificate representing 93% (rounded up to the nearest whole share) of the number of shares of the Medtronic common stock which the shareholder is entitled to receive in the merger. The remaining 7% of the shares will be put into escrow to secure potential claims of Medtronic against PercuSurge. Those PercuSurge shareholders whose PercuSurge shares are subject to PercuSurge's repurchase option and/or are pledged will not receive their Medtronic common stock until such restrictions and pledge expire. See "—Interests of PercuSurge's Directors and Officers in the Merger."

    PercuSurge shareholders should understand that, because the market price of Medtronic common stock fluctuates, the amount of shares of Medtronic common stock issued in exchange for PercuSurge capital stock cannot be determined before the effective time of the merger. The market value of the Medtronic shares that PercuSurge shareholders will receive in the merger (whether measured at the effective time of the merger or the date of the Special Meeting or another date) may be less than or greater than the Average Stock Price used for purposes of determining the conversion ratio. In addition, because the value of Medtronic shares fluctuates, the market value of the Medtronic common stock that PercuSurge shareholders will receive in the merger may increase or decrease following the merger. See "Comparative Stock Prices and Dividends" for information regarding the historical market prices of Medtronic common stock.

  Fractional Shares

    Medtronic will not issue any certificates or scrip representing fractional shares of Medtronic common stock in the merger. The number of shares of Medtronic common stock that a PercuSurge shareholder will receive in the merger will be aggregated and the 93% portion thereof to be received promptly after the closing will be rounded up to the nearest whole share. The remaining portion of Medtronic shares (about 7%) will be placed into escrow. In lieu of any fractional share which a PercuSurge shareholder would be entitled to receive upon termination of the escrow, the shareholder will receive an amount of cash (without interest) determined by multiplying (1) the average market price of Medtronic common stock used for purposes of determining the conversion ratio by (2) the fractional share interest of Medtronic common stock which such holder would otherwise be entitled to receive.

  Escrow Fund

    The escrow fund will be used to indemnify Medtronic and its affiliates against losses, claims, expenses, and other damages arising from or in connection with (i) any breach of representations of warranties or representations made by PercuSurge or on behalf of PercuSurge's shareholders, (ii) any breach of any covenant or obligation of PercuSurge under the merger agreement, or (iii) claims of wrongful termination by any employees whose stock is repurchased by PercuSurge, but only if the total amount of all damages with respect to all such matters, taken together, exceeds $1,000,000, in which case Medtronic is entitled to indemnification for the entire amount of the damages. The escrow fund will also be used to reimburse Medtronic for any expenses incurred by PercuSurge in connection with the merger in excess of $2.75 million, but only to the extent such excess expenses have not been estimated at the time of closing and deducted from the aggregate $225 million value of Medtronic common stock. Medtronic's ability to recover damages from the escrow fund will terminate one year after the effective time of the merger or earlier for certain claims. The escrow fund will also be used to compensate Peter Rule and/or Bruce Cozadd at an hourly rate of $250 per hour in excess of six hours per person per month for time spent in performing their duties as representatives of the PercuSurge shareholders pursuant to the escrow agreement, as well as to reimburse the shareholder representatives' out-of-pocket costs and expenses. The amount of Medtronic common stock PercuSurge shareholders will receive when the escrow fund terminates will be reduced, on a pro rata basis, by the amount of any claims or other payments paid from the escrow fund.

    The escrow fund will consist of (i) approximately 7% of the shares of Medtronic common stock issued in exchange for the PercuSurge capital stock in the merger, (ii) any dividends paid with regard to such shares, and (iii) any interest earned on cash held in the escrow fund. Wells Fargo Bank Minnesota, N.A. will act as escrow agent. The escrow fund is governed by the merger agreement and the escrow agreement that is attached to the merger agreement as Exhibit F.

  Indemnification beyond Escrow Fund

    PercuSurge's shareholders are obligated to indemnify Medtronic and its affiliates beyond the escrow fund only in cases of fraudulent misrepresentation by PercuSurge. Each PercuSurge shareholder may be held severally, but not jointly, liable for the shareholder's pro rata portion of the claims, liabilities, expenses or damages with respect to any such fraudulent misrepresentation, but only up to the shareholder's pro rata portion of the Medtronic common stock received in the merger.

  Exchange of PercuSurge Stock Certificates

    As soon as practicable after the effective time, Medtronic's transfer agent, acting as exchange agent, will mail a letter of transmittal to PercuSurge shareholders. The letter of transmittal will include instructions regarding the surrender of certificates representing shares of PercuSurge capital stock in exchange for certificates representing shares of Medtronic common stock.

    Promptly after receipt of such PercuSurge stock certificates and properly executed letters of transmittal, the exchange agent will distribute to each of the former PercuSurge shareholders one or more certificates representing 93% of the number of shares of Medtronic common stock into which the shares represented by the certificate(s) have been converted (rounded up to the nearest whole share). Certificates representing the remaining 7% of the number of shares of Medtronic common stock will be registered in the name of, and deposited with, Wells Fargo Bank Minnesota, N.A. as escrow agent, to secure potential claims of Medtronic against PercuSurge's shareholders for a maximum of one year after the effective time of the merger. See "—Conversion of PercuSurge Capital Stock in the Merger" above. At the expiration of the escrow, PercuSurge shareholders will receive a certificate representing the number of whole shares in such shareholder's escrow subaccount, as well as cash in lieu of fractional shares without interest thereon and dividends and interest earned on such shareholder's escrow subaccount, subject to any reduction as described in "—Conversion of PercuSurge Capital Stock in Merger" above.

    To the extent shares of PercuSurge stock remain subject to PercuSurge's repurchase option or are pledged to secure promissory notes to PercuSurge in connection with the purchase of such stock, PercuSurge, as holder of the pledged shares, will surrender to the exchange agent the certificates representing such shares, and the certificates representing the Medtronic common stock issued in exchange therefor will continue to be held by PercuSurge.

    After the effective time, PercuSurge stock certificates will evidence ownership of the shares of Medtronic common stock into which they were converted. Holders of PercuSurge capital stock will be entitled to any dividends that become payable to persons who are holders of record of Medtronic common stock as of a record date on or after the effective time, but only after they have surrendered their certificates representing shares of PercuSurge common stock for exchange. Each PercuSurge shareholder entitled to such dividends will receive the dividends relating to the 93% of shares of Medtronic common stock the PercuSurge shareholder had received, without interest, at the time that such certificates representing shares of PercuSurge capital stock are surrendered for exchange, subject to any applicable abandoned property, escheat, or similar law. The dividends relating to the remaining 7% of shares of Medtronic common stock will be paid into the escrow account. Holders of PercuSurge capital stock will not be entitled, however, to dividends that become payable before or after the effective time to persons who were holders of record of Medtronic common stock as of a record date prior to the effective time.

Shareholder Rights Plan

    Each PercuSurge shareholder entitled to receive shares of Medtronic common stock pursuant to the merger will receive, together with each share of Medtronic common stock, one Medtronic Preferred Stock Purchase Right pursuant to the Medtronic Shareholder Rights Plan. Such Right will be represented by the certificate representing such share of Medtronic common stock. See "Comparison of Rights of Medtronic and PercuSurge Shareholders—Shareholder Rights Plan."

Treatment of Stock Options

    The officers, directors, and certain employees of and consultants to PercuSurge hold outstanding options to purchase shares of PercuSurge common stock. Some of the options held by officers, directors and employees of PercuSurge will immediately become exercisable as of the effective time under the terms of a change of control plan. Options granted under PercuSurge's option plan to consultants will continue to vest over the periods stated in stock option agreements between PercuSurge and such consultants. All options granted under the PercuSurge Stock Option Plan that are not exercised and remain outstanding at the effective time will be assumed by Medtronic and, following the effective time, will be exercisable upon the same terms and conditions as such options were exercisable prior to the merger, except that the exercise price and the number of shares of Medtronic common stock that can be purchased upon exercise of the options will be revised to reflect conversion of the options on the same basis as shares of PercuSurge common stock are converted into shares of Medtronic common stock in the merger. As promptly as practicable after the effective time, Medtronic will provide to each holder of a PercuSurge stock option a written statement informing such holder of the assumption by Medtronic of such option.

Representations and Warranties

    In the merger agreement, PercuSurge makes certain representations and warranties to Medtronic regarding PercuSurge and its subsidiaries, including as to: (1) the accuracy of certain descriptions and lists regarding PercuSurge's real property, equipment, intellectual property rights, leases and other agreements, permits and licenses, bank accounts, insurance policies, certain of PercuSurge's employees, its employee plans, powers of attorneys given, and taxes paid; (2) their corporate existence; (3) the authorization, execution, and enforceability of the merger agreement and related agreements; (4) PercuSurge's capital structure; (5) the accuracy of certain financial statements provided to Medtronic; (6) the absence of certain undisclosed material liabilities; (7) the absence of any need for certain required third-party consents and other approvals; (8) compliance with laws; (9) the absence of material litigation; (10) the absence of material adverse changes since December 31, 1999; (11) certain tax matters; (12) agreements between PercuSurge and its officers, directors, employees, advisory board members or material consultants, and other material contracts to which PercuSurge is a party; (13) the right to use intellectual property; (14) PercuSurge's assets, account receivables, and inventories; (15) compliance of PercuSurge's products and services with warranties given and with governmental and regulatory specifications; (16) the validity of certain insurance policies; (17) the absence of labor agreements; (18) PercuSurge's benefit plans; (19) the absence of contracts with related parties; (20) the absence of recent problems in relations with suppliers; (21) the absence of any product liability claims; (22) compliance with environmental laws and regulations; (23) PercuSurge's business plan; (24) the absence of certain business practices; (25) PercuSurge's minute books; (26) the absence of brokerage commissions, finder's fees, or other payments in connection with the merger; (27) the accuracy of information provided in connection with this Proxy Statement/Prospectus; (28) the receipt of an opinion of Merrill Lynch as to the fairness, from a financial point of view, to holders of PercuSurge common stock of the conversion ratio for the merger; (29) the inapplicability of certain Delaware antitakeover laws to the merger; (30) the accuracy of certain information for regulatory filings; (31) the accuracy of filings made relating to or regarding any medical devices of PercuSurge; and (32) the accuracy and completeness of any representation and warranty made in the merger agreement.

    Medtronic and Merger Subsidiary also make certain representations and warranties to PercuSurge regarding Medtronic and Merger Subsidiary, including as to: (1) their corporate existence; (2) the authorization, execution, and enforceability of the merger agreement and related agreements; (3) the capital structure of Medtronic and Merger Subsidiary; (4) the absence of any need for certain required third-party consents and other approvals; (5) the accuracy of Medtronic's recent SEC reports and financial statements; (6) the legal compliance and the accuracy of information contained in the registration statement that includes this Proxy Statement/Prospectus; (7) the absence of brokerage commissions, finder's fees, or other payments in connection with the merger; (8) the absence of material adverse changes since July 28, 2000; (9) the absence of actions by Medtronic that would prevent the merger from constituting a tax-free transaction; and (10) the accuracy of certain information for regulatory filings.

Certain Covenants by PercuSurge

    Conduct of Business of PercuSurge Pending the Merger.  With certain exceptions, PercuSurge has agreed that, prior to consummation of the merger, unless Medtronic agrees otherwise, it will conduct its business only in the ordinary course and consistent with past practice, keep substantially intact its business organization, keep available its officers' and employees' services, and maintain satisfactory relationships with third parties that are material to its business. PercuSurge also agreed that, among other things, it will not: amend its Certificate of Incorporation or Bylaws; authorize, issue, sell, or pledge any stock or rights to purchase stock (except that it can grant options under its 1995 stock option plan in the ordinary course of business and issue stock upon the exercise of outstanding options); split, combine, or reclassify its stock; declare or pay any dividend or other distribution; redeem or acquire any of its stock (except that it can repurchase stock from terminated employees, consultants and directors in accordance with the agreements entered into with such individuals); change any material term of its outstanding securities; create, incur, or assume any indebtedness other than in the ordinary course of business (but if its aggregate cash and cash equivalents are less than $3 million, PercuSurge may borrow up to $10 million from Medtronic, or a third party that is willing to provide a loan to PercuSurge on terms more favorable than the ones offered by Medtronic); create, assume, or incur any material lien; increase or modify the compensation or benefits of any of its directors, officers, or other employees (except under existing agreements or in the ordinary course of business and consistent with past practice or as required by law); sell or dispose of any material property other than in the ordinary course of business; buy or agree to buy another business; buy any assets or make capital expenditures, except under certain circumstances; enter into, materially change, or terminate any material agreements, except as permitted by the merger agreement; materially change its general credit policies; materially alter its accounting principles; institute, settle, or compromise any claim involving amounts in excess of a specified amount; knowingly take any action that would cause any of its representations, warranties, or agreements in the merger agreement to be inaccurate or breached such that the closing conditions in the merger agreement will not be satisfied as of the closing date; knowingly take any action that would prevent the merger from qualifying as a tax-free transaction or that would jeopardize the accounting treatment of the merger as a "pooling of interests"; or agree to do any of the things described above.

    Access.  Pursuant to the merger agreement, PercuSurge also agreed to give Medtronic and its representatives access to PercuSurge's offices, properties, books, and records; to furnish to Medtronic and its representatives any financial and operating data and other information that Medtronic may reasonably request; and to have its employees and representatives cooperate with Medtronic in Medtronic's investigation of the business of PercuSurge.

    No Solicitation of Competing Transactions.  PercuSurge has agreed that (except as is required by the fiduciary duties of PercuSurge's directors) neither PercuSurge nor any of its representatives or affiliates will, directly or indirectly, solicit, knowingly encourage, initiate, or participate in discussions or negotiations with, or knowingly provide any nonpublic information to, any person, entity, or group (other than Medtronic or its affiliates or agents) that proposes an alternative transaction with respect to PercuSurge or any subsidiary, or knowingly facilitate an alternative transaction. An "alternative transaction" means a tender offer, exchange offer, merger, or similar transaction, or a transaction or series of related transactions pursuant to which a third party acquires more than 50% of the stock of PercuSurge or any material subsidiary or more than 50% of the combined assets of PercuSurge and its subsidiaries. PercuSurge has agreed that it will notify Medtronic promptly if it receives any such proposal.

    The PercuSurge board can, however, prior to approval of the merger by PercuSurge's shareholders, furnish nonpublic information to or enter into negotiations with a third party that makes an unsolicited superior proposal, but only if (1) the PercuSurge board is required by law to do so to comply with its fiduciary duties to shareholders, (2) prior to doing so, PercuSurge receives a confidentiality agreement from the third party with terms no less favorable to PercuSurge than its confidentiality agreement with Medtronic, gives Medtronic all nonpublic information that it gives to the third party, and gives written notice to Medtronic that it is furnishing nonpublic information or entering into negotiations with the person proposing the superior proposal, and (3) PercuSurge keeps Medtronic informed of the status of any negotiations. For these purposes, a "superior proposal" is a proposal for an alternative transaction that the PercuSurge board reasonably and in good faith determines is more favorable to PercuSurge shareholders than the merger.

Certain Covenants by Medtronic

    Conduct of Business of Medtronic Pending the Merger.  Medtronic has agreed that, prior to consummation of the merger, unless PercuSurge agrees otherwise, it will not: alter its accounting principles; knowingly take any action that would suspend trading of Medtronic common stock on the NYSE; knowingly take any action that would cause any of its representations, warranties, or agreements in the merger agreement to be inaccurate or breached as of the closing date; or agree or consent to do any of the things described above.

    Employee Matters.  Medtronic has agreed, to the extent practicable, to provide employee benefits and programs to PercuSurge employees that, in the aggregate, are substantially comparable to or more favorable than those in existence as of the date of the merger agreement (and, for stock-based compensation, comparable in the aggregate to what Medtronic and its subsidiaries offer generally). Medtronic has also agreed to honor all employment and severance agreements and all severance, incentive, and bonus plans as in effect immediately prior to the effective time. PercuSurge employees will be credited with service accrued prior to the effective time for purposes of employee benefit plans, subject to certain exceptions.

Interests of PercuSurge's Directors and Officers in the Merger

    In considering the recommendation of the PercuSurge board with respect to the merger agreement and the transactions contemplated by that agreement, shareholders of PercuSurge should be aware that certain members of the management and board of directors of PercuSurge have certain interests in the merger that are different from, and may be in conflict with, the interests of shareholders of PercuSurge generally. All such interests are described below, to the extent material, and PercuSurge believes that, except as described below, such persons do not have any material interest in the merger that is different from those of PercuSurge shareholders generally. The PercuSurge board of directors was aware of the interests of its directors and officers and considered them when it approved the merger agreement and the merger.

    Employment Agreements.  Pursuant to an employment agreement with PercuSurge dated April 9, 1996, PercuSurge's President and Chief Executive Officer, Peter Rule, receives severance payments equal to 12 months of his salary if he is terminated without cause. Mr. Rule's annual salary is $250,000.

    Change of Control Plan.  Pursuant to the PercuSurge Change of Control Retention Plan, adopted in 1997, the stock options that are outstanding immediately prior to the merger will become vested and exercisable and the restricted stock will be released from PercuSurge's repurchase option, to the following extent:

  •
  88% for officers who have been employed by PercuSurge for at least one year,

  •
  44% for "director-level" employees who have been employed by PercuSurge for at least one year,

  •
  22% for salaried employees who have been employed by PercuSurge for at least one year, and for any officer or "director-level" employee who has been an employee for less than a year, and

  •
  10% for any salaried employee who has been employed by PercuSurge for less than a year.

The remainder of the options granted under PercuSurge's stock option plan shall be assumed by Medtronic and shall continue to vest and become exercisable in accordance with the same terms and conditions applicable prior to the merger. See "—Treatment of Stock Options." The accelerated vesting of stock options issued to Peter Rule, PercuSurge's President and Chief Executive Officer, has been approved by the PercuSurge shareholders in a manner intended to prevent such acceleration from being considered a "parachute payment" under the Internal Revenue Code.

    If any employee or medical advisory board member is terminated without cause within 12 months following the merger, such person's options and restricted stock shall become fully vested and exercisable.

    Restricted or Pledged Stock.  Many PercuSurge officers and employees hold PercuSurge stock which is subject to PercuSurge's right to repurchase such stock if the holder's employment with PercuSurge is terminated. All of such restricted stock is also pledged to secure promissory notes owed to PercuSurge in connection with the purchase of such stock. To the extent any restricted stock remains subject to restrictions, the shares of Medtronic common stock received in exchange for such restricted stock will be subject to the same restrictions. To the extent any restricted stock was pledged to secure a promissory note for the purchase price of such stock, the shares of Medtronic common stock received in the merger for such stock will remain pledged. Except for the continuation of such restriction and pledge, such shares will have all the rights of Medtronic common stock, including voting and dividend rights.

    Indemnification.  Pursuant to the merger agreement, Medtronic has agreed that, after the effective time of the merger, it will provide certain indemnification insurance benefits to certain indemnified parties, including directors and executive officers. See "—Indemnification of PercuSurge Officers and Directors."

Agreements to Facilitate Merger

    Pursuant to agreements to facilitate the merger between Medtronic and certain executive officers, directors and shareholders of PercuSurge who have the right to designate a director, such persons have agreed to vote all of the outstanding shares of PercuSurge common stock and preferred stock beneficially owned by them in favor of the approval, consent, and ratification of the merger. Nothing in the agreements restricts or limits the right of a shareholder or optionholder to act in his or her capacity as an officer or director of PercuSurge consistent with his or her fiduciary obligations. The agreements terminate upon termination of the merger agreement. As of the record date, the shareholders who executed the agreements to facilitate the merger beneficially owned an aggregate 19,613,257 outstanding shares of PercuSurge common stock and preferred stock (not including options held by such persons), representing approximately 42.34% of the PercuSurge capital stock outstanding on the record date.

Stock Option Agreement

    Simultaneously with the execution of the merger agreement, PercuSurge and Medtronic entered into a Stock Option Agreement pursuant to which PercuSurge granted to Medtronic an option, exercisable only under certain specified circumstances, to acquire from PercuSurge 12,925,865 shares of PercuSurge common stock, which, if exercised, would represent 19.2% of the aggregate number of outstanding shares of PercuSurge common and preferred stock, at an exercise price equal to $4.32 per share. The option is exercisable at any time immediately prior to the occurrence of an exercise event (as defined below) up to the earlier of (i) the effective time, (ii) six months after the termination of the merger agreement under certain circumstances or six months after a competing transaction (as defined in the merger agreement) occurs in certain circumstances, or (iii) a termination of the merger agreement in such a manner that a termination fee under the merger agreement cannot become payable by PercuSurge. An Exercise Event is any event that obligates PercuSurge to pay a termination fee under the merger agreement.

    If and when Medtronic's option under the Stock Option Agreement becomes exercisable, Medtronic also has the right, which it can exercise in lieu of exercising Medtronic's option, to require PercuSurge to pay to Medtronic, in cancellation of Medtronic's option, a cancellation amount equal to (a) the lesser of (1) the excess, if any, over the option price of the greater of (A) the highest price per share of PercuSurge capital stock offered to be paid or paid in connection with an alternative transaction giving rise to the option cancellation, and (B) if the alternative transaction giving rise to such option cancellation is structured as an asset acquisition, the highest aggregate consideration offered to be paid or paid in such transaction or proposed transaction, divided by the number of shares of PercuSurge's common stock then outstanding; and (2) $7 million divided by the initial number of shares subject to the option, multiplied by (b) the number of shares then covered by the option. The sum of such cancellation amount, the termination fee paid under the merger agreement, and profits on certain sales of stock acquired through exercise of the option can never, however, exceed $7 million.

    See "—Amendment and Termination of the Merger Agreement; Effects of Termination."

Conditions to Consummation of the Merger; Waiver

    The respective obligations of Medtronic, Merger Subsidiary, and PercuSurge to effect the merger are subject to the satisfaction at or prior to the merger of certain conditions, including, among others:

(a) the approval by the PercuSurge shareholders of the merger; (b) the effectiveness of the Registration Statement; (c) the expiration or termination of the waiting periods applicable to the consummation of the merger under the HSR Act; (d) the shares of Medtronic common stock issuable in the merger having been duly authorized for listing by the NYSE, subject to official notice of issuance; and (e) the absence of an order, decree, or injunction by any court that makes the merger illegal or prohibits consummation of the merger or would impose any material limitations on the ownership or operation of PercuSurge after the merger.

    In addition, the obligations of Medtronic and Merger Subsidiary to effect the merger are subject to the satisfaction at or prior to the merger of certain conditions, including that: (a) each representation and warranty of PercuSurge contained in the merger agreement is true and correct on the date of the merger (as though made that date) except for (i) those representations and warranties that address matters only as of the date of the merger agreement or another particular date, which representations and warranties must be true and correct as of such date, and (ii) except for any inaccuracies that do not have a material adverse effect on PercuSurge; (b) PercuSurge has performed in all material respects its material obligations under the merger agreement required to be performed by it at or prior to the closing; (c) Medtronic has received letters from PercuSurge's affiliates, representing that such affiliates will not jeopardize the treatment of the merger as "pooling of interests" and will only sell or otherwise dispose of the Medtronic common stock they will receive in the merger if these shares are covered by a registration statement or an exemption from registration is available to the affiliates; (d) Medtronic has received letters from PricewaterhouseCoopers LLP, dated the closing date, and addressed to Medtronic and PercuSurge, stating that the transaction may be accounted for as a pooling of interests (the "Pooling Letters"); (e) PercuSurge has obtained all necessary consents, permits and approvals, in form and substance reasonably acceptable to Medtronic; (f) Medtronic has received noncompetition agreements from certain persons; (g) not more than four of sixteen key employees listed on an exhibit to the merger agreement have advised PercuSurge or Medtronic that they intend to terminate their employment with PercuSurge after the merger, unless such intention not to continue employment is due to Medtronic having taken any action which would reasonably be expected to encourage or result in such employees not continuing their employment; and (h) PercuSurge's counsel, Wilson Sonsini Goodrich & Rosati, P.C., has delivered a certain legal opinion to Medtronic.

    In addition, the obligations of PercuSurge to effect the merger are subject to the satisfaction at or prior to the merger of certain conditions, including that: (a) each representation and warranty of Medtronic contained in the merger agreement is true and correct on the date of the merger (as though made that date) except for (i) those representations and warranties that address matters only as of the date of the merger agreement or another particular date, which representations and warranties must be true and correct as of such date, and (ii) except for any inaccuracies that do no have a material adverse effect on Medtronic; (b) Medtronic and Merger Subsidiary have performed in all material respects their material obligations under the merger agreement required to be performed by them at or prior to the closing; (c) PercuSurge has received the Pooling Letters; (d) PercuSurge has received an opinion of Wilson Sonsini Goodrich & Rosati, P.C., to the effect that the merger will constitute a "tax-free" reorganization for federal income tax purposes, and that opinion will not have been withdrawn or materially changed; and (e) PercuSurge has received a certain legal opinion from Medtronic's counsel, Fredrikson & Byron, P.A. See "—Certain Federal Income Tax Consequences."

    Either Medtronic or PercuSurge may waive (to the extent permitted by applicable law) any failure to comply with any obligation, covenant, agreement, or condition in the merger agreement that is for the benefit of that party. Any waivers granted by Medtronic are conclusively binding on Merger Subsidiary.

Amendment and Termination of the Merger Agreement; Effects of Termination

    Subject to applicable law, any of the provisions of the merger agreement may be amended by written agreement of the respective parties at any time prior to the effective time of the merger. After approval of the merger by the PercuSurge shareholders, however, no amendment may be made that reduces the amount or changes the type of consideration into which each share of PercuSurge common or preferred stock converts upon consummation of the merger, or which otherwise requires shareholder approval under applicable law (unless PercuSurge obtains that approval).

    Even if the PercuSurge shareholders approve the merger, the boards of Directors of Medtronic and PercuSurge can agree at any time prior to the effective time to terminate the merger agreement without completing the merger.

    Either company can terminate the merger agreement if:

  •
  the merger is not completed by March 31, 2001 (or, if the companies receive requests for additional information from regulatory agencies, June 30, 2001), except that neither company can terminate the merger agreement if its own material breach of its obligations under the merger agreement is the reason the merger has not been completed, or

  •
  a final court or governmental order prohibits the merger, or

  •
  the PercuSurge shareholders do not approve the merger at the Special Meeting (except that neither party can terminate the merger agreement if its own material breach of its obligations under the merger agreement is the reason the merger has not been completed), or

  •
  the other party has materially breached its representations, warranties, or obligations under the merger agreement such that the conditions to the terminating company's obligation to complete the merger will not be satisfied. If the breach is curable by the breaching company before March 31, 2001 or June 30, 2001, as applicable, the non-breaching company cannot terminate the merger agreement as long as the breaching company is exercising its reasonable best efforts to cure the breach.

    In addition, Medtronic can terminate the merger agreement if:

  •
  the PercuSurge board willfully or intentionally breaches its obligations to not encourage, solicit, discuss, or negotiate with anyone else an alternative transaction, or

  •
  the PercuSurge board recommends, approves, or authorizes PercuSurge's acceptance or execution of an agreement regarding an alternative transaction, or

  •
  the PercuSurge board modifies in a manner materially adverse to Medtronic or withdraws its recommendation of the merger, or

  •
  a third party makes a tender offer or exchange offer for PercuSurge common or preferred stock and the PercuSurge board either takes no position or recommends in favor of accepting the offer.

    In addition, PercuSurge can terminate the merger agreement prior to the special meeting if:

  •
  PercuSurge has not breached its obligations under the merger agreement to hold the Special Meeting and to comply with its nonsolicitation obligations, and

  •
  the PercuSurge board authorizes PercuSurge to enter into an agreement with a third party regarding a transaction that the PercuSurge board reasonably and in good faith determines is more favorable to the PercuSurge shareholders than the merger with Medtronic, and PercuSurge notifies Medtronic in writing that it intends to enter into such agreement, and

  •
  Medtronic does not make a new offer within four business days that the PercuSurge board reasonably and in good faith determines is at least as favorable to the PercuSurge shareholders as the proposal made by the third party, and

  •
  PercuSurge pays the termination fee described below within five business days after termination.

    PercuSurge has agreed to pay Medtronic a termination fee of $7 million if any of the following occurs:

  •
  the merger agreement is terminated by Medtronic because:

  •
  the PercuSurge board, willfully or intentionally, breaches its obligations to not encourage, solicit, discuss, or negotiate with anyone else an alternative transaction, or

  •
  the PercuSurge board recommends, approves, or authorizes PercuSurge's acceptance or execution of an alternative transaction, or

  •
  the PercuSurge board withdraws or modifies in a manner materially adverse to Medtronic its recommendation of the merger, or

  •
  a third party makes a tender offer or exchange offer for PercuSurge stock, and the PercuSurge board recommends in favor of acceptance of the offer or takes no position with respect to the acceptance of such offer, or

  •
  the merger agreement is terminated by PercuSurge prior to approval by its shareholders because the PercuSurge board authorizes PercuSurge to enter into an agreement with a third party regarding a transaction that the PercuSurge board reasonably and in good faith determines is more favorable to the PercuSurge shareholders than the merger, and Medtronic does not, within four business days after notice of the superior proposal, make an offer that the PercuSurge board determines is at least as favorable to PercuSurge shareholders as the proposal made by the third party, or

  •
  the merger agreement is terminated by either party because the requisite vote of PercuSurge shareholders is not obtained, or the merger is not consummated on or before March 31, 2001 (or June 30, 2001, in the event of additional regulatory review), and a proposal for an alternative transaction has been announced prior to the termination of the merger agreement, and within 12 months after termination of the merger agreement, PercuSurge enters into an agreement with a third party for such alternative transaction or such alternative transaction is consummated.

    Medtronic has agreed to extend a one-year secured loan of $10 million to PercuSurge at a variable interest rate equal to three percentage points in excess of the prime commercial lending rate quoted by Wells Fargo Bank Minnesota, N.A., if:

  •
  Medtronic took any action or failed to take any action and thus, jeopardized the accounting treatment of the merger as "pooling of interests"; and

  •
  Medtronic terminates the agreement because it failed to receive the Pooling Letters from PricewaterhouseCoopers LLP.

Expenses and Fees

    Whether or not the merger is consummated, all expenses incurred in connection with the merger (including but not limited to financial advisory, accounting and legal fees) and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, except that Medtronic will pay for all expenses related to the printing and filing of the Registration Statement and this Proxy Statement/Prospectus, and the filing fees required under the HSR Act.

    If the expenses PercuSurge incurred in connection with the merger exceed $2.75 million, as estimated by PercuSurge as of the closing date in good faith and based on reasonable assumptions and information, then the amount of Medtronic common stock issued in connection with the merger will be reduced by such excess amount. It is anticipated that PercuSurge's estimated expenses will exceed $2.75 million by approximately $1 million. If the expenses PercuSurge incurred in connection with the merger turn out to also exceed PercuSurge's estimates as of the closing date, Medtronic will be indemnified for such further excess amount out of the escrow fund.

Shareholder Representatives

    If PercuSurge's shareholders approve the merger, Peter Rule and Bruce Cozadd will be jointly appointed as agent and attorney-in-fact for each PercuSurge shareholder, without further act of any shareholder. They will be responsible for and on behalf of PercuSurge's shareholders for any acts in connection with the escrow fund and the satisfaction of indemnification claims of Medtronic, including but not limited to giving and receiving notices and communications, authorizing or objecting to the delivery of shares from the escrow fund to Medtronic in satisfaction of indemnification claims, negotiating settlements and compromises of such claims and demanding arbitration of such claims. Any decision, act, consent or instruction of the shareholder representatives will constitute a decision of all PercuSurge shareholders and will be final, binding and conclusive upon each of such shareholders. Medtronic and Wells Fargo as escrow agent may rely upon the shareholder representatives' decisions as being the decisions of all of PercuSurge's shareholders, and are relieved from any liability to any person for any acts done by them in accordance with such a decision of the shareholder representatives.

    The shareholder representatives are not liable for any act done or omitted while acting as shareholder representatives under the merger agreement in good faith in the exercise of reasonable judgment. PercuSurge's shareholders severally indemnify the shareholder representatives for such actions or omissions.

    Each of the shareholder representatives will be compensated for their services from the escrow fund at a rate of $250 per hour for each hour in excess of six hours per month spent by such person performing his duties as shareholder representative.

Restrictions on Resale of Medtronic Common Stock

    The Medtronic common stock issuable in connection with the merger has been registered under the Securities Act and will be freely transferable by the recipients, except that this registration does not cover resales by shareholders of PercuSurge who may be deemed to control or be under common control with PercuSurge at the time of the Special Meeting ("Affiliates"). Affiliates may not sell their shares of Medtronic common stock acquired in connection with the merger except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. PercuSurge has delivered to Medtronic, and agreed to update as necessary, a list identifying all persons who, in PercuSurge's opinion, upon advice of counsel, are Affiliates of PercuSurge for purposes of Rule 145. PercuSurge has delivered to Medtronic from each person already identified as an Affiliate, and has agreed to use all reasonable efforts to cause each person who is subsequently identified as an Affiliate to deliver to Medtronic at or prior to the effective time, an agreement that such person (1) will not offer to sell, sell, or otherwise dispose of any shares of Medtronic common stock received in the merger in violation of the Securities Act, and (2) will not sell, transfer, pledge, dispose of, or otherwise reduce such person's risk relative to Medtronic common stock or PercuSurge common or preferred stock during the period commencing 30 days prior to the effective time of the merger and ending at such time as Medtronic publishes financial results covering at least 30 days of post-merger combined operations. It is expected that, after the period described in clause (2) above, Affiliates will be able to sell such shares without registration and in accordance with the volume, manner of sale, and other applicable limitations of the Securities Act and the rules and regulations of the SEC thereunder.

    It is estimated that Affiliates of PercuSurge will receive a maximum of approximately 1,768,681 shares of Medtronic common stock upon consummation of the merger (assuming full exercise of all outstanding PercuSurge options held by such Affiliates, assuming the merger is completed before December 31, 2000, and assuming an average share price for Medtronic common stock of $49.5625). Such shares would constitute less than 0.15% of the total number of shares of Medtronic common stock anticipated to be outstanding immediately after the merger. See "—Conversion of PercuSurge Capital Stock in the Merger."

Accounting Treatment of the Merger

    Medtronic intends to account for the merger as a pooling of interests for accounting and financial reporting purposes under generally accepted accounting principles. This means the companies will be treated as if they had always been combined for accounting and financial reporting purposes. Under the pooling of interests method, the recorded assets and liabilities of the companies are carried forward to the combined corporation at their recorded amounts and the income (loss) of the companies constitutes the income (loss) of the combined corporation for the entire fiscal period in which the combination occurs as well as for prior fiscal periods. It is a condition to the obligations of Medtronic, Merger Subsidiary, and PercuSurge to consummate the merger that Medtronic and PercuSurge shall have received letters from PricewaterhouseCoopers LLP, dated the date of the merger agreement and the closing date, respectively, stating that the transaction will qualify as a pooling of interests transaction. Such condition will not be satisfied if approximately ten percent or more of the PercuSurge shareholders are eligible to exercise their dissenters' rights. See "—Dissenters' Rights."

Certain Federal Income Tax Consequences

    The following is a discussion of certain material United States federal income tax consequences of the merger that generally are applicable to PercuSurge shareholders. This discussion merely summarizes certain principal United States federal income tax consequences of the merger and is not a complete analysis of all of the potential tax effects relevant to the merger. In this regard, this discussion does not deal with all federal income tax considerations that may be relevant to certain PercuSurge shareholders in light of their particular circumstances, or to shareholders subject to special rules under United States federal income tax law, including dealers in securities, shareholders who do not hold their PercuSurge common stock as capital assets, foreign persons, tax-exempt entities, banks, insurance companies, shareholders who hold their shares as a hedge or as part of a hedging, straddle, conversion, or other risk reduction transaction, or persons who are subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Furthermore, it does not address PercuSurge shareholders who acquired their shares in connection with stock options or stock purchase plans or in other compensatory transactions. It also does not address the tax consequences of the merger under foreign, state, or local tax laws. The following discussion is based on the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof.

    PercuSurge shareholders are urged to consult their own tax advisors as to the consequences of the merger, including the applicable federal, state, local, and foreign tax consequences to them.

    Wilson, Sonsini, Goodrich & Rosati, counsel to PercuSurge, has rendered an opinion to PercuSurge (the "Tax Opinion") that the merger will constitute a reorganization under Section 368 of the Code, and that each of PercuSurge, Medtronic and Merger Subsidiary will be a party to such reorganization. The Tax Opinion is based on and subject to certain assumptions and limitations as well as factual representations received from PercuSurge and Medtronic, as discussed below. An opinion of counsel represents only counsel's best legal judgment and has no binding effect on the Internal Revenue Service ("IRS") or official status of any kind. No assurance can be given that contrary positions may not be taken by the IRS or a court considering the issues.

    Subject to the assumptions, limitations, and qualifications described in the Tax Opinion and in this discussion, it is the opinion of Wilson Sonsini Goodrich & Rosati, P.C. that the material United States federal income tax consequences of the merger can be summarized as follows:

    Shares of Medtronic common stock issued to PercuSurge shareholders; Cash payments for fractional shares.  Under the merger agreement, each PercuSurge shareholder will receive upon surrender of the shareholder's shares of PercuSurge stock shares of Medtronic common stock equal to 93% of the number of shares of Medtronic common stock (rounded up to the next whole share) into which the shares of PercuSurge surrendered by the shareholder are to be converted. Upon termination of the escrow, PercuSurge shareholders will receive cash in lieu of any fractional share of Medtronic common stock in such shareholder's escrow subaccount.

  •
  PercuSurge's shareholders will not recognize gain or loss upon their receipt in the merger of Medtronic common stock in exchange for their shares of PercuSurge common stock, except to the extent of cash received in lieu of a fractional share of Medtronic common stock;

  •
  The aggregate tax basis of Medtronic common stock received in the merger will be the same as the aggregate tax basis of the PercuSurge common stock surrendered in exchange for the Medtronic common stock (reduced by any amount of tax basis allocable to a fractional share interest in Medtronic common stock for which cash is received);

  •
  The holding period of each share of Medtronic common stock received by a PercuSurge shareholder in the merger will include the period during which such PercuSurge shareholder held his or her PercuSurge stock surrendered in exchange therefor;

  •
  Cash payments in lieu of a fractional share will be treated as if a fractional share of Medtronic common stock had been issued in the merger and then redeemed by Medtronic. Capital gain or loss generally should be recognized by a PercuSurge shareholder in respect of such payment equal to the difference (if any) between the amount of cash received and such shareholder's allocable tax basis in the fractional share (which will be a pro rata portion of the shareholder's tax basis in the Medtronic common stock received in the merger);

  •
  PercuSurge shareholders who exercise appraisal rights and receive payment for PercuSurge stock in cash should generally recognize gain or loss for federal income tax purposes, measured by the difference, if any, between the amount of cash received and their basis in such shares, provided that the payment is not treated as a dividend distribution for tax purposes. An appraisal rights payment to a PercuSurge shareholder should not be treated as a dividend distribution if, after the payment, the PercuSurge shareholder owns no shares of Medtronic stock or PercuSurge stock, actually or constructively; and

  •
  PercuSurge, Medtronic, and Merger Subsidiary will not recognize gain or loss solely as a result of the merger.

    Escrowed Shares.  Under the merger agreement, 7% of the number of whole shares of Medtronic common stock into which the shares of PercuSurge stock are to be converted will be placed in escrow to secure potential claims of Medtronic against the PercuSurge shareholders. Each PercuSurge shareholder will be credited with the number of shares placed in escrow on its behalf (see "—Conversion of PercuSurge Capital Stock in the Merger") and each PercuSurge shareholder will be treated as the owner of the escrowed shares with the following tax consequences:

  •
  Each PercuSurge shareholder will allocate its basis in its shares of PercuSurge stock among all of the shares of Medtronic stock received by the shareholder as a result of the merger, including both shares of Medtronic stock received outright and shares of Medtronic stock placed in escrow on the shareholder's behalf.

  •
  Although the tax treatment of releasing the escrowed shares from escrow is not entirely clear, we expect that PercuSurge shareholders will not recognize gain or loss on the release of escrowed shares to Medtronic to satisfy indemnity claims.

  •
  The basis of shares released from escrow will be added to the adjusted basis of the remaining shares of Medtronic stock received in the merger by a PercuSurge shareholder.

  •
  Each PercuSurge shareholder will be subject to United States federal income tax on all amounts earned on property held by the escrow agent and credited to that shareholder (such as dividends and interest).

  •
  No gain or loss will be recognized by a PercuSurge shareholder upon the receipt of escrowed shares of Medtronic stock that are distributed to the shareholder upon termination of the escrow arrangement.

WE INTEND THIS DISCUSSION TO PROVIDE ONLY A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. WE DO NOT INTEND THAT IT BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IN ADDITION, WE DO NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT UPON, INDIVIDUAL CIRCUMSTANCES. WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE YOUR PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES RESULTING FROM THE MERGER, IN LIGHT OF YOUR INDIVIDUAL CIRCUMSTANCES.

    Limitations on Opinion and Discussion.  Neither PercuSurge nor Medtronic will request a ruling from the IRS regarding the tax consequences of the merger. The Tax Opinion will not bind the IRS and, therefore, the IRS is not precluded from asserting a contrary position. As noted earlier, the Tax Opinion is subject to certain assumptions, relating to, among other things, the truth and accuracy of certain representations made by PercuSurge and Medtronic, and the consummation of the merger in accordance with the terms of the merger agreement and applicable state law. The Tax Opinion and this discussion are based on currently existing provisions of the Code, existing and proposed Treasury regulations, and current administrative rulings and court decisions. There can be no assurance that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of the Tax Opinion or of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger.

    A successful IRS challenge to the tax-free status of the merger would result in significant adverse tax consequences to the PercuSurge shareholders. A PercuSurge shareholder would recognize gain or loss with respect to each share of PercuSurge stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the effective time of the merger, of the Medtronic common stock received in exchange for such PercuSurge stock and cash received in lieu of a fractional share of Medtronic common stock. In such event, a shareholder's aggregate basis in the Medtronic common stock so received would equal its fair market value, and the shareholder's holding period for such stock would begin the day after the closing date of the merger.

    Certain noncorporate PercuSurge shareholders may be subject to backup withholding at a rate of 31% on cash payments received in lieu of a fractional share of Medtronic common stock. Backup withholding will not apply, however, to a shareholder who furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal, who provides a certificate of foreign status on Form W-8, or who is otherwise exempt from backup withholding. A shareholder who fails to provide the correct taxpayer identification number on Form W-9 may be subject to a $50 penalty imposed by the IRS.

    Each PercuSurge shareholder will be required to retain records and file with such holder's U.S. federal income tax return a statement setting forth certain facts relating to the merger.

Indemnification of PercuSurge Officers and Directors

    Under the merger agreement, the certificate of incorporation and the bylaws of the company surviving the merger will contain the same provisions as PercuSurge's certificate of incorporation and bylaws regarding the indemnification of directors, officers, employees or agents, payment of fees and expenses and exculpation from liability. Unless required by law, these provisions may not be amended, repealed or otherwise modified to the disadvantage of the individuals protected thereunder for a period of seven years from the effective time. See "—Interests of PercuSurge's Directors and Officers in the Merger."

Regulatory Requirements

    Under the HSR Act, certain acquisition transactions, including the merger, cannot be consummated unless certain information has been furnished to the Federal Trade Commission ("FTC") and the Antitrust Division of the United States Department of Justice ("Antitrust Division") and certain waiting period requirements have been satisfied. Medtronic and PercuSurge each furnished such information on November 13, 2000. Pursuant to the HSR Act, the merger cannot be completed until at least 30 days after the parties furnished the required information, unless the FTC and the Antitrust Division terminate the waiting period earlier. If the parties receive any requests for additional information relating to their filings, those requests will extend the waiting period until 20 days after the companies substantially comply with any such request. It is possible, therefore, that the necessary waiting periods may not expire until after the Special Meeting is held and the PercuSurge shareholders vote on the merger.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the merger. At any time before or after the consummation of the merger, the Antitrust Division or the FTC could take any action under the antitrust laws that it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the merger or seeking the divestiture of substantial assets of PercuSurge or Medtronic. PercuSurge and Medtronic believe that the merger will not violate the antitrust laws. There can be no assurance, however, that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, what the results will be.

    Due to the international scope of Medtronic's and PercuSurge's businesses, regulatory filings may also be required in certain European and other jurisdictions. Medtronic and PercuSurge do not expect any such filings to affect the expected timing of the merger.

    Other than as described in this Proxy Statement/Prospectus, the merger does not require the approval of any federal, state, or other agency. See "—Conditions to Consummation of the Merger; Waiver."

Dissenters' Rights

    Medtronic shareholders are not entitled to dissenters' or appraisal rights in connection with the merger. However, shareholders of record of PercuSurge on the record date have the right to dissent from the merger and to obtain an appraisal by a court of the value of their shares. If the dissenting shareholder complies with certain statutory provisions and the merger is consummated, the shareholder will be entitled to receive cash compensation equal to the fair market value of the shareholder's shares. The fair market value of the shares will be determined as of the day before the announcement of the merger, excluding any appreciation or depreciation as a result of the merger. Any shareholder of PercuSurge must follow the procedures set forth in Chapter 13 of the California General Corporation

Law or Section 262 of the Delaware General Corporation Law in order to perfect its rights. A brief summary of the procedures to perfect rights under Chapter 13 and Section 262 is set forth below.

    California Law.  To exercise dissenters' rights under California law, a PercuSurge shareholder must:

  •
  not vote any of the shares in favor of the merger;

  •
  make written demand upon PercuSurge at its principal office, 540 Oakmead Parkway, Sunnyvale, CA 94085, Attn: Secretary, within 30 days after the date on which the notice of approval of the merger by PercuSurge shareholders was mailed, setting forth in the demand the number and class of shares that PercuSurge must purchase and a statement by such shareholder as to what he believes the fair market value of such shares was on October 18, 2000, the day before the announcement of the merger; and

  •
  submit for endorsement, within 30 days after the date on which the notice of approval of the merger by the PercuSurge shareholders is mailed, at the principal office of PercuSurge, the stock certificates with a statement regarding which of the shares are dissenting shares.

    Within ten days after the date of the approval of the merger, PercuSurge will mail a notice of the approval of the merger to each PercuSurge shareholder who has not voted to approve the merger. A brief description of the procedure to be followed if the shareholder wishes to exercise dissenters rights, a statement of the price determined to represent the fair market value of the dissenting shares, and a copy of the applicable portions of the California General Corporation Law will be mailed with the notice. If the shareholder and PercuSurge agree upon the price and that the shares qualify as dissenting shares, the dissenting shareholder will be entitled to the agreed upon price plus the legal rate of interest on judgments from the date of such agreement. If the shareholder and PercuSurge fail to agree on the fair market value of the shares or whether the shares qualify as dissenting shares, the shareholder or PercuSurge may file a complaint with the court within six months after the date on which notice of approval of the merger was mailed to the shareholder, but not thereafter, file a complaint or intervene in a pending action, if any, in the Superior Court for the County of Santa Clara, State of California. If a complaint is filed by the dissenting shareholder or PercuSurge, the Superior Court will determine if the shareholder is entitled to dissenters' rights and will determine the fair market value of the dissenting shares to be paid, with interest at the legal rate of interest from the date of judgment. If Chapter 5 of the California Corporations Code prevents the payment of the fair market value of the dissenting shares, a dissenting shareholder will be a creditor of PercuSurge for the amount that it otherwise would have received in repurchase of the dissenting shares, plus interest at the legal rate on judgments until the date of payment. The creditor will be subordinate to all other creditors in any liquidation proceeding and the debt will be payable when permissible under the provisions of Chapter 5 of the California Corporations Code.

    Delaware Law.  To exercise appraisal rights under Delaware law, a PercuSurge shareholder must:

  •
  deliver a written demand for appraisal to the Secretary of PercuSurge, 540 Oakmead Parkway, Sunnyvale, CA 94085, which must be received prior to the vote on the merger;

  •
  continuously hold the dissenting shares from the date the demand was made through the effective time; and

  •
  not vote any of the shares in favor of the merger.

    Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the merger and the merger agreement will constitute a written demand for appraisal within the meaning of Section 262 of the Delaware General Corporation Law. The written demand for appraisal must be in addition to and separate from any such proxy or vote.

    Within ten days after the effective time, PercuSurge will mail to the dissenting shareholders a notice setting forth the effective time. Within 120 days after the effective time, PercuSurge or the dissenting shareholder may file a petition with the Delaware Court of Chancery demanding a determination of the value of the dissenting shares of the dissenting shareholder. Within 120 days after the effective time, upon written request, the dissenting shareholder is entitled to receive from PercuSurge a statement setting forth the aggregate number of dissenting shares not voted in favor of the merger for which demands for appraisal have been received and the aggregate number of holders of such dissenting shares. If no petition is filed by either PercuSurge or the dissenting shareholder within such 120 day period, the appraisal rights of the dissenting shareholder will cease. In the event PercuSurge or the dissenting shareholder files a petition for appraisal, the Court of Chancery will determine if the shareholder is entitled to appraisal rights and will appraise the dissenting shares, determining their fair value together with a fair rate of interest, if any, to be paid. The receipt of payment for its stock by the dissenting shareholder may result in the recognition of gain or loss for Federal income tax purposes.

THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW AND OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH CHAPTER AND SECTION. PERCUSURGE SHAREHOLDERS WHO ARE CONSIDERING DISSENTING SHOULD CONSULT LEGAL COUNSEL.

COMPARATIVE STOCK PRICES AND DIVIDENDS

    There is no market price for PercuSurge capital stock because it is not publicly traded. On March 12, 2000 and April 24, 2000, respectively, PercuSurge sold shares of its Series E Preferred Stock at a per share purchase price of $2.55.

    Medtronic common stock is listed and traded on the New York Stock Exchange (symbol: MDT), and it is a condition to all parties' obligations to consummate the merger that the Medtronic common stock to be issued in the merger be approved for such listing.

    The following table sets forth, for the quarters indicated, the high and low sales prices per share of Medtronic common stock on the NYSE and the cash dividends paid per share of Medtronic common stock.

	Medtronic Common Stock
	High	Low	Dividends
Calendar 1998
First Quarter	$29.21875	$22.71875	$0.0275
Second Quarter	$33.00	$23.96875	$0.0275
Third Quarter	$36.375	$25.50	$0.0325
Fourth Quarter	$38.375	$24.1875	$0.0325
Calendar 1999
First Quarter	$44.63	$32.8125	$0.0325
Second Quarter	$38.9375	$30.75	$0.0325
Third Quarter	$41.0625	$32.375	$0.04
Fourth Quarter	$40.5625	$29.9375	$0.04
Calendar 2000
First Quarter	$57.875	$32.75	$0.04
Second Quarter	$57.6875	$45.25	$0.04
Third Quarter	$57.125	$47.50	$0.05
Fourth Quarter (through November 20, 2000)	$57.4375	$46.4375	$0.05

    PercuSurge has never paid cash dividends. Under the merger agreement, PercuSurge has agreed not to pay any dividends on PercuSurge common stock prior to the merger. Medtronic has paid regular quarterly cash dividends on Medtronic common stock since 1978. It is expected that the board of directors of Medtronic will continue the practice of declaring cash dividends on a quarterly basis; however, no assurance can be given as to the amount of future dividends, which will necessarily be dependent on future earnings, financial requirements of Medtronic and its subsidiaries, and other factors.

    In the merger, shares of PercuSurge common and preferred stock will be converted into shares of Medtronic common stock based on the conversion ratio for the merger, which will be calculated by dividing (a) approximately $225 million divided by the Average Market Price of Medtronic common stock, by (b) the number of PercuSurge common and preferred stock issued and outstanding plus the amount of shares subject to stock options at the effective time. Average Market Price means the average of the closing sale prices of Medtronic common stock for the fifteen consecutive NYSE trading days ending on and including the NYSE trading day that is two NYSE trading days prior to the effective time. On October 18, 2000, the last trading day preceding public announcement of the merger, the reported closing sale price of Medtronic common stock on the NYSE was $53.9375 per share, resulting in an implied conversion ratio (if it were determined based on the closing sale price that day) of 0.081979 of a share of Medtronic common stock for each share of PercuSurge stock. On November 20, 2000, the latest practicable trading day prior to the printing of this Proxy Statement/ Prospectus, the closing sale price of Medtronic common stock on the NYSE was $49.5625 per share, resulting in an implied conversion ratio (if it were determined based on the closing sale price that day) of 0.089215. Shareholders are urged to obtain current market quotations.

    As of October 31, 2000, there were approximately 42,100 registered holders of Medtronic common stock and approximately 145 registered holders of PercuSurge common and preferred stock.

COMPARISON OF RIGHTS OF MEDTRONIC AND PERCUSURGE SHAREHOLDERS

    Medtronic and PercuSurge are incorporated under the laws of Minnesota and Delaware, respectively. Due to the fact that its assets and personnel are predominantly located in California, PercuSurge is also subject to some provisions of the California general corporate law. Upon consummation of the merger, shareholders of PercuSurge will become shareholders of Medtronic, and their rights will be governed by the laws of Minnesota, not Delaware and/or California. The rights of Medtronic shareholders under Medtronic's Restated Articles of Incorporation as amended ("Medtronic's Articles") and Medtronic's Bylaws differ in certain respects from the rights of PercuSurge shareholders under PercuSurge's Certificate of Incorporation ("PercuSurge's Certificate") and PercuSurge's Bylaws. Certain significant differences between the rights of Medtronic shareholders and PercuSurge shareholders are summarized below. This summary does not, however, purport to be a complete description of all of the differences between the rights of shareholders of PercuSurge and the rights of shareholders of Medtronic.

Nomination, Election, Classification, and Removal of Directors

    Nomination.  Medtronic's Articles provide that nominations for the election of directors may be made by or at the direction of the Medtronic board of directors or by any shareholder entitled to vote in the election of directors generally. Nominations by shareholders must be made pursuant to timely notice in writing to the Secretary of Medtronic. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of Medtronic not less than 50 days nor more than 90 days prior to the meeting; provided, however, that if less than 60 days' notice or prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The notice must set forth certain information concerning such shareholder and his or her nominee(s), including their names and addresses, the principal occupation or employment of the nominee(s), the class and number of shares of capital stock of Medtronic that are beneficially owned by such persons, such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominees of such shareholder, and the consent of each nominee to serve as a director of Medtronic if so elected.

    PercuSurge's Certificate and Bylaws do not address the issue of nomination of directors.

    Election; Classification.  Medtronic's Articles provide for a classified board of directors, under which directors are elected to three-year terms, with one-third of the directors being elected each year. PercuSurge's Certificate and Bylaws do not similarly classify its board of directors, and directors are elected each year for a one-year term. PercuSurge's Certificate provides that the holders of PercuSurge preferred stock voting as a separate class elect three directors; holders of PercuSurge common stock voting as separate class elect two directors. The remaining directors are elected by all holders of PercuSurge capital stock voting as a single class. Both Medtronic's Articles and PercuSurge's Bylaws provide for vacancies on the board to be filled by a vote of the majority of the remaining board members.

    Removal.  Medtronic's Articles provide that directors may be removed, with or without cause, only by the vote of not less than 75% of the voting power of all then outstanding voting shares. PercuSurge's Bylaws provide that directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote for the election of directors.

    Amendment of Provisions.  Medtronic's Articles require the affirmative vote of not less than 75% of the voting power of all then outstanding voting shares to amend, repeal or adopt any provisions inconsistent with these provisions regarding classification, removal and nomination of directors. PercuSurge's Certificate requires the approval of the holders of a majority of the then outstanding shares of preferred stock for any action which would change the rights of holders of preferred stock concerning the election of PercuSurge's directors. PercuSurge's Bylaws, however, may be altered, amended or repealed by its board of directors.

    The above-described provisions of Medtronic's Articles regarding directors will be subject to the terms of the certificate of designation or other instrument creating any class or series of preferred stock giving the holders of such class or series of preferred stock the right, voting separately as a class, to elect one or more directors (such as is often required by the terms of preferred stock in the event that dividend payments are in arrears for a period of time). See "—Preferred Stock."

    The provisions regarding nomination, classification, and removal of directors afford some assurance of stability in the composition of the Medtronic board of directors, but may discourage or deter attempts by individuals or entities to take control of Medtronic by electing their own slate of directors. To the extent that potential acquirers of Medtronic stock are deterred by the classified board, such provision also may deter certain mergers, tender offers, or other future takeover attempts which some or a majority of holders of Medtronic common stock may deem to be in their best interests. In addition, the classified Medtronic board would delay shareholders who do not favor the policies of Medtronic's board of directors from removing a majority of the Medtronic board of directors for two years, unless they can obtain the requisite vote.

    Liability of Directors.  Medtronic's Articles exempt directors from personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director to the full extent permitted by Minnesota law. PercuSurge's Certificate contains a similar provision.

Preferred Stock

    Medtronic has 2,500,000 authorized but unissued shares of preferred stock, par value $1 per share. Medtronic's Articles provide that whenever the holders of a class or series of preferred stock have the right to elect any directors, the election, term and other features of such directorships shall be governed by the terms set forth in the resolution of the Medtronic board of directors designating the rights and preferences of such class or series of preferred stock, and any directors elected by the holders of preferred stock shall not be divided into classes unless provision is expressly made for such classification by the terms of such preferred stock. Shares of Medtronic preferred stock could be issued that would have the right to elect directors, either separately or together with the Medtronic common stock, with such directors either divided or not divided into classes.

    Under certain circumstances such Medtronic preferred stock could be used to create voting impediments or to deter persons seeking to effect a takeover or otherwise gain control of Medtronic in a transaction which holders of some or a majority of the Medtronic common stock may deem to be in their best interests. Such shares of Medtronic preferred stock could be sold in public or private transactions to purchasers who might support the Medtronic board of directors in opposing a takeover bid that the Medtronic board of directors determines not to be in the best interests of Medtronic and its shareholders. In addition, the Medtronic board of directors could authorize holders of a class or series of preferred stock to vote, either separately as a class or together with the holders of Medtronic common stock, on any merger, sale, or exchange of assets by Medtronic or any other extraordinary corporate transaction. The ability to issue such Medtronic preferred stock might have the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of shares of Medtronic common stock, to acquire control of Medtronic with a view to imposing a merger, sale of all or any part of the assets or a similar transaction, because the issuance of new shares could be used to dilute the stock ownership of such person or entity. See "—Shareholder Rights Plan."

    PercuSurge has 41,569,957 authorized shares of preferred stock, par value $.001 per share, 8,352,642 of which are designated as Series A Preferred Stock, 9,428,296 of which are designated as Series B Preferred Stock, 4,334,211 of which are designated as Series C Preferred Stock, 11,219,513 of which are designated as Series D Preferred Stock, and 8,235,295 of which are designated as Series E

Preferred Stock. As of the date of the merger agreement, each share of preferred stock is convertible into one share of PercuSurge common stock.

    PercuSurge's Certificate provides that in the event of the merger, liquidation, dissolution or winding up of PercuSurge, the holders of PercuSurge preferred stock are entitled, prior to the distribution of any assets to the PercuSurge common stock holders, to a payment for each share of preferred stock held in amounts ranging from $0.34 for each share of Series A Preferred Stock to $2.55 for each share of Series E Preferred Stock. The merger agreement with Medtronic provides that, in lieu of such liquidation preference, holders of PercuSurge preferred stock will receive the merger consideration they would have received had they converted their preferred stock into PercuSurge common stock.

    PercuSurge's Certificate provides that holders of PercuSurge's preferred stock voting as a separate class are entitled to elect three of PercuSurge's six directors. A voting agreement entered into between PercuSurge and certain of its shareholders provides that the three directors elected by holders of the preferred stock shall be designees of three of PercuSurge's preferred stock holders, each of whom is entitled to designate a director at its discretion. In addition, PercuSurge's Certificate provides that PercuSurge may not take certain actions, including effecting the merger, sale, liquidation or dissolution of PercuSurge, without approval of the holders of a majority of the outstanding shares of PercuSurge preferred stock.

    Under a stockholder rights agreement entered into between PercuSurge and certain of its shareholders, holders of PercuSurge preferred stock have rights to (i) require PercuSurge to register their shares with the Securities and Exchange Commission so that those shares may be resold to the public, (ii) include their shares in a public offering of PercuSurge securities, and (iii) register their shares on Form S-3 if PercuSurge becomes eligible to file a registration statement on Form S-3. In addition, the stockholder rights agreement provides that holders of more than 1,000,000 shares of PercuSurge preferred stock, and others, have preemptive rights to certain future sales of capital stock by PercuSurge. These preemptive rights are limited and do not apply to all future sales of stock, including shares of PercuSurge issued in a merger or acquisition.

    Pursuant to the Series E Preferred Stock Purchase Agreement entered into between PercuSurge and certain of its shareholders, a shareholder of PercuSurge, Investor (Guernsey) Ltd., has agreed to pay $5 million in exchange for shares of Series E Preferred Stock of PercuSurge at $2.55 per share unless one of the following has occurred on or before January 1, 2001: (i) PercuSurge has closed an initial public offering of its common stock or (ii) PercuSurge has consummated a definitive agreement for a merger or acquisition of PercuSurge.

Special Meetings of Shareholders

    Under Minnesota law, a special meeting of shareholders may be called by certain officers, two or more directors, a person authorized to do so in the articles or bylaws, or shareholders holding at least 10% of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering an action to effect, directly or indirectly, a business combination must be called by shareholders holding at least 25% of the voting power of all shares entitled to vote.

    Under Delaware law, special meetings of shareholders of a corporation may be called by the corporation's board of directors or by persons specifically authorized to do so by the corporation's articles of incorporation or bylaws. PercuSurge's Bylaws provide that special meetings may be called only by the Chairman of the Board, the President, or the board of directors, or at the request of holders of 10% of the outstanding shares of PercuSurge capital stock entitled to vote.

Voting Rights; Shareholder Approvals

    Under both Medtronic's Articles and PercuSurge's Certificate, holders of Medtronic common stock and PercuSurge common stock, respectively, are entitled to one vote per share on all matters submitted to a vote of the shareholders. Holders of PercuSurge preferred stock are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock could be converted on the record date for the vote. Medtronic's Bylaws provide that, except as specifically required otherwise under Medtronic's Articles or Bylaws or Minnesota law, all matters submitted to the shareholders are decided by a majority vote of the shares entitled to vote and represented at a meeting at which there is a quorum. Under Delaware law, PercuSurge's shareholders decide all matters, except the election of directors, by the vote of a majority in voting interest of the shareholders present in person or by proxy and entitled to vote. Directors are elected by a plurality of the votes of the shares present in person or by proxy and entitled to vote. Where a separate vote by a series of preferred stock is required, a majority of the outstanding shares of such series, present in person or represented by proxy, constitutes a quorum, the affirmative vote of the majority of shares of such series present in person or by proxy is the act of such series.

Cumulative Voting

    Neither Medtronic's Articles nor PercuSurge's Certificate or Bylaws provide for cumulative voting with regard to the Medtronic common stock or the PercuSurge capital stock, respectively. However, California law permits shareholders to cumulate their votes in the election of directors if at least one shareholder has, prior to the voting, announced its intention to cumulate its votes.

Preemptive Rights

    Under Medtronic's Articles, holders of Medtronic stock are expressly denied preemptive rights. PercuSurge's Certificate does not contain any provision concerning preemptive rights. Under Delaware law, shareholders of a Delaware corporation do not have preemptive rights, except to the extent provided in a corporation's Certificate. Holders of PercuSurge preferred stock have limited preemptive rights to future sale of equity securities by PercuSurge and one of PercuSurge's preferred stockholders has an agreement to purchase $5 million of PercuSurge's Series E Preferred Stock on January 1, 2001 if PercuSurge has not completed an initial public offering or the acquisition of PercuSurge on or before that date. See "—Preferred Stock."

Amendment of the Articles or Certificate of Incorporation

    Under Minnesota law and Delaware law, an amendment to the articles or certificate of incorporation requires the affirmative vote of the holders of a majority of the shares present and entitled to vote unless a larger affirmative vote is required by the corporation's articles or certificate. Neither Medtronic's Articles nor PercuSurge's Certificate contain any provisions that require a larger affirmative vote to approve an amendment.

Business Combinations and Control Share Acquisitions

    Medtronic is governed by Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock. Such provisions of Minnesota law could have the effect of delaying, deferring, or preventing a change in control of Medtronic.

    Under Delaware law, no business combination (defined to include certain mergers, sales of assets, sales of five percent or more of outstanding stock, loans, recapitalizations or liquidations or dissolutions) involving a Delaware corporation and an interested shareholder (defined to be any holder of 10% or more of the corporation's voting stock) may be entered into unless (i) either the share acquisition or business combination was approved by the board of directors of the corporation before the shareholder became an interested shareholder or (ii) (a) five years have expired since the acquisition of shares of the corporation by the interested shareholder, (b) all requirements of the corporation's articles of incorporation relating to business combinations are satisfied and (c) either (1) a majority of shareholders of the corporation (excluding the interested shareholder) approves the business combination or (2) all shareholders are paid fair value for their stock. However, such law does not restrict any offer to purchase all of a corporation's shares.

    Under Section 1203 of the California General Corporation Law, certain business combinations with a majority shareholder require the delivery of a fairness opinion; however, there is no equivalent provision to the sections of Minnesota and Delaware law, respectively, described above.

Shareholder Rights Plan

    Medtronic has in effect a Shareholder Rights Plan and has entered into a Rights Agreement dated October 26, 2000 with Wells Fargo Bank Minnesota, N.A., as Rights Agent. The Rights Plan provides for a dividend distribution of one preferred stock purchase right (a "Right") to be attached to each outstanding share of Medtronic common stock. As a result of the merger, each share of Medtronic common stock received in the merger will also represent one Right. The Right associated with each outstanding share of Medtronic common stock entitles the holder to buy 1/5000th of a Series A Junior Participating Preferred Share (the "Series A Preferred Shares") of Medtronic, which is substantially equivalent to one share of Medtronic common stock, at an exercise price of $400 per 1/5000th of a Series A Preferred Share. The Rights are not currently exercisable or transferable apart from the Medtronic common stock.

    The Rights will become exercisable if a person or group acquires 15% or more of the Medtronic common stock (and thereby becomes an "Acquiring Person") or announces a tender offer or exchange offer that would increase the Acquiring Person's beneficial ownership to 15% or more of the outstanding Medtronic common stock, subject to certain exceptions. After the Rights become exercisable, each Right entitles the holder (other than the Acquiring Person) to purchase Medtronic common stock that has a market value of two times the exercise price of the Right. If Medtronic is acquired in a merger or other business combination transaction, each exercisable Right entitles the holder to purchase common stock of the Acquiring Person or an affiliate that has a market value of two times the exercise price of the Right. Each Right is redeemable by Medtronic at $.0005 any time before a person or group triggers the 15% threshold to become an Acquiring Person. The Rights expire on October 26, 2010.

    The Rights issued under the Medtronic Shareholder Rights Plan may make any merger not approved by Medtronic's board of directors prohibitively expensive, because the Rights allow Medtronic shareholders to purchase the voting securities of Medtronic or a potential acquirer at one-half of its fair market value.

    PercuSurge does not have a shareholder rights plan.

Related Person Business Transactions

    Medtronic's Articles provide that, in certain circumstances, an affirmative vote of two-thirds of the voting power of all then outstanding voting shares is required for the approval or authorization of any

"related person business transaction." Such two-thirds approval is not required, however, if (1) a majority vote of "continuing directors" (as defined below) expressly approves the related person business transaction, or (2) the related person business transaction is a merger, consolidation, exchange of shares or sale of all or substantially all of the assets of Medtronic, and the cash or fair market value of the property received by the Medtronic shareholders is equal to a defined minimum purchase price. For purposes of this provision, a "continuing director" means, generally, those directors who were directors before the "related person" (as defined below) became a related person.

    Generally, a related person business transaction includes (1) any merger or consolidation of Medtronic with or into a related person, (2) any exchange of shares of Medtronic (or a subsidiary) for shares of a related person which would have required an affirmative vote of at least a majority of the voting power of the outstanding shares entitled to vote, (3) any sale, lease, exchange, transfer, or other disposition (in one transaction or a series of transactions), including without limitation a mortgage or any other security device, of all or any substantial part of the assets of Medtronic (or a subsidiary) to or with a related person, (4) any sale, lease, transfer, or other disposition (in one transaction or a series of transactions) of all or any substantial part of the assets of a related person to or with Medtronic (or a subsidiary), (5) the issuance, sale, transfer, or other disposition to a related person of any securities of Medtronic (except pursuant to stock dividends, stock splits, or similar transactions that would not have the effect of increasing the proportion of voting power of a related person) or of a subsidiary (except pursuant to a pro rata distribution to all holders of Medtronic common stock), (6) any recapitalization or reclassification that would have the effect of increasing the proportionate voting power of a related person, and (7) any agreement, contract, arrangement, or understanding providing for any of the transactions described above.

    Generally, for purposes of a related person business transaction, the term "related person" is broadly defined to include a wide range of potential persons, including any person or entity that, together with affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of Medtronic.

    Such a provision could have the effect of impeding a potential acquirer of Medtronic by requiring a larger than normal majority of Medtronic shareholders to approve a transaction.

    There is no similar "related person business transaction" provision in PercuSurge's Certificate.

PERCUSURGE BUSINESS

Overview

    PercuSurge was founded in 1995 to develop a new category of interventional cardiology products that are used in connection with the treatment of arteriosclerosis, or compromised arterial blood flow. Called distal protection products, PercuSurge has developed and currently markets a patented system that helps remove excess particles and blood clots that often get dislodged during the treatment of arteriosclerosis. PercuSurge's product, the GuardWire Plus, is used in conjunction with balloon angioplasty and implantable stents, which are the key products used today in treating compromised blood flow in the arteries of the human body. PercuSurge believes that its products significantly reduce the incidence of adverse events, such as heart attack, stroke or hypertension, by minimizing excess fragment matter in the blood stream following treatment. PercuSurge has completed a human clinical trial in the United States and submitted the results to the United States Food and Drug Administration, in order to obtain FDA approval to market its products in the United States. PercuSurge has been selling internationally since January 1999. PercuSurge was incorporated in California in 1995 and reincorporated in Delaware in 1999.

Products

    PercuSurge's product, the GuardWire System, is composed of three elements:

  •
  the GuardWire Plus, a guidewire with an occlusion balloon at its tip to seal a blood vessel beyond the area to be treated;

  •
  the MicroSeal Adapter and EZ Flator, a removable device that interfaces with the GuardWire to inflate and deflate the balloon; and

  •
  the Export Catheter, a device with a through lumen that is loaded over the GuardWire and used to evacuate potentially harmful particles.

    PercuSurge began sales of the GuardWire System in Europe in January 1999. The FDA has not yet approved the GuardWire for marketing in the United States. PercuSurge has completed patient enrollment in a United States clinical trial, and has submitted a premarket approval application to the FDA.

Market Opportunity

    PercuSurge has identified the need for emboli containment and thrombus removal in four applications where the presence of diseased lesions is known by physicians to generate complications. These are:

  •
  Saphenous Vein Bypass Grafts

  •
  Carotid Arteries

  •
  Coronary Arteries, where the patient has suffered an Acute Myocardial Infarction (heart attack)

  •
  Patients with high risk Renal Arteries.

  Saphenous Vein Bypass Grafts

    Each year, approximately 1.3 million patients are treated for diseased saphenous vein grafts. We estimate that approximately 180,000 of these patients are treated with angioplasty or stenting. Saphenous vein grafts are used in a procedure known as a Coronary Artery Bypass Graft, or CABG. In this procedure, surgeons treat severe blockages in coronary artery flow by grafting a substitute vessel to re-direct, or bypass, the blood flow from the occluded area of the coronary arteries to an open area downstream, thereby restoring flow to the heart.

    While the CABG procedure is successful 95% of the time, within ten years most saphenous vein grafts have re-occluded. The preferred method of treating this occlusion is with a stent. However, stent delivery in saphenous vein grafts has been shown to produce a 15-20% risk of heart attack during the procedure, due to embolization of the lesion.

    The Company recently completed its 550 patient US randomized clinical trial, in which it showed a 50% reduction in adverse events by the use of its distal protection products, from 17.3% in the control arm to 8.8% in the PercuSurge arm.

  Carotid Stenting

    Stroke is a major adverse event, afflicting approximately 700,000 new patients per year in the US alone. The carotid arteries are the primary source of blood to the brain. A restriction in flow, due to arteriosclerosis, has been shown to be the leading cause of stroke, occurring in 25-33% of all cases.

    The primary treatment for occlusions in the carotid artery is a surgical procedure known as carotid endarterectomy. There are approximately 350,000 carotid endarterectomies performed annually in North America. This is a more invasive, costly procedure than stenting. Few stenting procedures have been done to date, due to the lack of a means of preventing emboli from flowing to the brain.

    Over time, we expect the majority of carotid endarterectomies to convert to the minimally invasive, stenting procedure combined with a distal protection system such as the GuardWire Plus.

  Acute Myocardial Infarctions (AMI)

    Approximately 400,000 patients per year in the Western world are affected with an AMI, or heart attack, caused by a blockage of the artery. These patients are in severe pain, and immediate intervanetion is necessary. Once a patient suffers a heart attack, they are immediately rushed to the emergency catheter lab. There,the current standrad of practice is to use pharmaceuticals or balloon angioplasty to disrupt the lesion that have resulted in flow obstruction. Each approach is used approximately one-half of the time. These procedures attack the affected area immediately and aggressively to open blood flow as soon as possible. Over 90% of the time, this has been accomplished with a high degree of technical success, achieving normal blood flow in the treated vessel. Unfortunately, in approximately one-third of the cases, the procedure has also been associated with a relatively high rate of downstream embolization. These particles may cause blockages of smaller peripheral arteries, resulting in further damage to the heart. This has been shown to lead to higher death rates in subsequent years.

    To date, the majority of these procedures have been done without distal protection. We believe our technology will result in superior treatment for AMI patients, given our containment and removal capabilities

  Renal Arteries

    Approximately 60,000 angioplasty or stent procedures are performed in the U.S. each year to treat blocked renal arteries. The renal arteries are the main blood supply to the kidneys. A blockage of these arteries, caused by arteriosclerosis, can lead to increased levels of hypertension.

    While almost all treated patients show improved kidney function, studies suggest that overall, there is no improvement in hypertension.25% of the patients show an improvement in hypertension, 50% are unchanged, but 25% show a marked deterioration. As with the other procedures discussed, it is thought that embolization from a disrupted lesion causes the negative outcomes. Since diagnosis of which patients will suffer increased hypertension is difficult, we believe that containment and removal of emboli will make a significant contribution in the renal population with already poor kidney functionality.

Sales and Marketing

    PercuSurge's Sales and Marketing strategy is based on a prioritization of global markets and applications. Initial commercialization has been in Europe for the Saphenous Vein Bypass Grafts, carotids and AMIs. Sales will then expand into the other parts of the world.

    PercuSurge was issued the CE Mark effective August 11, 1998, signifying ISO9001/EN46001 certification pursuant to pursuant to the European Union Medical Device Directive. This allowed PercuSurge to begin selling its product in Europe. Sales commenced in January 1999. Sales have expanded to other parts of the world during 1999 and 2000. The GuardWire Plus was approved in Canada in August 2000.

    In the United States, the regulatory timeline will be the critical path for commercialization. In November 1998, the company began a clinical trial in the US for the SVG indication. The Company completed enrollment in the trial in July 2000, and submitted a premarket approval application to the FDA in October 2000. The U.S. Sales and Marketing Plan is dependent upon this approval timeline.

    The Company intends to begin US clinical trials for the carotid and AMI applications in 2001.

Competition

    Competition in the medical device industry, and specifically the markets for cardiovascular devices and devices to improve the outcome of coronary revascularization procedures, is intense. Guidant Corporation, Boston Scientific Corporation, Medtronic Inc. and Johnson & Johnson, among others, are developing devices to improve the outcome of Coronary Artery Bypass Graft, or CABG and SVG procedures. Many companies are developing therapies to reduce the release of harmful particles in the treatment of arteriosclerosis. In addition, drugs, gene therapy and other minimally invasive catheter-based procedures are currently being developed to not only compete with CABG/SVG, but to minimize arteriosclerosis and stroke.

    Many of PercuSurge's competitors and potential competitors have substantially greater capital resources and also have greater resources and expertise in the areas of research and development, obtaining regulatory approvals, manufacturing and marketing. There can be no assurance that PercuSurge's competitors and potential competitors will not succeed in developing, marketing and distributing technologies and products that are more effective than those developed and marketed by PercuSurge, or that would render PercuSurge's technology and products obsolete or noncompetitive.

    Any product developed by PercuSurge that gains regulatory clearance or approval will have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of PercuSurge's products versus competitive products. Accordingly, the relative speed with which PercuSurge can develop products, gain regulatory approval and reimbursement acceptance and supply commercial quantities of the product to the market are expected to be important competitive factors.

    Other competitive factors for products addressing arteriosclerosis include safety, efficacy, ease of use, reliability, and suitability for relationships, especially relationships with leaders in the interventional cardiology community.

Manufacturing & Sources of Supply

    PercuSurge's products are currently manufactured in its 19,000 square foot facility in Sunnyvale, California. To be successful, PercuSurge must manufacture our products in the volumes that will be necessary for it to achieve significant commercial sales, in compliance with regulatory requirements and at acceptable costs. If PercuSurge receives FDA clearance or approval for the PercuSurge System, it will need to expend significant resources and develop manufacturing expertise to establish large-scale manufacturing capabilities. Manufacturers often encounter difficulties in expanding production of new products, including problems involving production yields, quality control and assurance, component supply shortages, shortages of qualified personnel and the need for further FDA approval of new manufacturing processes.

    Most of the components PercuSurge uses for the manufacture of its product is available from more than one supplier. For some components, however, there are relatively few alternate sources of supply and the establishment of additional or replacement suppliers for such components may not be established quickly. With respect to a few components, PercuSurge relies upon single source suppliers. For example, a single source supplies hypo-tubes, the main component of the GuardWire. In addition, PercuSurge uses a single sterilizer to sterilize its products. PercuSurge is dependent on these third parties for the manufacture of its products. PercuSurge's profit margins and its ability to develop and deliver products on a timely basis may be adversely affected by the lack of alternative sources of supply.

    PercuSurge has established quality assurance systems in conformance with the FDA's Quality System Regulation. Our facility has received ISO 9001/EN46001 certification and is in conformance with the Medical Device Directive for sale of products in Europe.

Facilities

    We lease approximately 19,000 square feet in a single building in Sunnyvale, California. The space houses administrative offices, research & development, sales & marketing, manufacturing and warehousing. The lease expires in July 2004. PercuSurge believes its existing facilities are adequate for its immediate needs through 2001.

Employees and Consultants

    As of October 31, 2000, PercuSurge had 108 employees of whom 48 were engaged in manufacturing operations, 17 were engaged in research & development activities, 13 in sales & marketing, 20 in clinical and regulatory affairs, and 10 in general & administrative functions. No employees are covered by collective bargaining agreements, and PercuSurge believes it maintains good relations with its employees.

Market Price of and Dividends on PercuSurge Common Stock

    There is no established public trading market for PercuSurge Common Stock. PercuSurge has never paid cash dividends on its capital stock. Before making cash dividend payments on its common stock, PercuSurge would have to pay cash dividends on its preferred stock ranging from $0.0272 per year for each share of Series A Preferred Stock to $0.204 per year for each share of Series E Preferred Stock. PercuSurge does not intend to pay any cash dividends on its capital stock in the foreseeable future

Interests of Certain Persons and Matters to be Acted Upon

    Certain members of the management and board of directors of PercuSurge have certain interests in the merger that are different from, and may be in conflict with, the interests of shareholders of

PercuSurge generally. See "The Merger—Interests of PercuSurge's Directors and Officers in the Merger."

Voting Securities and Principal Holders Thereof

    See "Special Meeting—Record Date; Voting Rights; Quorum; Required Vote."

Principal Stockholders of PercuSurge

    The following table sets forth information known to PercuSurge regarding the beneficial ownership of PercuSurge's capital stock as of October 31, 2000, by:

  •
  each stockholder who is known by PercuSurge to beneficially own more than 5% of PercuSurge's outstanding stock;

  •
  each of the five most highly compensated executive officers of PercuSurge in fiscal year 1999;

  •
  each of PercuSurge's directors; and

  •
  all of such officers and directors as a group.

    Unless otherwise indicated, the address for each shareholder on this table is c/o PercuSurge, Inc., 540 Oakmead Parkway, Sunnyvale, CA 94085.

    The number of shares beneficially owned and the percentage of shares beneficially owned are based on 46,321,076 shares of common stock outstanding as of October 31, 2000, assuming the conversion of all outstanding shares of preferred stock into common stock. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares subject to options and warrants that are exercisable currently or within 60 days following October 31, 2000 are deemed to be outstanding and beneficially owned by the optionee or warrantholder for the purpose of computing the percentage ownership of such person. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent Beneficially Owned
Technology Partners Attn: Roger Quy 1550 Tiburon Blvd., Suite A Belvedere, CA 94920	7,202,316	15.55%
Investor (Guernsey) Ltd. c/o Rebecca Bedno O'Sullivan Graev & Karabell 30 Rockefeller Plaza, 24th Floor New York, NY 10112	4,705,883	10.16%
MedVenture Associates Attn: Annette J. Campbell-White 4 Orinda Way Building D, Suite 150 Orinda, CA 94563	4,266,185	9.21%

InterWest Partners(1) Attn: Robert R. Momsen 3000 Sand Hill Road Building 3, Suite 255 Menlo Park, CA 94025	3,008,751	6.50%
Institutional Venture Partners(2) Attn: Samuel D. Colella 3000 Sand Hill Road Building 2, Suite 290 Menlo Park, CA 94025	3,008,750	6.50%
Sequoia Capital(3) Attn: Tom Stephenson 3000 Sand Hill Road Building 4, Suite 280 Menlo Park, CA 94025	3,008,750	6.50%
Merrill Lynch KECALP(4) Attn: Robert Tully World Financial Center South Tower, 23rd Floor New York, NY 10080	2,439,025	5.27%
Roger Quy(5) Technology Partners 1550 Tiburon Blvd., Suite A Belvedere, CA 94920	7,202,316	15.55%
Jeani Delagardelle(6) Weiss Peck & Greer 555 California Street, Suite 3130 San Francisco, CA 94104	2,086,009	4.50%
Stephen Campe(7) Investor (Guernsey) Ltd. c/o Rebecca Bedno O'Sullivan Graev & Karabell 30 Rockefeller Plaza, 24th Floor New York, NY 10112	4,705,883	10.16%
Mir Imran	2,123,901	4.59%
Bruce Cozadd(8)	47,500	*
Wayne Roe(8)	47,500	*
Peter R. Rule	2,450,148	5.29%
Gary E. Mistlin	320,000	*
Richard Geoffrion	380,000	*
Adlai Howe	320,000	*
Debra Hinman(9)	141,667	*
Henry Nita	0	*
William Dippel	0	*

All directors and executive officers as a group(10)	19,824,924	42.60%

*
Represents less than one percent.

(1)
Includes 2,393,617, 355,264 and 259,870 shares issuable upon conversion of Series B, C and D preferred stock, respectively, held by InterWest Partners V and InterWest Investors V.

(2)
Includes 2,393,617, 355,263 and 259,870 shares issuable upon conversion of Series B, C and D preferred stock, respectively, held by Institutional Venture Partners Fund VII, Institutional Venture Management VII and Institutional Venture Partners Founders Fund I.

(3)
Includes 2,393,617, 355,263 and 259,870 shares issuable upon conversion of Series B, C and D preferred stock, respectively, held by Sequoia Capital VII, Sequoia Technology Partners VII and Sequoia 1995.

(4)
Represents shares issuable upon conversion of Series D preferred stock held by Merrill Lynch KECALP International 1997 and Merrill Lynch KECALP 1997.

(5)
Represents shares held by Technology Partners Fund V, LP.

(6)
Includes 1,842,106 and 243,903 shares issuable upon conversion of Series C and D preferred stock, respectively, held by Weiss, Peck & Greer Venture Associates IV, Weiss, Peck & Greer Venture Associates IV Cayman and WPG Enterprise Fund II.

(7)
Represents shares held by Investor (Guernsey) Ltd.

(8)
Represents shares of common stock issuable pursuant to options exercisable within 60 days of October 31, 2000.

(9)
Includes 116,667 shares of common stock issuable pursuant to options exercisable within 60 days of October 31, 2000

(10)
Includes 211,667 shares of common stock issuable pursuant to options exercisable within 60 days of October 31, 2000.

CERTAIN TRANSACTIONS AND RELATIONSHIPS
BETWEEN PERCUSURGE AND MEDTRONIC

    Stock Option Agreement.  PercuSurge and Medtronic are parties to a Stock Option Agreement dated October 19, 2000, pursuant to which PercuSurge has granted to Medtronic an option, exercisable under certain specified circumstances related to the termination of the merger agreement, to acquire from PercuSurge 12,925,865 shares of PercuSurge common stock equal to approximately 19.2% of the aggregate number of outstanding shares of PercuSurge common and preferred stock, at an exercise price equal to $4.32 per share of PercuSurge common stock. See "The Merger—Stock Option Agreement."

    Agreements to Facilitate Merger.  Certain executive officers, directors and shareholders of PercuSurge who have the right to designate directors, have entered into agreements with Medtronic to facilitate the merger, pursuant to which they have agreed to vote all of the outstanding shares of PercuSurge common and preferred stock beneficially owned by them on the record date in favor of the merger. See "The Merger—Agreements to Facilitate Merger."

LEGAL MATTERS

    The validity of the Medtronic common stock to be issued in connection with the merger will be passed upon for Medtronic by Fredrikson & Byron, P.A., Minneapolis, Minnesota. Attorneys at Fredrikson & Byron, P.A. own, in the aggregate, approximately 9,309 shares of Medtronic common stock.

    Certain legal matters for PercuSurge, including the federal income tax consequences in connection with the merger, were passed upon by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. An investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, P.C. and an individual attorney formerly of this firm own, in the aggregate, approximately 100,124 shares of PercuSurge preferred stock.

EXPERTS

    The consolidated financial statements of Medtronic, Inc. at April 30, 2000 and April 30, 1999 and for each of the three years in the period ended April 30, 2000 incorporated in this Proxy Statement/ Prospectus by reference to the Annual Report on Form 10-K for the year ended April 30, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT MEDTRONIC

    Medtronic files annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information filed by Medtronic at the SEC's public reference rooms at 450 5th Street, N.W., Washington, D.C. 20549, or at 7 World Trade Center, Suite 1300, New York, New York 10048, or at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. The SEC also maintains an Internet site at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding issuers like Medtronic that file electronically with the SEC.

    You can also inspect reports, proxy statements, and other information about Medtronic at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    Medtronic has filed with the SEC a Registration Statement on Form S-4 to register the Medtronic common stock to be issued in the merger. This Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of Medtronic in addition to being a proxy statement of PercuSurge for the Special Meeting. As allowed by SEC rules, this Proxy Statement/ Prospectus does not contain all the information you can find in the Registration Statement and the exhibits to the Registration Statement.

    The SEC allows us to "incorporate by reference" information into this Proxy Statement/ Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this Proxy Statement/Prospectus, except for any information superseded by information in (or incorporated by reference in) this Proxy Statement/Prospectus.

    This Proxy Statement/Prospectus incorporates by reference the documents listed below that Medtronic has previously filed with the SEC. These documents contain important information about Medtronic and its finances.

Medtronic SEC Filings (File No. 1-07707)	Period
Annual Report on Form 10-K, as amended	Year ended April 30, 2000
Quarterly Report on Form 10-Q	Quarter ended July 28, 2000
Current Report on Form 8-K	Filed October 3, 2000
Description of Medtronic's common stock contained in Medtronic's registration statement on Form 8-A
Description of Medtronic's preferred stock purchase rights attached to its common stock contained in Medtronic's registration statement on Form 8-A

    Medtronic is also incorporating by reference all additional documents that it may file with the SEC between the date of this Proxy Statement/Prospectus and the date of the Special Meeting.

    If you are a shareholder of Medtronic, Medtronic may have sent you some of the documents incorporated by reference, but you can obtain any of them from Medtronic or the SEC. Documents incorporated by reference are available from Medtronic without charge, except for any exhibits to those documents unless we have specifically incorporated by reference a particular exhibit in this Proxy Statement/Prospectus. Shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from Medtronic at the following address:

                Medtronic, Inc.
                7000 Central Avenue, N.E.
                Minneapolis, Minnesota 55432
                Attention: Investor Relations Department
                (763) 514-3035

    If you would like to request documents from Medtronic, please do so by December 7, 2000 to receive them before the Special Meeting.

    We have not authorized anyone to provide you with information that is different from, or in addition to, what is contained or referred to in this Proxy Statement/Prospectus. Medtronic has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Medtronic, and PercuSurge has supplied all such information relating to PercuSurge. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or buy, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING INFORMATION

    Certain statements contained in this Proxy Statement/Prospectus (including information incorporated by reference) and other written and oral statements made from time to time by Medtronic and PercuSurge do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "possible," "project," "should," "will," and similar words or expressions. Medtronic's and PercuSurge's respective forward-looking statements generally relate to their respective growth strategies, financial results, product development and regulatory approval programs, and sales efforts. You should carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Because of that, we cannot guarantee any forward-looking statement and actual results may differ materially. It is not possible to foresee or identify all factors affecting Medtronic's or PercuSurge's respective forward-looking statements, and investors therefore should not consider any list of factors affecting Medtronic's or PercuSurge's respective forward-looking statements to be an exhaustive statement of all risks, uncertainties, or potentially inaccurate assumptions. Neither Medtronic nor PercuSurge undertakes any obligation to update any forward-looking statement.

    Also, Medtronic has historically been, and continues to be, actively engaged in exploring business opportunities through investments and acquisitions. As such, at any particular time, in addition to investments and acquisitions for which definitive agreements have been executed and publicly announced, Medtronic is routinely reviewing several other investment and acquisition opportunities of varying magnitude and significance or negotiating the terms of such potential investments and acquisitions prior to the execution of definitive agreements and public announcements thereof.

    Although we cannot give a comprehensive list of all factors that may cause actual results to differ from Medtronic's or PercuSurge's forward-looking statements, the factors include those noted in Medtronic's SEC filings incorporated by reference into this Proxy Statement/Prospectus, as well as:

  •
  trends toward managed care, health care cost containment, and other changes in government and private sector initiatives, in the United States and other countries in which Medtronic or PercuSurge do business, that are placing increased emphasis on the delivery of more cost-effective medical therapies;

  •
  the trend of consolidation in the medical device industry as well as among customers of medical device manufacturers, resulting in more significant, complex, and long-term contracts than in the past and potentially greater pricing pressures;

  •
  the difficulties and uncertainties associated with the lengthy and costly new product development and regulatory approval processes, which may result in lost market opportunities or preclude product commercialization;

  •
  efficacy or safety concerns with respect to marketed products, whether scientifically justified or not, that may lead to product recalls, withdrawals, or declining sales;

  •
  changes in governmental laws, regulations, and accounting standards and the enforcement thereof that may be adverse to Medtronic or PercuSurge;

  •
  increased public interest in recent years in product liability claims for implanted medical devices, including pacemakers, leads and spinal systems, and adverse developments in certain litigation involving Medtronic or PercuSurge;

  •
  other legal factors including environmental concerns and patent disputes with competitors;

  •
  agency or government actions or investigations affecting the industry in general or Medtronic or PercuSurge in particular;

  •
  the development of new products or technologies by competitors, technological obsolescence, and other changes in competitive factors;

  •
  risks associated with maintaining and expanding international operations;

  •
  business acquisitions, dispositions, discontinuations or restructurings by Medtronic or PercuSurge;

  •
  the integration of businesses acquired by Medtronic or PercuSurge;

  •
  the price and volume fluctuations in the stock markets and their effect on the market prices of technology and health care companies; and

  •
  economic factors over which neither Medtronic nor PercuSurge has any control, including changes in inflation, foreign currency rates, and interest rates.

Medtronic and PercuSurge note these factors as permitted by the Private Securities Litigation Reform Act of 1995.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MEDTRONIC, INC.,

TROJAN MERGER CORP.,

AND

PERCUSURGE, INC.

October 19, 2000

ARTICLE 1	DEFINITIONS	A-1
1.1	Specific Definitions	A-1
1.2	Definitional Provisions	A-6
ARTICLE 2	THE MERGER; CONVERSION OF SHARES	A-6
2.1	The Merger	A-6
2.2	Effective Time	A-6
2.3	Conversion of Shares	A-6
2.4	Dissenting Shares	A-7
2.5	Exchange of Company Common Stock	A-7
2.6	Exchange of Merger Subsidiary Common Stock	A-9
2.7	Stock Options and Warrants	A-9
2.8	Capitalization Changes	A-10
2.9	Certificate of Incorporation of the Surviving Corporation	A-11
2.10	Bylaws of the Surviving Corporation	A-11
2.11	Directors of the Surviving Corporation	A-11
2.12	Assignment of Escrow Interests	A-11
ARTICLE 3	CLOSING	A-11
3.1	Time and Place	A-11
3.2	Filings at the Closing	A-11
ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A-11
4.1	Listing of Certain Assets and Data	A-11
	(a) Real Property	A-11
	(b) Equipment	A-11
	(c) Patents, Trademarks, Formulas, Etc.	A-12
	(d) Certain Leases, Agreements, Etc	A-12
	(e) Permits, Licenses, Etc	A-12
	(f) Banks and Depositories	A-12
	(g) Loans and Credit Agreements, Etc	A-13
	(h) Insurance Policies and Claims	A-13
	(i) Certain Employees	A-13
	(j) Employee Plans	A-13
	(k) Powers of Attorney	A-13
	(l) Taxes	A-13
4.2	Organization	A-14
4.3	Authorization	A-14
4.4	Capitalization	A-14
4.5	Financial Statements	A-15
4.6	Absence of Undisclosed Liabilities	A-15
4.7	Consents and Approvals	A-16
4.8	Compliance with Laws	A-16
4.9	Litigation	A-16
4.10	Absence of Material Adverse Changes	A-16
4.11	Taxes	A-17
4.12	Contracts	A-17
4.13	Intellectual Property Rights	A-18
4.14	Assets	A-18
4.15	Accounts Receivable	A-18

i

4.16	Inventories	A-19
4.17	Warranties	A-19
4.18	Insurance Policies	A-19
4.19	Labor Agreements	A-19
4.20	Benefit Plans	A-19
4.21	Contracts with Related Parties	A-20
4.22	Relations with Suppliers	A-21
4.23	Product Liability Claims	A-21
4.24	Environmental Matters	A-21
4.25	Business Plans	A-22
4.26	Absence of Certain Business Practices	A-22
4.27	Minute Books	A-22
4.28	No Finders	A-22
4.29	Proxy Statement	A-22
4.30	Fairness Opinion	A-22
4.31	State Takeover Laws	A-22
4.32	Merger Filings	A-23
4.33	Regulatory Filings	A-23
4.34	Disclosure	A-23
ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY	A-23
5.1	Organization	A-23
5.2	Authorization	A-23
5.3	Capitalization	A-24
5.4	Consents and Approvals	A-24
5.5	Reports; Financial Statements; Absence of Changes	A-24
5.6	Registration Statement	A-25
5.7	No Finders	A-25
5.8	Tax and Accounting Treatment	A-25
5.9	Merger Filings	A-25
ARTICLE 6	COVENANTS	A-25
6.1	Conduct of Business of the Company	A-25
6.2	Conduct of Business of Parent	A-28
6.3	No Solicitation	A-28
6.4	Access and Information	A-29
6.5	Approval of Company Shareholders; Proxy Statement; Registration Statement	A-30
6.6	Consents	A-31
6.7	Affiliates' Letters	A-31
6.8	Expenses	A-32
6.9	Further Actions	A-32
6.10	Regulatory Approvals	A-32
6.11	Certain Notifications	A-33
6.12	Voting of Shares	A-33
6.13	Stock Option Agreement	A-33
6.14	NYSE Listing Application	A-33
6.15	Indemnification of Company Officers and Directors	A-33
6.16	Letters of the Company's and Parent's Accountants	A-34
6.17	Subsidiary Shares	A-34
6.18	Benefit Plans and Employee Matters	A-34
6.19	Obligations of Merger Subsidiary	A-35

ii

6.20	Plan of Reorganization	A-35
6.21	Pooling	A-35
6.22	Noncompetition Agreements	A-35
6.23	Escrow Agreement	A-35
6.24	Company Shareholder Notes	A-35
ARTICLE 7	CLOSING CONDITIONS	A-36
7.1	Conditions to Obligations of Parent, Merger Subsidiary, and the Company	A-36
7.2	Conditions to Obligations of Parent and Merger Subsidiary	A-36
7.3	Conditions to Obligations of the Company	A-37
ARTICLE 8	TERMINATION AND ABANDONMENT	A-38
8.1	Termination	A-38
8.2	Effect of Termination	A-39
ARTICLE 9	INDEMNIFICATION	A-41
9.1	Escrow Fund; Survival	A-41
9.2	Indemnification by Company Shareholders	A-42
9.3	Limitations on Amount	A-42
9.4	Payments to Parent	A-42
9.5	Procedures for Indemnification	A-42
9.6	Non-Exclusive Remedy	A-43
9.7	Tax Treatment	A-43
9.8	Pooling	A-43
ARTICLE 10	MISCELLANEOUS	A-43
10.1	Amendment and Modification	A-43
10.2	Waiver of Compliance; Consents	A-44
10.3	Notices	A-44
10.4	Assignment	A-44
10.5	Governing Law	A-45
10.6	Counterparts	A-45
10.7	Interpretation	A-45
10.8	Publicity	A-45
10.9	Entire Agreement	A-45
10.10	Severability	A-45
10.11	Specific Performance	A-46
10.12	Shareholder Representatives	A-46
EXHIBITS:
Exhibit A:	Form of Certificate of Incorporation
Exhibit B:	Form of Affiliate's Letter
Exhibit C:	Form of Agreement to Facilitate Merger
Exhibit D:	Form of Stock Option Agreement
Exhibit E:	Form of Noncompetition Agreement
Exhibit F:	Form of Escrow Agreement
Exhibit G:	Key Employee List
Exhibit H:	Legal Opinion of the Company's Counsel
Exhibit I:	Legal Opinion of Parent's Counsel
Company Disclosure Schedule
Parent Disclosure Schedule

iii

AGREEMENT AND PLAN OF MERGER

    THIS AGREEMENT is dated as of October 19, 2000, by and among Medtronic, Inc., a Minnesota corporation ("Parent"), Trojan Merger Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Subsidiary"), PercuSurge, Inc., a Delaware corporation (the "Company") and, with respect to Article 9 and Section 10.12, Peter Rule and Bruce Cozadd as agents and attorneys-in-fact for the Company Shareholders pursuant to Section 10.12 below (the "Shareholder Representatives").

    WHEREAS, the Boards of Directors of Parent, Merger Subsidiary, and the Company have approved the merger of Merger Subsidiary with and into the Company (the "Merger") upon the terms and subject to the conditions set forth herein; and

    WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

    WHEREAS, for accounting purposes, it is intended that the Merger shall be recorded as a "pooling of interests" within the meaning of Accounting Principles Board Opinion No. 16 ("APB 16"), and the rules and regulations of the Securities and Exchange Commission (the "SEC"); and

    WHEREAS, as a condition to, and upon or immediately following the execution of, this Agreement, Parent and the Company are entering into the Stock Option Agreement described in Section 6.13 hereof; and

    WHEREAS, the parties hereto desire to make certain representations, warranties, and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

    NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants, and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

    1.1  Specific Definitions.  As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

    "Agreement" means this Agreement and all Exhibits and Schedules hereto.

    "Agreements to Facilitate Merger" means the agreements described in Section 6.12.

    "Alternative Transaction" shall mean any of the following involving the Company or any Subsidiary: (i) any tender offer, exchange offer, merger, consolidation, share exchange, business combination or similar transaction involving capital stock of the Company or any Subsidiary; (ii) any transaction or series of related transactions pursuant to which any person or entity (or its shareholders), other than Parent, or Merger Subsidiary or any of their affiliates (a "Third Party") acquires shares (or securities exercisable for or convertible into shares) representing more than 50% of the outstanding shares of any class of capital stock of the Company or any Subsidiary; or (iii) any sale, lease, exchange, licensing, transfer or other disposition pursuant to which a Third Party acquires control of more than 50% of the assets (including, but not limited to, intellectual property assets) of the Company and its Subsidiaries taken as a whole (determined by reference to the fair market value of such assets), in a single transaction or series of related transactions.

    "Average Market Price" means the average (rounded to the nearest full cent, with the cents rounded up if the third decimal place is 5 or more) of the "Daily Market Price" of Parent Common Stock for the fifteen (15) consecutive NYSE trading days (or such fewer days as may be required by the proviso set forth below) ending on and including the NYSE trading day that is two NYSE trading days prior to the Effective Time (the "Determination Period"), appropriately adjusted for any stock splits or stock dividends during such period; provided, however, that in no event shall the Determination Period include any trading days which are prior to the date which is three (3) trading days after the announcement of Parent's results for the quarter ending October 27, 2000. The "Daily Market Price" shall equal the closing sale price (rounded to the nearest whole cent) of Parent Common Stock for such trading day as reported on the New York Stock Exchange ("NYSE") Composite Tape, as reported in the Wall Street Journal.

    "CGCL" means the California General Corporation Law, as amended.

    "Closing" and "Closing Date" have the meanings defined in Section 3.1.

    "Company Certificates" means as defined in Section 2.5(a).

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Company Material Adverse Effect" means an effect that is or would reasonably be expected to be materially adverse: (i) to the business, results of operation, financial condition or prospects of the Company and its Subsidiaries, considered as a whole; or (ii) to the Company's ability to perform any of its material obligations under this Agreement or to consummate the Merger; or (iii) to the ability of the Surviving Corporation or Parent to conduct such business, as presently conducted, following the Effective Time or the ability of Parent to exercise full rights of ownership of the Company or its assets or business.

    "Company Common Stock" means common stock of the Company, par value $.001 per share.

    "Company Disclosure Schedule" means as defined in the first sentence of Article 4.

    "Company Financial Statements" means as defined in Section 4.5.

    "Company Predecessor" means PercuSurge, Inc., a California corporation which was merged with and into the Company in December 1999.

    "Company Preferred Stock" means the Company's Preferred Stock, par value $.001 per share, comprised of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

    "Company Shareholders" means the holders of shares of Company Common Stock and/or Company Preferred Stock outstanding as of immediately prior to the Effective Time.

    "Company Stock Purchase Rights" means all outstanding options, warrants, or other rights (other than Company Preferred Stock) to purchase shares of the Company Common Stock or Company Preferred Stock, whether or not exercisable and whether or not vested. From and after January 1, 2001 until exercised, "Company Stock Purchase Rights" shall include the right of Investor (Guernsey) Ltd. to purchase 1,960,784 shares of Series E Preferred Stock at $2.55 per share.

    "Compensation Plans" means as defined in Section 4.20

    "Confidentiality Agreement" means as defined in Section 6.5.

    "Contamination" means Hazardous Substances (as defined herein) in the soil, groundwater or air in excess of legal limits or requiring remedial activity under applicable Environmental Laws or Regulations.

    "Conversion Ratio" means (i) the Aggregate Value divided by the Average Market Price, divided by (ii) the sum of the number of shares of the Company Common Stock outstanding immediately prior to the Effective Time, plus the number of shares of Company Common Stock issuable upon the conversion of all shares of Company Preferred Stock outstanding immediately prior to the Effective Time, plus the number of shares of Company Common Stock or Company Preferred Stock purchasable upon the exercise of all Company Stock Purchase Rights outstanding or which have been promised as of immediately prior to the Effective Time. The "Aggregate Value" shall equal Two Hundred Twenty Five Million Dollars ($225,000,000), plus the aggregate exercise price of all Company Stock Purchase Rights outstanding as of the Effective Time, minus (i) the amount by which the Estimated Third Party Expenses exceed $2,750,000, and (ii) the amount by which aggregate amount spent by the Company for the repurchase of Company Common Stock or Company Preferred Stock between the date hereof and the Effective Time exceeds $25,000. If the Closing shall not have occurred on or before December 31, 2000, and if after such date and prior to the Effective Time Investor (Guernsey) Ltd. purchases $5,000,000 of additional Series E Preferred Stock pursuant to the Series E Preferred Stock Purchase Agreement, then the Aggregate Value shall be increased by the sum of (i) $5,000,000, plus (ii) the lesser of $1,800,000 or one-half of the amount by which (A) the product of the Conversion Ratio (calculated without regard to this sentence) multiplied by the Average Market Price multiplied by the number of shares of Series E Preferred Stock purchased by such investor, exceeds (B) $5,000,000. The Conversion Ratio with respect to the fraction of a share of Parent Common Stock to be issued hereunder shall be calculated and rounded to six decimal places, with the sixth decimal place rounded up if the seventh decimal place is 5 or more.

    "Dissenting Shares" means shares of Company Common Stock or Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders of such shares who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL or Chapter 13 of the CGCL.

    "DGCL" means the Delaware General Corporation Law, as amended.

    "Effective Time" means as defined in Section 2.2.

    "Employee Plans" means any health care plan or arrangement; life insurance or other death benefit plan; deferred compensation or other pension or retirement plan; stock option, bonus or other incentive plan; severance, change of control or early retirement plan; or other fringe or employee benefit plan or arrangement; or any employment or consulting contract or executive compensation agreement; whether the same are written or otherwise, formal or informal, voluntary or required by law or by the Company's or any Subsidiary's policies or practices, including, without limitation, any "pension plan" as defined in Section 3(2) of ERISA which is not a Multiemployer Plan, and any "welfare plan" as defined in Section 3(1) of ERISA (whether or not any of the foregoing is funded), (i) to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound; (ii) which the Company, the Company Predecessor, or any Subsidiary has at any time established or maintained for the benefit of or relating to present or former employees, leased employees, consultants, agents, and/or their dependents, or directors of the Company; or (iii) with respect to which the Company or any Subsidiary has made any payments or contributions.

    "Environmental Laws or Regulations" means any one or more of the following: the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") as amended by the Superfund Amendments and Reauthorization Act of 1986 ("SARA"), 42 U.S.C. § 9601 et seq.; the Federal Resource Conservation and Recovery Act of 1976 ("FRCRA"), 42 U.S.C. § 6921 et seq.; the Clean Water Act, 33 U.S.C. § 1321 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; any other federal, state, foreign, county, municipal, local or other statute, law, ordinance or regulation which may relate to pesticides, agricultural or industrial chemicals, wastes, Hazardous Substances (as defined herein), or the environment; and all regulations promulgated by a regulatory body pursuant to any of the foregoing statutes, laws, regulations, or ordinances.

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

    "Escrow Agent" means as defined in Section 9.1(a).

    "Escrow Agreement" means the Escrow Agreement referenced in Section 6.24.

    "Escrow Fund" means as defined in the Escrow Agreement.

    "Escrow Shares" means the shares of Parent Common Stock, equal to seven percent (7%) of the aggregate number of Merger Shares, to be delivered to the Escrow Agent pursuant to the Escrow Agreement.

    "Estimated Third Party Expenses" shall mean Third Party Expenses incurred by the Company as of the Closing Date as estimated by the Company in good faith and based on reasonable assumptions and information provided by such third parties.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

    "Exchange Agent" means as defined in Section 2.5(a).

    "FDA" means the United States Food and Drug Administration.

    "Foreign Merger Laws" means as defined in Section 4.7.

    "GAAP" means generally accepted accounting principles in the United States.

    "Governmental Body" means as defined in Section 4.7.

    "Hazardous Substance" means asbestos, urea formaldehyde, polychlorinated biphenyls, nuclear fuel or materials, chemical waste, radioactive materials, explosives, known carcinogens, petroleum products, pesticides, fertilizers, or other substance which is toxic or hazardous, or which is a pollutant, contaminant, chemical, material or substance defined as hazardous or as a pollutant or contaminant in, or the use, transportation, storage, release or disposal of which is regulated by, any Environmental Laws or Regulations.

    "Intellectual Property" means letters patent and patent applications; trademarks, service marks and registrations thereof and applications therefor; copyrights and copyright registrations and applications; and/or discoveries, ideas, technology, know-how, trade secrets, processes, formulas, drawings and designs, computer programs or software; and all amendments, modifications, and improvements to any of the foregoing.

    "Inventories" means finished goods, raw materials and ingredients, and work-in-process.

    "IRS" means the United States Internal Revenue Service.

    "Liens" means liens, mortgages, charges, security interests, claims, voting trusts, pledges, encumbrances, options, assessments, restrictions, or third party interests of any nature.

    "Materiality Qualifier" means as defined in Section 7.2(a).

    "Merger" means as defined in the Recitals hereto.

    "Merger Shares" means the shares of Parent Common Stock issued to the Company Shareholders in the Merger pursuant to Section 2.3.

    "Multiemployer Plan" means as defined in Section 3(37) of ERISA.

    "Parent Common Stock" means common stock of Parent, par value $.10 per share.

    "Parent Material Adverse Effect" means an effect that is or would reasonably be expected to be materially adverse: (i) to the business, results of operation, financial condition or prospects of Parent and its subsidiaries, considered as a whole, or (ii) to Parent's ability to perform any of its material obligations under this Agreement or to consummate the Merger.

    "Parent Officer" means the President of parent's subsidiary, Medtronic AVE, Inc.

    "Pension Plan" means as defined in Section 4.20.

    "Product Liability" means any liability, claim or expense (including attorneys' fees) arising in whole or in part out of a breach of any product warranty (whether express or implied), strict liability in tort, negligent manufacture of product, negligent provision of services, product recall, or any other liability, claim or expense arising from the manufacturing, packaging, labeling (including instructions for use), marketing, or sale of products.

    "Regulated Products" means as defined in Section 4.8.

    "Required Company Shareholder Vote" means as defined in Section 4.3.

    "SEC" means the Securities and Exchange Commission, or any other Federal agency at the time administering the Securities Act.

    "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

    "Shareholder Representatives" means as defined in the first paragraph of this Agreement.

    "Stock Option Agreement" means the stock option agreement issued to Parent as described in Section 6.13.

    "Subsidiary" means any corporation, limited liability company or other legal entity in which the Company, directly or indirectly, owns at least 50% of the outstanding stock, membership or other equity interests.

    "Superior Proposal" shall mean a proposal for an Alternative Transaction that the Board of Directors of the Company has reasonably and in good faith determined (with the advice of its financial and legal advisors) to be more favorable to Company Shareholders than the transactions contemplated by this Agreement.

    "Surviving Corporation" means as defined in Section 2.1.

    "Taxes" means all taxes, penalties, interest, fines, duties, withholdings, assessments, and charges assessed or imposed by any federal, state, local or foreign governmental authority (together with any interest, penalties and additions to tax imposed with respect thereto). "Tax" shall also include any liability arising as a result of being (or ceasing to be) a member of any affiliated, consolidated, combined, or unitary group as well as any liability under any tax allocation, tax sharing, tax indemnity or similar agreement.

    "Third Party Claim" means as defined in Section 9.5.

    "Third Party Expenses" means as defined in Section 6.8.

    "Welfare Plan" means as defined in Section 4.20.

    1.2  Definitional Provisions.

      (a) The words "hereof," "herein," and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provisions of this Agreement.

      (b) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice-versa.

      (c) References to the "knowledge" of the Company shall refer to the actual knowledge of any of the Company's officers or director level employees or members of its Board of Directors or the knowledge which any such person would reasonably be expected to have assuming reasonable inquiry.

      (d) References to an "Exhibit" or to a "Schedule" are, unless otherwise specified, to one of the Exhibits or Schedules attached to or referenced in this Agreement, and references to an "Article" or a "Section" are, unless otherwise specified, to one of the Articles or Sections of this Agreement.

      (e) The term "person" includes any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization or government or any department or agency thereof.

ARTICLE 2
THE MERGER; CONVERSION OF SHARES

    2.1  The Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 2.2 hereof), Merger Subsidiary shall be merged with and into the Company in accordance with the provisions of the Delaware General Corporation Law (the "DGCL"), whereupon the separate corporate existence of Merger Subsidiary shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation"). From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers, and franchises and be subject to all the restrictions, disabilities, and duties of the Company and Merger Subsidiary, all as more fully described in the DGCL.

    2.2  Effective Time.  As soon as practicable after each of the conditions set forth in Article 7 has been satisfied or waived on the Closing Date (as defined in Section 3.1), the Company will file, or cause to be filed, with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL, a Certificate of Merger for the Merger, which Certificate shall be in the form required by and executed in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time such filing is made or, if agreed to by Parent and the Company, such later time or date set forth in the Certificate of Merger (the "Effective Time").

    2.3  Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Subsidiary or any Company Shareholder:

      (a) Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (except for shares referred to in Section 2.3(c) hereof and except for Dissenting Shares) shall be converted, subject to Section 2.5(f) and Article 9, into the right to receive such fraction of a share of Parent Common Stock equal to the Conversion Ratio multiplied by the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible as of immediately prior to the Effective Time.

      (b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for shares referred to in Section 2.3(c) hereof and except for Dissenting

  Shares) shall be converted, subject to Section 2.5(f) and Article 9, into the right to receive such fraction of a share of Parent Common Stock equal to the Conversion Ratio.

      (c) Each share of Company Common Stock or Company Preferred Stock issued and outstanding immediately prior to the Effective Time that is held in the treasury of the Company or is then owned beneficially or of record by Parent, Merger Subsidiary, or any direct or indirect wholly owned subsidiary of Parent or the Company shall be canceled in accordance with applicable laws without payment of any consideration therefor and without any conversion thereof.

      (d) Each share of any other class of capital stock of the Company (other than Company Common Stock and Company Preferred Stock), and any debt or other securities convertible into or excisable for the purchase of capital stock of the Company, issued and outstanding immediately prior to the Effective Time shall, except as provided in Section 2.7, be canceled without payment of any consideration therefor and without any conversion thereof.

      (e) Each share of common stock of Merger Subsidiary, par value $.01 per share ("Merger Subsidiary Common Stock"), issued and outstanding immediately prior to the Effective Time shall be converted into one share of the common stock of the Surviving Corporation, par value $.01 per share ("Surviving Corporation Common Stock").

    2.4  Dissenting Shares.  If required by the DGCL or by Chapter 13 of the CGCL by virtue of Section 2115 thereof, but only to the extent required thereby, Dissenting Shares will not be converted into Merger Shares and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of the DGCL or the CGCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to payment under the DGCL and the CGCL. If, after the Effective Time, any such holder of Dissenting Shares fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and become exchangeable for, at the Effective Time, the right to receive Merger Shares, without interest. The Company will give Parent prompt written notice of any notice of intent to assert appraisal rights under the DGCL or the CGCL received by the Company and, prior to the Effective Time, the Company shall conduct, at the direction of Parent and Merger Subsidiary, all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company will not, without the prior written consent of Parent and Merger Subsidiary, which consent shall not be unreasonably withheld, make any payments with respect to, or settle or offer to settle, any such demands.

    2.5  Exchange of Company Common Stock.

      (a) At or prior to the Effective Time, Parent shall cause Parent's stock transfer agent to act as exchange agent (the "Exchange Agent") hereunder. Within 3 business days after the Effective Time, Parent shall deliver written instructions to Parent's transfer agent instructing it to issue such Merger Shares pursuant to the provisions of this Section 2.5. Within 10 business days after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (other than Parent, Merger Subsidiary, the Company, or any wholly owned subsidiary of Parent or the Company) of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock or Company Preferred Stock ("Company Certificates") a form letter of transmittal (which shall specify that delivery shall be effective, and risk of loss and title to the Company Certificate(s) shall pass, only upon delivery of the Company Certificate(s) to the Exchange Agent) and instructions for such holder's use in effecting the surrender of the Company Certificates in exchange for certificates representing shares of Parent Common Stock and cash in lieu of any fractional shares.

      (b) Within 10 business days after the Effective Time, the Exchange Agent shall, upon surrender to the Exchange Agent of one or more Company Certificates for cancellation, together with a duly-executed letter of transmittal, distribute: (i) to holders of shares of Company Common Stock or Company Preferred Stock (x) one or more certificates representing 93% of the number of shares of Parent Common Stock (rounded up to the nearest whole share) into which the shares represented by the Company Certificate(s) shall have been converted pursuant to Section 2.3, and (y) any dividends or other distributions to which such holder is entitled pursuant to Section 2.5(c) with respect to such 93% amount; and (ii) to the Escrow Agent pursuant to the Escrow Agreement, (x) one or more certificates representing the balance (approximately 7%) of the number of shares of Parent Common Stock into which the shares represented by the Company Certificate(s) shall have been converted pursuant to Section 2.3, and (y) any dividends or other distributions to which such holder is entitled pursuant to Section 2.5(c) with respect to such 7% amount. The Company Certificate(s) so surrendered shall be canceled. In the event of a transfer of ownership of Company Common Stock or Company Preferred Stock that is not registered in the transfer records of the Company, it shall be a condition to the issuance of Merger Shares that the Company Certificate(s) so surrendered shall be properly endorsed or be otherwise in proper form for transfer and that such transferee shall (i) pay to the Exchange Agent any transfer or other taxes required or (ii) establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

      (c) Holders of Company Common Stock or Company Preferred Stock will be entitled to 93% of any dividends or other distributions pertaining to the Parent Common Stock into which their Company Common Stock or Company Preferred Stock has been converted pursuant to Section 2.3 that become payable to persons who are holders of record of Parent Common Stock as of a record date after the Effective Time, but only after they have surrendered their Company Certificates for exchange. The remaining 7% of the amount of any such dividends or other distributions described in the immediately preceding sentence shall be deposited with the Escrow Agent and shall be included in the Escrow Fund. Parent shall deposit with the Exchange Agent any such dividends or other distributions, and subject to the effect, if any, of applicable law, the Exchange Agent shall receive, hold, and remit to such record holder entitled thereto and to the Escrow Agent the respective portions of any such dividends or other distributions, without interest, at the time that such Company Certificates are surrendered to the Exchange Agent for exchange. Holders of Company Common Stock or Company Preferred Stock will not be entitled, however, to dividends or other distributions that become payable before or after the Effective Time to persons who were holders of record of Parent Common Stock as of a record date that is prior to the Effective Time.

      (d) All certificates evidencing shares of Parent Common Stock that are issued upon the surrender for exchange of Company Certificates in accordance with the terms hereof, together with the Company Shareholders' interest in the Escrow Fund and any cash paid for fractional shares pursuant to Section 2.5(f) hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Company Common Stock represented by the surrendered Company Certificates.

      (e) After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates representing such shares are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article 2. As of the Effective Time, the holders of Company Certificates representing shares of Company Common Stock or Company Preferred Stock shall cease to have any rights as shareholders of the Company, except such rights, if any, as they may have pursuant to the DGCL, Chapter 13 of the CGCL, or this Agreement. Except as provided above, until such Company Certificates are surrendered for exchange, each such Company Certificate shall, after the Effective Time, represent for all purposes only the right, subject to Article 9 hereof, to receive a certificate or certificates evidencing the number of whole shares of Parent Common Stock into which the shares of Company Common Stock or Company Preferred Stock shall have been converted pursuant to the Merger as provided in Section 2.3 hereof, the right to receive the cash value of any fraction of a share of Parent Common Stock as provided in Section 2.5(f) hereof and the right to receive any dividends or distributions as provided in Section 2.5(c).

      (f)  No fractional shares of Parent Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, shall be issued in connection with the Merger, no dividend or other distribution of Parent shall relate to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a shareholder of Parent. All Company Common Stock and Company Preferred Stock owned by the same Company Shareholder shall be aggregated together in determining the total number of shares of Parent Common Stock to be received (subject to the Escrow Fund and Article 9) by such Company Shareholder pursuant to Section 2.3, and 7% of such number (rounded down to the nearest whole share) to be deposited in the Escrow Fund. Any fractional share of Parent Common Stock which such Company Shareholder would otherwise receive upon termination of the Escrow Agreement shall not be issued, but rather (in lieu of such fractional share) the Exchange Agent or Escrow Agent shall pay to each Company Shareholder who otherwise would be entitled to receive such fractional share of Parent Common Stock an amount of cash (without interest) determined by multiplying (i) the Average Market Price, by (ii) the fractional share of Parent Common Stock to which such holder would otherwise be entitled. Parent will make available to the Exchange Agent or Escrow Agent any cash necessary for this purpose.

      (g) In the event any Company Certificates shall have been lost, stolen, or destroyed, the Exchange Agent shall issue in respect of such lost, stolen, or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock, cash for fractional shares, if any, and dividends or other distributions, if any, as may be required pursuant to this Article 2; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed Company Certificate to deliver a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to such Company Certificate alleged to have been lost, stolen, or destroyed.

      (h) The parties hereto acknowledge that each certificate representing a share of Parent Common Stock issued pursuant to this Article 2 will, pursuant to the Rights Agreement dated as of June 27, 1991, between Parent and Norwest Bank Minnesota, N.A. (the "Parent Rights Plan"), also represent the number of Parent preferred share purchase rights associated with one share of Parent Common Stock at the Effective Time.

    2.6  Exchange of Merger Subsidiary Common Stock.  From and after the Effective Time, each outstanding certificate previously representing shares of Merger Subsidiary Common Stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation Common Stock into which such shares of Merger Subsidiary Common Stock shall have been converted. Promptly after the Effective Time, the Surviving Corporation shall issue to Parent a stock certificate or certificates representing such shares of Surviving Corporation Stock in exchange for the certificate or certificates that formerly represented shares of Merger Subsidiary Common Stock, which shall be canceled.

    2.7  Stock Options and Warrants.

      (a) Each option to purchase shares of Company Common Stock that is outstanding under the Company Option Plan at the Effective Time, whether or not exercisable and whether or not vested (a "Company Option"), shall, without any action on the part of the Company or the holder thereof, be assumed by Parent in such manner that Parent (i) is a corporation "assuming a stock option in a transaction to which Section 424(a) applies" within the meaning of Section 424 of the Code and the regulations thereunder or (ii) to the extent that Section 424 of the Code does not apply to any such Company Option, would be such a corporation were Section 424 of the Code applicable to such Company Option. From and after the Effective Time, all references to the Company in the Company Options shall be deemed to refer to Parent. The Company Options assumed by Parent shall be exercisable upon the same terms and conditions as under the Company Options (including provisions regarding vesting and the acceleration thereof) except that (i) such Company Options shall entitle the holder to purchase from Parent the number of shares of Parent Common Stock (rounded down to the nearest whole number of such shares) that equals the product of the Conversion Ratio multiplied by the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, (ii) the option exercise price per share of Parent Common Stock shall be an amount (rounded up to the nearest full cent) equal to the option exercise price per share of Company Common Stock in effect immediately prior to the Effective Time divided by the Conversion Ratio, and (iii) the Company Options shall vest to the extent required pursuant to the current terms of such Company Options or other agreements as described in Section 2.7 of the Company Disclosure Schedule; provided that if such vesting of Company Options or other provisions with respect to the Company Options would jeopardize the Merger being accounted for as a "pooling of interests," then the Company shall, subject to Parent's written consent not to be unreasonably withheld, use commercially reasonable best efforts to prevent such vesting or effect of other provisions. Except to the extent required pursuant to the current terms of such Company Options or other agreements as described in Section 2.7 of the Company Disclosure Schedule, the Company shall not take any action to accelerate the vesting of any Company Options.

      (b) As promptly as practicable after the Effective Time, Parent shall issue to each holder of a Company Option a written instrument informing such holder of the assumption by Parent of such Company Option. Within 30 days after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form) with respect to the shares of Parent Common Stock subject to Company Options and shall use commercially reasonable best efforts to maintain such registration statement (or any successor form), including the current status of any related prospectus or prospectuses, for so long as the Company Options remain outstanding. In addition, Parent shall use commercially reasonable best efforts to cause the shares of Parent Common Stock subject to Company Options to be listed on the NYSE and such other exchanges as Parent shall determine. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Options pursuant to the terms set forth in this Section 2.7. Parent shall comply with the terms of the Company Option Plan (as defined in Section 4.4) and use commercially reasonable best efforts to cause those Company Options that qualified as incentive stock options prior to the Effective Time to continue to qualify as incentive stock options immediately after the Effective Time.

      (c) Each warrant to purchase shares of Company Preferred Stock that is issued and outstanding as of the Effective Time shall be terminated as of the Effective Time in accordance with its terms without payment of any consideration therefor and without any conversion thereof.

    2.8  Capitalization Changes.  If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into or exchanged in accordance with the terms of Section 6.2 for a different number of shares or a different class by reason of any reorganization, reclassification, subdivision, recapitalization, split-up, combination, exchange of shares, stock dividend or other similar transaction, the Conversion Ratio and all per-share price amounts and calculations set forth in this Agreement shall be appropriately adjusted to reflect such reorganization, reclassification, subdivision, recapitalization, split-up, combination, exchange of shares, stock dividend or other similar transaction.

    2.9  Certificate of Incorporation of the Surviving Corporation.  The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time to read as set forth on Exhibit A to this Agreement.

    2.10  Bylaws of the Surviving Corporation.  The Bylaws of Merger Subsidiary, as in effect immediately prior to the Effective Time, shall, subject to Section 6.15, be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

    2.11  Directors of the Surviving Corporation.  The directors of Merger Subsidiary immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their respective successors shall be duly elected and qualified.

    2.12  Assignment of Escrow Interests.  No portion of the Company Shareholders' rights or interest in the Escrow Shares may be sold, assigned, pledged or otherwise transferred; provided that such rights or interest of the Company Shareholders may be transferred by will, by the laws of intestate succession, or by operation of law.

ARTICLE 3
CLOSING

    3.1  Time and Place.  Subject to the satisfaction or waiver of the provisions of Article 7, the closing of the Merger (the "Closing") shall take place at 11:00 a.m., local time, on the date that the Required Company Shareholder Vote (as defined in Section 4.3) is obtained, or as soon thereafter as, and in any event no later than the second business day after, all conditions to Closing have been satisfied or waived, or on such other date and/or at such other time as Parent and the Company may mutually agree. The date on which the Closing actually occurs is herein referred to as the "Closing Date." The Closing shall take place by telecopy exchange of signature pages with originals to follow by overnight delivery, or in such other manner or at such place as the parties hereto may agree.

    3.2  Filings at the Closing.  At the Closing, the Company shall cause the Certificate of Merger to be filed in accordance with Section 2.2, and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    Except as set forth in a document of even date herewith and concurrently delivered herewith (the "Company Disclosure Schedule") (for purposes of which, disclosures in a particular section of the Company Disclosure Schedule shall be deemed to relate only to the corresponding numbered section of this Article 4 and to such other sections of this Article 4 to which the applicability of such disclosure is reasonably apparent), the Company hereby makes the following representations and warranties to Parent and Merger Subsidiary:

    4.1  Listing of Certain Assets and Data.

      (a)  Real Property.  Section 4.1A of the Company Disclosure Schedule sets forth a description of all real property owned, leased or subject to option, of record or beneficially, by the Company or any Subsidiary or otherwise used by the Company or any Subsidiary in the conduct of its business. Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of the purchase agreements, leases, or options relating to such real property.

      (b)  Equipment.  Section 4.1B of the Company Disclosure Schedule sets forth a list of all material items of machinery, equipment, tools and dies, furniture, fixtures, spare parts, vehicles and other similar property and assets owned, leased or otherwise used by the Company or any Subsidiary, specifically identifying those items with an original cost to, or total lease payments by, the Company in excess of $5,000. Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of all currently effective leases, conditional sales agreements or other similar documents concerning the items listed in Section 4.1B of the Company Disclosure Schedule.

      (c)  Patents, Trademarks, Formulas, Etc.  Section 4.1C of the Company Disclosure Schedule sets forth a list of all of the Company's and any Subsidiary's patents, patent applications, invention disclosures currently being reviewed by outside counsel for which a patent application file has been opened but the application is unfiled, applications and registrations for trademarks, service marks, and copyrights, including those which are owned by or licensed to the Company or any Subsidiary, and any licenses pursuant to which any of the foregoing is used (other than customary end-user license agreements for commercially available software). Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of all issuances, registrations, applications and certificates regarding such intellectual property, true and complete copies of all contracts with employees or others relating in whole or in part to disclosure, assignment or patenting of inventions or discoveries, confidential or proprietary information, product formulas or other categories of know-how, and has delivered to Parent true and complete copies of all patent, trademark, trade name, copyright, trade secret or other intellectual property licenses granted at any time by or to the Company or any Subsidiary.

      (d)  Certain Leases, Agreements, Etc.  Section 4.1D of the Company Disclosure Schedule sets forth a list (including, in the case of oral arrangements, a written description of all material terms thereof) of each lease, contract, agreement or other commitment, written or otherwise, to which the Company or any Subsidiary is a party (other than leases, contracts, agreements or commitments furnished pursuant to other paragraphs of this Section 4.1) and which is in any material respect not yet fully performed, involving:

         (i) The purchase of any services, raw materials, supplies or equipment, exclusive of (x) purchase orders for the purchase of products or services required in the ordinary course of business involving payment of less than $10,000 per quarter or an aggregate of less than $25,000, and (y) purchase orders not in the ordinary course of business involving payment of less than $5,000 individually or $15,000 in the aggregate for similar items;

        (ii) The sale of assets, products or services involving a value estimated at more than $25,000 or any contract for provision of service warranties, sales credits, product returns, or discounts, warehouse allowances, advertising allowances or promotional services; or

        (iii) any distributor or sales representative or similar broker, dealer or agent of the Company's or any Subsidiary's products.

      Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of all written agreements identified in Section 4.1D of the Company Disclosure Schedule.

      (e)  Permits, Licenses, Etc.  Section 4.1E of the Company Disclosure Schedule sets forth a list of all material permits, licenses, approvals or similar permissions, including those involving the FDA or similar state or foreign agencies, held by the Company, any Subsidiary, or by any distributor, sales representative or similar broker, dealer or agent of the Company's or any Subsidiary's products. Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of all permits, licenses, approvals or other documents identified in Section 4.1E of the Company Disclosure Schedule, to the extent the Company is able to obtain the same through the exercise of commercially reasonable efforts.

      (f)  Banks and Depositories.  Section 4.1F of the Company Disclosure Schedule sets forth a list of each bank, broker or other depository with which the Company or any Subsidiary has an account or safe deposit box, the names and numbers of such accounts or boxes and the names of all persons authorized to draw or execute transactions on such accounts.

      (g)  Loans and Credit Agreements, Etc.  Section 4.1G of the Company Disclosure Schedule sets forth a list of all outstanding mortgages, promissory notes, evidences of indebtedness, deeds of trust, indentures, loan or credit agreements or similar instruments for money borrowed, excluding normal trade credit, to which the Company or any Subsidiary is a party (as lender or borrower), written or otherwise, and all amendments or modifications, if any, thereof. Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of all documents identified in Section 4.1G of the Company Disclosure Schedule.

      (h)  Insurance Policies and Claims.  Section 4.1H of the Company Disclosure Schedule sets forth a list, including the term and coverages thereof, of all policies of insurance maintained by the Company or any Subsidiary with respect to the Company or such Subsidiary and covering their officers, directors, employees, agents, properties, buildings, machinery, equipment, furniture, fixtures or operations (other than insurance contracts described in Section 4.1(j) below) and a description of each claim involving more than $10,000 made by the Company, the Company Predecessor, or any Subsidiary under any such policy of insurance since the initial incorporation of the Company Predecessor, describing such claim and the amount thereof. Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of all policies of insurance identified in Section 4.1H of the Company Disclosure Schedule, and true and complete copies of documentation regarding such claims made thereunder satisfactory to Parent.

      (i)  Certain Employees.  Section 4.1I of the Company Disclosure Schedule sets forth (i) the name, title and current annual salary or compensation rate of each director, officer, employee or consultant of the Company or any Subsidiary, together with a summary of the bonuses, additional compensation and other benefits, if any, paid since December 31, 1999 or payable to such persons as of the date hereof or in the future; (ii) the name of each employee of the Company and each Subsidiary, and each individual to whom employment has been offered and who has accepted such offer, including scheduled starting date, and (iii) the names of all former employees (other than hourly employees) of the Company, the Company Predecessor or any Subsidiary whose employment has terminated either voluntarily or involuntarily during the preceding twelve-month period.

      (j)  Employee Plans.  Section 4.1J of the Company Disclosure Schedule sets forth a list of all Employee Plans and any related insurance contracts and trust and custodial agreements. Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of all documents listed in Section 4.1J of the Company Disclosure Schedule.

      (k)  Powers of Attorney.  Section 4.1K of the Company Disclosure Schedule sets forth the names of all persons, if any, holding powers of attorney from the Company or any Subsidiary and a description of the scope of each such power of attorney.

      (l)  Taxes.  Section 4.1L of the Company Disclosure Schedule sets forth a list of (i) all tax, assessment or information reports and returns filed by or on behalf of the Company, the Company Predecessor, any Subsidiary, or their predecessors with any jurisdiction since the initial incorporation of the Company Predecessor with respect to income tax reports and returns, or during the last twelve months with respect to non-income tax reports and returns, and (ii) a list of all tax or assessment elections of the Company or any Subsidiary in effect. Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of all documents listed in Section 4.1L of the Company Disclosure Schedule and all material correspondence to or from taxing authorities since the initial incorporation of the Company Predecessor, and has made available to Parent for review and copying all working papers of persons who prepared any of the documents listed in Section 4.1L of the Company Disclosure Schedule of which the Company has copies thereof or access thereto.

    4.2  Organization.  The Company and each Subsidiary is a corporation duly organized, validly existing, and in good standing under the laws of its respective jurisdiction of incorporation and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted. The Company and each Subsidiary is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The jurisdictions in which the Company and each Subsidiary are incorporated are listed in the Company Disclosure Schedule. The Company has heretofore delivered or made available to Parent or its advisers complete and accurate copies of the Certificate or Articles of Incorporation, Bylaws and other governing instruments of the Company and each Subsidiary, as currently in effect, and of the organizational documents and agreements defining the rights of the Company or any Subsidiary with respect to any material joint ventures, partnerships or other business in which the Company owns a less-than-50% interest. Except as listed in the Company Disclosure Schedule, neither the Company nor any Subsidiary, directly or indirectly, owns or controls or has any equity, partnership, or other ownership interest in any corporation, partnership, joint venture, or other business association or entity.

    4.3  Authorization.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the necessary approval of its shareholders, to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the other agreements contemplated hereby to which the Company is a party, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the Company's Board of Directors, no other action of the Company's Board of Directors or corporate proceeding on the part of the Company or any Subsidiary is necessary to authorize this Agreement, and, subject to obtaining the approval and adoption of this Agreement and approval of the Merger by the holders of a majority of the shares of the Company Common Stock and Company Preferred Stock outstanding as of the record date for the Company's shareholder meeting, voting together as a single class, (the "Required Company Shareholder Vote"), no other action of the Company's Board of Directors or corporate action on the part of the Company or any Subsidiary is necessary to consummate the transactions contemplated hereby. The Merger has been declared advisable by the Board of Directors of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming due execution and delivery by the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies.

    4.4  Capitalization.  As of the date hereof, the authorized capital stock of the Company consists of (i) 50,000,000 shares of Company Common Stock, par value $.001 per share, of which 8,886,534 shares are issued and outstanding and no shares are held in the Company's treasury, and (ii) 41,569,957 shares of Company Preferred Stock, par value $.001 per share, of which: (A) 8,352,642 shares are designated Series A Preferred Stock and 8,337,936 of which are issued and outstanding; (B) 9,428,296 shares are designated Series B Preferred Stock and 9,388,296 of which are issued and outstanding; (C) 4,334,211 shares are designated Series C Preferred Stock and 3,736,843 of which are issued and outstanding; (D) 11,219,513 shares are designated Series D Preferred Stock and 9,966,747 of which are issued and outstanding; and (E) 8,235,295 shares are designated Series E Preferred Stock and 5,960,783 of which are issued and outstanding. Each share of outstanding Company Preferred Stock is convertible into one share of Company Common Stock, and the respective "Conversion Price" of each series of

Company Preferred Stock has not been adjusted pursuant to Section 3(e) of the Company's Certificate of Incorporation. All issued and outstanding shares of capital stock of each Subsidiary are owned, beneficially and of record, by the Company, free and clear of any Lien. All issued and outstanding shares of Company Common Stock and Company Preferred Stock have been validly issued, are fully paid and nonassessable, and have not been issued in violation of and are not currently subject to any preemptive rights. Except for options to purchase an aggregate 5,484,779 shares of Company Common Stock granted pursuant to the Company's 1995 Stock Option Plan (the "Company Option Plan") or otherwise and warrants to purchase an aggregate 266,315 shares of Company Preferred Stock, as of the date of this Agreement, there are not any outstanding or authorized subscriptions, options, warrants, calls, rights, convertible securities, commitments, restrictions, arrangements, or any other agreements of any character to which the Company or any Subsidiary is a party that, directly or indirectly, (a) obligate the Company or any Subsidiary to issue any shares of capital stock or any securities convertible into, or exercisable or exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, (b) call for or relate to the sale, pledge, transfer, or other disposition or encumbrance by the Company or any Subsidiary of any shares of its capital stock, or (c) to the knowledge of the Company, relate to the voting or control of such capital stock. The Company Disclosure Schedule sets forth a complete and accurate list of all Company Stock Purchase Rights, including the name of the holder, the date of grant, acquisition price, number of shares, exercisability schedule, and, in the case of options, the type of option under the Code. No consent of holders or participants under the Company Option Plan is required to carry out the provisions of Section 2.7. All actions, if any, required on the part of the Company under the Company Option Plan to allow for the treatment of Company Options as is provided in Section 2.7, have been, or prior to the Closing will be, validly taken by the Company.

    4.5  Financial Statements.  The Company Disclosure Schedule includes a true and complete copy of (i) the Company's audited financial statements for the year ended December 31, 1999 (the "Annual Financial Statements"; the balance sheet included therein referred to as the "Annual Balance Sheet"), and (ii) the Company's unaudited financial statements for the eight-month period ended August 31, 2000 (the "Interim Financial Statements"; the balance sheet included therein referred to as the "Interim Balance Sheet") (the Annual Financial Statements and the Interim Financial Statements together referred to as the "Company Financial Statements"). The Company Financial Statements: (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) such, in the case of unaudited interim financial statements, to the absence of notes and to year-end adjustments, (ii) fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the income, cash flows, and changes in shareholders' equity for the periods involved, except as otherwise noted therein (subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments that were not and are not expected to have a Company Material Adverse Effect). The statements of earnings included in the Company Financial Statements do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business required to be disclosed separately in accordance with GAAP, except as expressly specified in the applicable statement of operations or notes thereto. The books of account of the Company accurately reflect in all material respects the Company's items of income and expense and all assets and liabilities and accruals which properly should have been reflected therein in accordance with GAAP consistently applied throughout the periods covered thereby except as disclosed in the Company Financial Statements.

    4.6  Absence of Undisclosed Liabilities.  There are no debts, liabilities, or claims against the Company or any Subsidiary, or legal basis therefor, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, including, but not limited to, liabilities on account of taxes, other governmental charges, duties, penalties, interest or fines, except (i) liabilities or obligations that are accrued or reserved against in the Interim Balance Sheet and (ii) liabilities incurred since August 31,

2000 in the ordinary course of business and of a type and in an amount consistent with past practice and not in excess of $50,000.

    4.7  Consents and Approvals.  Except for (i) any applicable requirements of the Securities Act, state securities laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder (the "HSR Act"), and the antitrust, competition, foreign investment, or similar laws of any foreign countries or supranational commissions or boards that require pre-merger notifications or filings with respect to the Merger (collectively, "Foreign Merger Laws"), (ii) obtaining the Required Company Shareholder Vote, and (iii) the filing and recordation of appropriate merger documents as required by the DGCL, the authorization and approval by the Company's Board of Directors and the execution and delivery by the Company of this Agreement and the other agreements contemplated hereby to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby will not: (a) violate any provision of the Certificate or Articles of Incorporation or Bylaws of the Company or any Subsidiary; (b) violate any statute, law, rule, regulation, order, or decree of any federal, state, local, or foreign governmental or regulatory body or authority (including, but not limited to, the FDA) (a "Governmental Body") or any nongovernmental self-regulatory agency by which the Company or any Subsidiary or any of their respective properties or assets may be bound; (c) require any filing with or permit, consent, or approval to be obtained from any Governmental Body or any nongovernmental self-regulatory agency; or (d) result in any material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any material benefit under, or give rise to any right of termination, cancellation, increased payments, or acceleration under, or result in the creation of any Lien on any of the properties or assets of the Company or any Subsidiary under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, franchise, permit, authorization, agreement, or other instrument or obligation to which the Company or any Subsidiary is a party, or by which it or any of its properties or assets may be bound. Section 4.7 of the Company Disclosure Schedule lists each note, bond, mortgage, indenture, license, franchise, permit, authorization, agreement, or other instrument or obligation to which the Company or any Subsidiary is a party, or by which it or any of its properties or assets may be bound, under or with respect to which the transactions contemplated by this Agreement will result in any material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any material benefit under, or give rise to any right of termination, cancellation, increased payments, or acceleration under, or result in the creation of any Lien on any of the properties or assets of the Company or any Subsidiary.

    4.8  Compliance with Laws.  Neither the Company nor any Subsidiary is in default or violation in any material respect of any applicable federal, state, local, or foreign laws, ordinances, regulations, interpretations, judgments, decrees, injunctions, permits, licenses, certificates, governmental requirements, orders, or other similar items of any court or other Governmental Body (and including those of any nongovernmental self-regulatory agency and including environmental laws or regulations). The Company and each Subsidiary has timely filed or otherwise provided all registrations, reports, data, and other information and applications with respect to its medical device, pharmaceutical, consumer, health care, and other governmentally regulated products (the "Regulated Products") required to be filed with or otherwise provided to the FDA or any other Governmental Body with jurisdiction over the manufacture, use, or sale of the Regulated Products, has complied with all applicable requirements of the FDA or other Governmental Body with respect to the Regulated Products, and all regulatory licenses or approvals in respect thereof are in full force and effect.

    4.9  Litigation.  There are no claims, actions, suits, proceedings, investigations or reviews of any kind, pending or, to the knowledge of the Company, threatened in writing, against the Company or any Subsidiary or any asset or property of the Company or any Subsidiary.

    4.10  Absence of Material Adverse Changes.  Except as reflected in the Interim Financial Statements, since December 31, 1999 through the date hereof, there has not been any (a) Company

Material Adverse Effect; (b) damage, destruction, or loss, not covered by insurance, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; or (c) material change by the Company or any Subsidiary in accounting methods or principles used for financial reporting purposes, except as required by a change in applicable law or GAAP and concurred with by the Company's independent public accountants.

    4.11  Taxes.  The Company and each Subsidiary have filed, or have obtained extensions to file (which extensions have not expired without filing), all state, local, United States, foreign, or other Tax reports and returns required to be filed by any of them. The Company and each Subsidiary have duly paid, or accrued on their books of account, all Taxes (including estimated taxes) shown as due on such reports and returns (or such extension requests), or assessed against them, other than Taxes being contested in good faith in proper proceedings. The liabilities and reserves for Taxes reflected on the Annual Balance Sheet or the Interim Balance Sheet are adequate to cover all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof ending on or before the dates thereof. To the Company's knowledge, no Tax audits are pending against and no claims for Taxes have been received in writing by the Company or any of its Subsidiaries. Neither the Company nor any Subsidiary has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f)(2) of the Code. Neither the Company nor any of its Subsidiaries has taken or agreed to take any action (other than actions contemplated by this Agreement) that would prevent the Merger from constituting a reorganization qualifying under Sections 368(a)(2)(E) and 368(a)(1)(B) of the Code or from qualifying for pooling of interests accounting treatment. The Company is not aware of any agreement, plan or other circumstance that would prevent the Merger from so qualifying under Sections 368(a)(2)(E) and 368(a)(1)(B) of the Code or from qualifying for pooling of interests accounting treatment.

    4.12  Contracts.  Section 4.12 of this Company Disclosure Schedule lists (to the extent not listed in Sections 4.1B, 4.1C, 4.1D, or 4.1G of the Company Disclosure Schedule) and the Company has heretofore furnished to Parent complete and accurate copies of (or, if oral, the Company Disclosure Schedule states all material provisions of), (a) every employment, consulting, severance or change of control agreement, obligation or arrangement for the benefit of any director, officer, employee, other person or shareholder of the Company or any Subsidiary or any affiliate thereof in effect as of the date of this Agreement to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their properties or assets is bound, (b) every contract or agreement with physicians, scientific advisory board members or material consultants in effect as of the date of this Agreement to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their properties or assets is bound, and (c) every contract, agreement, or understanding to which the Company or any Subsidiary is a party that would reasonably be expected to involve payments by or to the Company or any Subsidiary in excess of $50,000 during the Company's current 2000 fiscal year or in excess of $200,000 in the aggregate during the Company's 2000, 2001 and 2002 fiscal years or that is material and was not made in the ordinary course of business. The Company and each Subsidiary has performed in all material respects all material obligations required to be performed by it and is not in default under any lease, contract, mortgage, promissory note, evidence of indebtedness or other agreement or commitment to which the Company or such Subsidiary is a party or by which the Company or such Subsidiary is bound, and the same are in full force and effect on the date hereof and valid and enforceable by the Company or such Subsidiary in accordance with their respective terms except as may be limited by laws affecting creditors' rights generally or by judicial limitations on the right to specific performance or other equitable remedies; there has not been any event of default (or any event or condition which with notice or the lapse of time, both or otherwise, would constitute an event of default) on the part of the Company, such Subsidiary or any party to any thereof; and performance of any such lease, contract, mortgage, promissory note, evidence of indebtedness or other agreement will not have a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any Subsidiary is a party to any contract, plan, agreement, understanding, arrangement or obligation (i) that restricts the Company's, or after the Merger would restrict the Surviving Corporation's or Parent's, ability to conduct any line of business, (ii) that imposes on the Company or any Subsidiary material obligations (including, without limitation, to pay material milestone payments or material license fees) not reflected in the Company Financial Statements, or (iii) that obligates the Company or any Subsidiary to make any payment or take any action which would violate any law or regulation.

    4.13  Intellectual Property Rights.  The Company or its Subsidiaries owns, free and clear of any Lien, or is licensed to use, all Intellectual Property set forth in Section 4.1C of the Company Disclosure Schedule, and all amendments, modifications or improvements thereto made by employees or consultants of the Company or any Subsidiary and all discoveries, know-how, trade secrets, processes, formulas, drawings or designs related thereto (the "Company Intellectual Property"). Except as provided in Section 4.13 of the Company Disclosure Schedule, no claim has been asserted or, to the knowledge of the Company, threatened in writing by any person, to the effect that the Company Intellectual Property or the manufacture, use or sale of any of the Company's, Company Predecessor's or any Subsidiary's products infringes or misappropriates the Intellectual Property rights of any person or challenging or questioning the validity or effectiveness of any license or agreement with respect to the Company Intellectual Property. All Company Intellectual Property listed in the Company Disclosure Schedule has the status indicated therein and, unless provided otherwise in Section 4.1C of the Company Disclosure Schedule, is in good standing and has not been abandoned. The issued patents and trademark registrations included within the Company Intellectual Property are, to the Company's knowledge, valid and no challenge against any of the Company Intellectual Property has been brought by any party in any judicial or administrative proceeding. To the knowledge of the Company, no person or entity nor such person's or entity's business or products has infringed, or misappropriated any Company Intellectual Property, or currently is infringing, or misappropriating any Company Intellectual Property. To the Company's knowledge, no employee or consultant of the Company or any Subsidiary is subject to or otherwise restricted by any employment, nondisclosure, assignment of inventions, nonsolicitation of employees or noncompetition agreement between such employee or consultant and a third party that has been violated or will be violated as a result of the Merger. All employees and consultants of the Company and any Subsidiary have signed a confidentiality and assignment of inventions agreement substantially in the forms previously delivered to Parent, and each such agreement is, and after the Effective Time shall remain, the legal, binding and enforceable obligation of such employee or consultant. Neither the Company, Company Predecessor nor any Subsidiary has granted any license rights or otherwise transferred any Intellectual Property, or agreed to indemnify any third party with respect to any alleged infringement or misappropriation of any third party's Intellectual Property by the Company's business or products.

    4.14  Assets.  The fixtures, equipment, facilities and operating assets of the Company and each Subsidiary are suitable for the uses for which intended, free from defects and in good operating condition (ordinary wear and tear excepted) in all material respects. To the Company's knowledge, all such assets are being and have been properly and regularly serviced and maintained by the Company or such Subsidiary in a manner that would not void or limit the coverage of any warranty thereon. All improvements and modifications of such facilities by the Company and each Subsidiary, the Company's or such Subsidiary's uses of such facilities and all such facilities and their uses conform to applicable zoning and building laws in all material respects. The Company and each Subsidiary has good, marketable and insurable title to, or, in the case of leases, valid and subsisting leasehold interests in, all assets that are reflected on the books and records of the Company or any Subsidiary or are used in the operations of the Company or such Subsidiary, free and clear of any Liens except Liens for current taxes or assessments not yet due and payable.

    4.15  Accounts Receivable.  All accounts and notes receivable shown on the Interim Balance Sheet are, and all accounts and notes receivable created up to the Effective Time will be, except to the extent already paid, valid and collectible (net of reserves therefor reflected on the Interim Balance Sheet) obligations owing to the Company or a Subsidiary, not subject to any defenses or set-offs. Neither the Company nor any Subsidiary has any notes or accounts receivable due to the Company or such Subsidiary from any director, officer or shareholder.

    4.16  Inventories.  All finished goods Inventories of the Company and each Subsidiary consist of items of merchantable quality and quantity usable or salable in the ordinary course of the Company's or such Subsidiary's business, and are salable at prevailing market prices not less than the book value amounts thereof, net of reserves therefor reflected on the Interim Balance Sheet. All Inventories of the Company and each Subsidiary conform to the specifications established therefor and have been manufactured in accordance with FDA Good Manufacturing Practices and all other applicable regulatory requirements. The quantities of all Inventories (net of allowance for obsolete or excess inventory consistent with past practice) are not obsolete, damaged, defective or excessive, and are reasonable in the circumstances of the Company's or such Subsidiary's business. Section 4.16 of the Company Disclosure Schedule sets forth a complete list of the addresses of all warehouses or other facilities owned or leased by the Company or any Subsidiary, or in which the Company's or any Subsidiary's Inventories are located.

    4.17  Warranties.  All products manufactured or sold, and all services provided, by the Company or any Subsidiary have complied, and are in compliance, in all material respects with all contractual requirements, warranties or covenants, express or implied, applicable thereto, and with all applicable governmental or regulatory specifications therefor or applicable thereto. The terms of the Company's and each Subsidiary's product and service warranties and product return, discount, demo sales and credit policies are set forth in Section 4.17 of the Company Disclosure Schedule.

    4.18  Insurance Policies.  All policies of insurance listed in Section 4.1H of the Company Disclosure Schedule are in full force and effect, have been issued for the benefit of the Company or the Subsidiaries by properly licensed reputable insurance carriers, and to the Company's knowledge are customary for the assets, business and operations of the Company. The Company and each Subsidiary has promptly and properly notified its insurance carriers of any and all material claims known to it with respect to its operations or products for which it is insured.

    4.19  Labor Agreements.  Neither the Company nor any Subsidiary is a party to any collective bargaining agreement with any labor organization. Neither the Company nor, to the Company's knowledge, any Subsidiary has committed any unfair labor practice. There is not currently pending or threatened a demand for recognition from any labor union with respect to, and the Company has no knowledge of any attempt that has been made or is being made to organize, any of the persons employed by the Company or any Subsidiary. There is no strike, slow-down, work stoppage or lockout, or to the Company's knowledge any threat thereof, by or with respect to any of the employees of the Company or any Subsidiary. To the Company's knowledge, there is no strike, slow-down, work stoppage or lockout, or any threat thereof, by or with respect to any supplier of the Company or any Subsidiary which has had, or could reasonably be expected to have, a Company Materially Adverse Effect.

    4.20  Benefit Plans.

      (a) Except as set forth in Section 4.1I or Section 4.1J of the Company Disclosure Schedule, neither the Company, Company Predecessor, nor any Subsidiary sponsors, maintains, contributes to, or has, within the past five years, sponsored, maintained, or contributed to or been required to contribute to, any "employee pension benefit plan" ("Pension Plan"), as such term is defined in Section 3(2) of ERISA, including, solely for the purpose of this subsection, a plan excluded from coverage by Section 4(b)(5) of ERISA. Each such Pension Plan presently maintained by the Company or any Subsidiary is, in all material respects, in compliance with applicable provisions of ERISA, the Code, and other applicable law and the Company or such Subsidiary has performed all of its material obligations under such Pension Plan.

      (b) Neither the Company, Company Predecessor, nor any Subsidiary sponsors, maintains, contributes to, or has, within the past five years, sponsored, maintained, or contributed to or been required to contribute to, any Pension Plan that is subject to Title IV of ERISA.

      (c) Except as set forth in Section 4.1I or Section 4.1J of the Company Disclosure Schedule, neither the Company nor any Subsidiary sponsors, maintains, or contributes to any "employee welfare benefit plan" ("Welfare Plan"), as such term is defined in Section 3(1) of ERISA, whether insured or otherwise, and any such Welfare Plan presently maintained by the Company or any Subsidiary is, in all material respects, in compliance with the provisions of ERISA, the Code, and all other applicable laws, including, but not limited to, Section 4980B of the Code and the regulations thereunder, and Part 6 of Title I of ERISA. Neither the Company nor any Subsidiary has established or contributed to any "voluntary employees' beneficiary association" within the meaning of Section 501(c)(9) of the Code.

      (d) Except as set forth in Sections 4.1I or 4.1J of the Company Disclosure Schedule or as required by state or federal laws, neither the Company nor any Subsidiary currently maintains or contributes to any oral or written bonus, profit-sharing, compensation (incentive or otherwise), commission, stock option, or other stock-based compensation, retirement, severance, change of control, vacation, sick or parental leave, dependent care, deferred compensation, cafeteria, disability, hospitalization, medical, death, retiree, insurance, or other benefit or welfare or other similar plan, policy, agreement, trust, fund, or arrangement providing for the remuneration or benefit of all or any employees, directors or any other person, that is neither a Pension Plan nor a Welfare Plan (collectively, the "Compensation Plans").

      (e) With respect to the Pension Plans, Welfare Plans or Compensation Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries would be subject to any liability under the terms of such Plans (other than the payment of benefits thereunder), ERISA, the Code or any other applicable law that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

      (f)  The Company has either received favorable determination letters or has applied for such letters and has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to make any amendments necessary to obtain a favorable determination as to the qualified status of all Company and Subsidiary Pension Plans that are intended to be qualified under Section 401(a) of the Code. The Company has provided or made available to Parent summaries of all Pension Plans, Welfare Plans, Compensation Plans, and related agreements, and complete and accurate copies of all annual reports (Form 5500), favorable determination letters, current summary plan descriptions, and all employee handbooks or manuals.

      (g) The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Pension Plan, Welfare Plan, Compensation Plan, or other arrangement that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits, or obligation to fund benefits. No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer, or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Pension Plan, Welfare Plan, or Compensation Plan currently in effect would be an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

    4.21  Contracts with Related Parties.  Other than agreements entered into in connection with the Company's offerings of Company Preferred Stock between the Company and such purchasers, true and complete copies of which have been delivered to Parent, there are no agreements or contracts involving in excess of $5,000 (individually or, for a series of related agreements or contracts, in the aggregate) between the Company or any Subsidiary and any officer, director, or shareholder of the Company or any Subsidiary or any entity in which any such officer, director or shareholder owns a more than five percent (5%) equity interest.

    4.22  Relations with Suppliers.  Since December 31, 1999, no supplier of the Company or any Subsidiary has cancelled any material contract or order for provision of, and, to the knowledge of the Company, there has been no threat by any such supplier not to provide, raw materials, products, supplies, or services to the Company or such Subsidiary either prior to or following the Merger.

    4.23  Product Liability Claims.  All products which the Company or any Subsidiary has sold were at the time of sale merchantable, free from defects in material or workmanship, and suitable for the purpose for which they were sold. Neither the Company nor any Subsidiary has incurred any uninsured or insured Product Liability, or received a claim based upon alleged Product Liability, and, to the Company's knowledge, no basis for any such claim exists. To its knowledge, neither the Company nor any Subsidiary has any liability or obligation with respect to any Product Liability, whether or not heretofore asserted, or product recalls related to products manufactured or sold prior the Effective Time.

    4.24  Environmental Matters.  The Company and each Subsidiary has obtained, and is to the Company's knowledge in compliance with, in all material respects, all permits, licenses or other approvals necessary under the Environmental Laws or Regulations with respect to the Company's or such Subsidiary's business or assets, and is in compliance with all Environmental Laws or Regulations applicable to the Company's or such Subsidiary's business or assets. The Company's and each Subsidiary's business and assets comply in all material respects with all such Environmental Laws or Regulations. To the Company's knowledge, no Hazardous Substances have been used, stored, manufactured, generated, transported, released or disposed of in violation of any Environmental Laws or Regulations in connection with or as a result of the Company's, Company Predecessor's, or any Subsidiary's business or assets. To the Company's knowledge, neither the Company, any Subsidiary, nor their business or assets have been or are subject to, any actual or threatened investigations, administrative proceedings, litigation, regulatory hearings, or other action threatened, proposed or pending that alleges (i) actual or threatened violation of or noncompliance with any Environmental Law or Regulation; or (ii) actual or threatened personal injury or property damage or contamination of any kind resulting from a release or threatened release of a Hazardous Substance with respect to the Company's, Company Predecessor's, or such Subsidiary's business and assets. To the Company's knowledge neither the Company, Company Predecessor, nor any Subsidiary has taken any action or failed to take any action with respect to its business, assets or the real property presently or formerly used by the Company, Company Predecessor, or such Subsidiary in connection therewith that might result in (i) actual or threatened violation of or noncompliance with any Environmental Law or Regulation; or (ii) actual or threatened personal injury or property damage or contamination of any kind resulting from a release or threatened release of a Hazardous Substance with respect to the Company's, Company Predecessor's, or such Subsidiary's business and assets. The Company has delivered to Parent true and complete copies of all (if any) reports, studies or tests in the possession of or initiated by the Company or any Subsidiary that pertain to Hazardous Substances or other environmental concerns regarding the Company's or any Subsidiary's business, assets or any real property used by the Company or any Subsidiary in connection with its business or assets. With respect to the real property presently or formerly used in connection with the Company's, Company Predecessor's, or any Subsidiary's business and assets, (i) to the Company's knowledge, no above-ground or underground storage tanks are or were present on such real property or any improvements on structures thereon; (ii) such real property is not listed on the federal CERCLIS or on any local, state or federal list of hazardous waste sites; (iii) no Lien in favor of any governmental authority in response to a release or threatened release of any Hazardous Substance has been filed or attached to such real property; and (iv) there has been no past or present use, manufacture, generation, storage, transportation or disposal of any Hazardous Substance by any person under the Company's, Company Predecessor's, or any Subsidiary's control at or under such real property except in compliance with all Environmental Laws or Regulations. To the Company's knowledge, there is no Contamination caused by the Company, Company Predecessor, or any Subsidiary of any former or current real property owned or leased by the Company, Company Predecessor, or any Subsidiary.

    4.25  Business Plans.  The Company has made available to Parent the most recent version of its Business Plan employed by the Company in connection with its business.

    4.26  Absence of Certain Business Practices.  To the Company's knowledge, neither the Company, Company Predecessor, any Subsidiary, nor any officer, employee or agent of the Company, Company Predecessor, or any Subsidiary, nor any other person acting on their behalf, has directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the business of the Company or such Subsidiary (or assist the Company or such Subsidiary in connection with any actual or proposed transaction) in material violation of any applicable law or regulation.

    4.27  Minute Books.  The Company has previously made available to Parent or its representatives all of its minutes of meetings of and corporate actions or written consents by the shareholders, Boards of Directors, and committees of the Boards of Directors of the Company and Company Predecessor.

    4.28  No Finders.  No act of the Company or any Subsidiary has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated herein, except payments in the amounts specified in the Company Disclosure Schedule to those parties identified thereon who have acted as a finder for the Company or have been retained by the Company as financial advisors pursuant to the agreements or other documents described in the Company Disclosure Schedule, copies of which have been provided or made available to Parent or its advisors prior to the date of this Agreement.

    4.29  Proxy Statement.  None of the information supplied by the Company specifically for inclusion or incorporation in the Proxy Statement/Prospectus (as defined in Section 6.5 hereof) and any amendments or supplements thereto will, at the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to shareholders, at the time of the Company Shareholders Meeting, or at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information relating to Parent or any affiliate of Parent supplied by Parent specifically for inclusion in the Proxy Statement/Prospectus.

    4.30  Fairness Opinion.  The Board of Directors of the Company has received an opinion from Merrill Lynch & Co. to the effect that, as of the date of this Agreement, the Conversion Ratio is fair, from a financial point of view, to the holders of Company Common Stock, and the Company will promptly deliver a copy of such opinion to Parent.

    4.31  State Takeover Laws.  The Board of Directors of the Company has approved this Agreement, the Agreements to Facilitate Merger and the Stock Option Agreement, and the transactions contemplated hereby and thereby and have taken such other actions so that neither the provisions of Section 203 (entitled "Business Combinations with Interested Shareholders") of the DGCL nor the provisions of any other "fair price," "moratorium," "control share acquisition," or other similar anti-takeover statute or regulation nor the provisions of any applicable anti-takeover provisions in the Certificate of Incorporation or Bylaws of the Company will apply to this Agreement or the

Agreements to Facilitate Merger or the Stock Option Agreement or any of the transactions contemplated hereby or thereby.

    4.32  Merger Filings.  The information as to the Company or any of its affiliates or shareholders included in the Company's filing, or submitted to Parent and Merger Subsidiary for inclusion in their filing, if any, required to be submitted under the HSR Act or under any Foreign Merger Laws shall be true, correct, and complete in all material respects and shall comply in all material respects with the applicable requirements of the HSR Act, the rules and regulations issued by the Federal Trade Commission pursuant thereto, and Foreign Merger Laws.

    4.33  Regulatory Filings.  All documentation, correspondence, reports, data, analysis and certifications relating to or regarding any medical devices of the Company, filed or delivered by or on behalf of the Company, Company Predecessor or any Subsidiary to any governmental authority, agency or body was true and accurate when so filed or delivered, and to the knowledge of the Company, remains true and accurate except to the extent set forth in Section 4.33 of the Company Disclosure Schedule. The SAFER clinical study has been conducted in accordance with the IDE protocol and applicable governmental laws, rules and regulations, and all data relating to or regarding such study has been properly collected and analyzed and meet the criteria set forth in the end points of the IDE protocol.

    4.34  Disclosure.  Without limitation of the representations and warranties contained in this Article 4, no representation or warranty by the Company in this Agreement, and no information disclosed in the Company Disclosure Schedule contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUBSIDIARY

    Except (i) as set forth in a document of even date herewith, referring specifically to the representations and warranties in this Agreement and identifying by section number each provision of this Agreement to which such disclosure relates (the "Parent Disclosure Schedule"), or (ii) as described or incorporated by reference in Parent's Annual Report on Form 10-K for the fiscal year ended April 30, 2000 or in any other filing by Parent with the SEC filed after the date of filing such Form 10-K and prior to the date hereof, Parent and Merger Subsidiary hereby jointly and severally make the following representations and warranties to the Company:

    5.1  Organization.  Parent is a corporation duly organized, validly existing, and in good standing under the laws of the State of Minnesota. Merger Subsidiary is a corporation duly organized and validly existing under the laws of the State of Delaware. Each of Parent and Merger Subsidiary has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted. Each of Parent and Merger Subsidiary is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (as defined below). Parent has heretofore delivered or made available to the Company or its advisors complete and accurate copies of the Articles of Incorporation and Bylaws of Parent, as currently in effect.

    5.2  Authorization.  Each of Parent and Merger Subsidiary has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Parent and Merger Subsidiary of this Agreement and the other agreements contemplated hereby to which Parent or Merger Subsidiary is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the Boards of Directors of Parent and Merger Subsidiary and by Parent as the sole shareholder of Merger Subsidiary, and no other action of Parent's or Merger Subsidiary's Boards of Directors or corporate proceeding on the part of Parent and Merger Subsidiary, and no vote, consent, or approval of Parent's shareholders, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. The Merger has been declared advisable by the Board of Directors of Merger Subsidiary. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Subsidiary and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Subsidiary, enforceable against each of them in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies.

    5.3  Capitalization.  As of August 25, 2000, the authorized capital stock of Parent consisted of (a) 1,600,000,000 shares of Common Stock with a par value of $.10 per share, of which there were 1,199,582,106 shares issued and outstanding and no shares held in Parent's treasury, and (b) 2,500,000 shares of Preferred Stock with a par value of $1.00 per share, of which there were no shares issued and outstanding. The authorized capital stock of Merger Subsidiary consists of 2,500 shares of Merger Subsidiary Common Stock, 100 of which are issued and outstanding and owned by Parent. All issued and outstanding shares of Parent Common Stock and Merger Subsidiary Common Stock are, and the shares of Parent Common Stock to be issued and delivered in the Merger pursuant to Article 2 hereof shall be, at the time of issuance and delivery, validly issued, fully paid, nonassessable, and free of preemptive rights. The shares of Parent Common Stock to be issued and delivered in the Merger pursuant to Article 2 hereof shall be registered under the Securities Act and duly listed for trading on the NYSE, subject to official notice of issuance.

    5.4  Consents and Approvals.  Except for (i) any applicable requirements of the Securities Act, the 1934 Act, state securities laws, the NYSE, the HSR Act, and Foreign Merger Laws, and (ii) the filing and recordation of appropriate merger documents as required by the DGCL, the authorization and approval by parent's and Merger Subsidiary's Boards of Directors and the execution and delivery by Parent and Merger Subsidiary of this Agreement and the other agreements contemplated hereby to which Parent and Merger Subsidiary are parties, and the consummation of the transactions contemplated hereby and thereby will not: (a) violate any provision of the Articles or Certificate of Incorporation or Bylaws of Parent or Merger Subsidiary; (b) violate any statute, law, rule, regulation, order, or decree of any Governmental Body or any nongovernmental self-regulatory agency by which Parent or any of its subsidiaries or any of their respective properties or assets may be bound; (c) require any filing with or permit, consent, or approval to be obtained from any Governmental Body or any nongovernmental self-regulatory agency; or (d) result in any material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any material benefit under, or give rise to any right of termination, cancellation, increased payments, or acceleration under, or result in the creation of any Lien on any of the properties or assets of Parent or its subsidiaries under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, franchise, permit, agreement, or other instrument or obligation to which Parent or any of its subsidiaries is a party, or by which any of them or any of their respective properties or assets may be bound.

    5.5  Reports; Financial Statements; Absence of Changes.  Parent has filed all forms, reports, registration statements, and documents required to be filed by it with the SEC since May 1, 1998 (such forms, reports, registration statements and documents, together with any amendments thereto, are referred to as the "Parent SEC Filings"). As of their respective dates, the Parent SEC Filings (i) complied as to form in all material respects with the applicable requirements of the Securities Act and the 1934 Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements included or incorporated by reference in the Parent SEC Filings (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), subject, in the case of unaudited interim financial statements, to the absence of notes and to year-end adjustments, (ii) complied as of their respective dates in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, and (iii) fairly present in all material respects the consolidated financial position of Parent as of the dates thereof and the income, cash flows, and changes in shareholders' equity for the periods involved, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments that were not and are not expected to have a Parent Material Adverse Effect). Since July 28, 2000 through the date hereof, there has not occurred any event which could reasonably be expected to have a Parent Material Adverse Effect.

    5.6  Registration Statement.  The Registration Statement (as defined in Section 6.5 hereof) and any amendments or supplements thereto will comply as to form in all material respects with the Securities Act, and none of the information supplied by Parent specifically for inclusion or incorporation therein or in any amendments or supplements thereto, or any schedules required to be filed with the SEC in connection therewith, will, at the time the Registration Statement becomes effective, at the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to shareholders, at the time of the Company Shareholders Meeting, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent with respect to information supplied by the Company or any affiliate of the Company specifically for inclusion in the Registration Statement.

    5.7  No Finders.  No act of Parent or Merger Subsidiary has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated herein.

    5.8  Tax and Accounting Treatment.  Neither Parent nor, to the knowledge of Parent, any of its subsidiaries has taken or agreed to take any action (other than actions contemplated by this Agreement) that would prevent the Merger from constituting a reorganization qualifying under Sections 368(a)(2)(E) and 368(a)(1)(B) of the Code or from qualifying for pooling of interests accounting treatment. Parent is not aware of any agreement, plan or other circumstances that would prevent the Merger from so qualifying under Sections 368(a)(2)(E) and 368(a)(1)(B) of the Code or from qualifying for pooling of interests accounting treatment.

    5.9  Merger Filings.  The information as to Parent and Merger Subsidiary or any of their affiliates or shareholders included in Parent's filing, or submitted to the Company for inclusion in its filing, if any, required to be submitted under the HSR Act or under any Foreign Merger Laws shall be true, correct, and complete in all material respects and shall comply in all material respects with the applicable requirements of the HSR Act, the rules and regulations issued by the Federal Trade Commission pursuant thereto, and Foreign Merger Laws.

ARTICLE 6
COVENANTS

    6.1  Conduct of Business of the Company.  Except as contemplated by this Agreement, unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed),

during the period from the date of this Agreement to the Effective Time, the Company and each Subsidiary will conduct its respective operations, to the extent commercially reasonable, according to its ordinary and usual course of business and consistent with past practice, and the Company and each Subsidiary will use its commercially reasonable efforts to preserve substantially intact its respective business organizations, to keep available the services of its respective officers and key employees and to maintain satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, physicians, consultants, customers, and others having material business relationships with it. The Company will promptly advise Parent Officer of any material change in the management, present or planned business, properties, liabilities, results of operations, or financial condition of the Company or any Subsidiary. The Company will, prior to distributing or otherwise circulating any notices, directives, or other communications directed to all or groups of customers, vendors, employees, distributors, or others associated with its business relating to the transactions contemplated hereby or to the operation of business after consummation of such transactions, consult with Parent Officer and give Parent reasonable opportunity to comment thereon. Without limiting the generality of the foregoing, and except as otherwise expressly provided in or contemplated by this Agreement, from the date of this Agreement until the Effective Time, neither the Company nor any Subsidiary will, without the prior written consent of Parent Officer (such consent not to be unreasonably withheld or delayed) do any of the following:

      (a) amend its Certificate or Articles of Incorporation, Bylaws or other governing documents;

      (b) authorize for issuance, issue, sell, pledge, or deliver (whether through the issuance or granting of additional options, warrants, commitments, subscriptions, rights to purchase, or otherwise) any stock of any class or any securities exercisable for the purchase of, or convertible into, shares of stock of any class (other than the issuance of (i) shares of Company Common Stock or options to purchase Company Common Stock pursuant to the Company Option Plan in the ordinary course of business, and (ii) shares of Company Common Stock or Company Preferred Stock pursuant to the exercise of Company Stock Purchase Rights outstanding on the date of this Agreement);

      (c) split, combine, or reclassify any shares of its capital stock (whether by merger, consolidation, reorganization or otherwise), declare, set aside, or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of its capital stock; or redeem or otherwise acquire any shares of its capital stock or its other securities (other than the Company's exercise of its right to repurchase stock from terminated employees, consultants and directors); or amend or alter any material term of any of its outstanding securities;

      (d) other than trade payables incurred in the ordinary course of business and consistent with past practice and other than intercompany indebtedness, create, incur or assume any indebtedness for borrowed money, or assume, guarantee, endorse, or otherwise agree to become liable or responsible for the obligations of any other person, or make any loans, advances or capital contributions to (other than reasonable travel advances for Company purposes), or investments in, any other person; or create, incur or assume any material Lien on any material asset; provided that, if the Company's aggregate cash and cash equivalents are less than $3,000,000, then, subject to Section 6.21, the Company may incur up to $10,000,000 of indebtedness subject to the following: Between 30 and 45 days prior to the date that the Company's cash or cash equivalents are reasonably expected to be less than $3,000,000 (the "Loan Eligibility Date"), the Company shall so notify Parent. At least 15 days prior to the Loan Eligibility Date, Parent shall give the Company written notice specifying the amount and terms upon which it would be willing to provide a loan to the Company. Such notice shall constitute an irrevocable offer (subject to automatic revocation if this Agreement is terminated) by Parent to provide such loan on such terms to the Company, which offer may be accepted by the Company at any time during such 30 day period (subject to automatic revocation if this Agreement is terminated), or at the Company's option the Company may borrow such funds from a third party provided that such terms are more favorable to the Company, when taken as a whole, than those offered by the Parent. If the Company gives Parent the initial notice described above and Parent does not offer to make such loan to the Company at least 15 days prior to the Loan Eligibility Date, then the Company may borrow such funds on such terms as the Company deems appropriate, subject in all events to the Company's obligations under Section 6.21.

      (e) (i) increase in any manner the compensation of any of its directors, officers, employees, or consultants, or accelerate the payment of any such compensation, except anniversary date salary increases for employees in the ordinary course of business and in a manner consistent with past practices or as required by existing contractual commitments or applicable law; (ii) pay or accelerate or otherwise modify the payment, vesting, exercisability, or other feature or requirement of any pension, retirement allowance, severance, change of control, stock option, or other employee benefit to any such director, officer, employee or consultant, except pursuant to the Company's Amended Change of Control Retention Plan; or (iii) except as required by existing contractual commitments or applicable laws, commit itself to any additional or increased pension, profit-sharing, bonus, incentive, deferred compensation, group insurance, severance, change of control, retirement or other benefit, plan, agreement, or arrangement, or to any employment or consulting agreement, with or for the benefit of any person, or amend any of such plans or any of such agreements in existence on the date hereof (except any amendment required by law or that would not materially increase benefits under the relevant plan);

      (f)  except in the ordinary course of business and consistent with past practice or pursuant to contractual obligations existing on the date hereof, sell, transfer, mortgage, or otherwise dispose of or encumber any assets or properties material to the Company and its Subsidiaries, considered as a whole;

      (g) acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business of any corporation, partnership, joint venture, association, or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries, considered as a whole, except as provided in subsection (h) below and except purchases of inventory, materials and supplies in the ordinary course of business consistent with past practice;

      (h) make or agree to make any capital expenditure or expenditures, except for capital expenditures of $10,000 or less individually and of $50,000 or less in the aggregate made pursuant to the Company's budget previously provided to Parent;

      (i)  enter into or terminate, or amend, extend, renew, or otherwise modify in any material respect (including, but not limited to, by default or by failure to act) any joint ventures or any other agreements, protocols or work plans pursuant to agreements with third parties, commitments, or contracts that are material to the Company and its Subsidiaries, considered as a whole (except agreements, commitments, or contracts expressly provided for or contemplated by this Agreement or for the purchase, sale, or lease of goods, services, or properties in the ordinary course of business consistent with past practice);

      (j)  enter into or terminate, or amend, extend, renew, or otherwise modify in any material respect (including, but not limited to, by default or by failure to act) any distribution, OEM, independent sales representative, noncompetition, licensing, franchise, research and development, supply, or similar contract, agreement, or understanding (except contracts, agreements or understandings expressly provided for or contemplated by this Agreement), or enter into any contract, plan, agreement, understanding, arrangement or obligation that restricts the Company's, or after the Merger would restrict the Surviving Corporation's or Parent's, ability to conduct any line of business;

      (k) change in any material respect its general credit policy as to sales of inventories or collection of receivables or its inventory consignment practices;

      (l)  remove or permit to be removed from any building, facility, or real property any material machinery, equipment, fixture, vehicle, or other personal property or parts thereof, except in the ordinary course of business consistent with past practice;

      (m) alter or revise its accounting principles, procedures, methods, or practices in any material respect, except as required by applicable law or regulation or by a change in GAAP and concurred with by the Company's independent public accountants;

      (n) institute, settle, or compromise any claim, action, suit, or proceeding pending or threatened by or against it involving amounts in excess of $50,000, at law or in equity or before any Governmental Body (including, but not limited to, the FDA) or any nongovernmental self-regulatory agency;

      (o) knowingly take any action, or knowingly fail to take any action, that would render any representation, warranty, covenant, or agreement of the Company in this Agreement inaccurate or breached such that the conditions in Section 7.2 will not be satisfied as of the Closing Date except as provided in Section 6.3; or

      (p) agree or consent, whether in writing or otherwise, to do any of the foregoing.

    6.2  Conduct of Business of Parent.  Except as provided in or contemplated by this Agreement, from the date of this Agreement until the Effective Time, Parent will not do any of the following without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed):

      (a) alter or revise its accounting principles, procedures, methods or practices in any material respect, except as required by applicable law or regulation or by a change in GAAP and concurred with by Parent's independent public accountants;

      (b) knowingly take any action that would result in a failure to maintain the trading of Parent Common Stock on the NYSE;

      (c) knowingly take any action, or knowingly fail to take any action, that would render any representation, warranty, covenant or agreement of Parent in this Agreement inaccurate or breached such that the conditions in Section 7.3 will not be satisfied; or

      (d) agree or consent, whether in writing or otherwise, to do any of the foregoing.

    6.3  No Solicitation.  The Company shall not, and shall cause its Subsidiaries and the Company's and its Subsidiaries' respective officers, directors, employees, representatives, agents, or affiliates (including, but not limited to any investment banker, attorney, or accountant retained by the Company or any Subsidiary) not to, directly or indirectly, solicit, initiate, participate in (except in accordance with this Section 6.3) or knowingly encourage in any way discussions or negotiations with, or knowingly provide any nonpublic information to, any corporation, partnership, person, or other entity or group (other than Parent or any affiliate or agent of Parent) concerning any proposed Alternative Transaction. The Company will immediately terminate all discussions with Third Parties concerning any proposed Alternative Transaction, and will request that such Third Parties promptly return any confidential information furnished by the Company in connection with any proposed Alternative Transaction. The Company will not waive any provision of any confidentiality, standstill or similar agreement entered into with any Third Party regarding any proposed Alternative Transaction, and prior to the Closing shall enforce all such agreements in accordance with their terms. The Company will promptly communicate to Parent the name of the person or entity submitting, and a detailed description of the terms and conditions of, any proposal or inquiry that it receives after the date hereof in respect of any proposed Alternative Transaction or a reasonably detailed description of any such information requested from it after the date hereof or of any such negotiations or discussions being sought to be initiated or continued with the Company after the date hereof in respect of a proposed Alternative Transaction; provided, however, that, notwithstanding the foregoing provisions of this Section 6.3, this Agreement shall not prohibit the Board of Directors of the Company from, prior to the Required Company Shareholder Vote, furnishing nonpublic information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited Superior Proposal, if, and only to the extent that, (a) as of the date of execution of this Agreement by the Company, the fiduciary duties of the Company's Board of Directors as defined by applicable corporate law required the Board to reserve the right as set forth in this proviso to take actions with respect to a Superior Proposal and the failure of the Company's Board of Directors to take action with respect to a Superior Proposal would be a breach of the Board's fiduciary duties to its shareholders imposed by applicable corporate law, (b) prior to first furnishing nonpublic information to, or first entering into substantive discussions and negotiations with, such person or entity after the date hereof, the Company (x) provides written notice of at least three business days to Parent to the effect that it intends to furnish information to, or enter into discussions or negotiations with, such person or entity, and naming and identifying the person or entity making the Superior Proposal, and (y) receives from such person or entity an executed confidentiality agreement with terms no less favorable to the Company than the Confidentiality Agreement (as defined in Section 6.4(b)) entered into with Parent, and (c) the Company concurrently provides Parent with all non-public information to be provided to such person or entity that Parent has not previously received from the Company, and the Company keeps Parent informed, on a daily or more regular basis if the context requires or Parent reasonably requests, of the status and a detailed description of the terms and conditions of such Superior Proposal. Nothing in this section shall (i) permit the Company to terminate this Agreement (except as specifically provided in Article 8 hereof), or (ii) permit the Company to enter into any agreement providing for an Alternative Transaction (other than the confidentiality agreement as provided, and in the circumstances and under the conditions set forth, above) for as long as this Agreement remains in effect.

    6.4  Access and Information.

      (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any of its Subsidiaries is a party (in which case the Company shall use all commercially reasonable efforts to provide acceptable alternative arrangements, not in violation of such agreement or arrangement, for disclosure to Parent or its advisors) or pursuant to applicable law, the Company shall afford to Parent and to Parent's accountants, officers, directors, employees, counsel, and other necessary representatives on a "need to know" basis, provided all such individuals are obligated to hold such information in confidence, reasonable access during normal business hours upon reasonable prior notice, from the date hereof through the Effective Time, (but only to the extent it does not unreasonably interfere with the conduct of the Company's business) to all of its properties, books, data, contracts, commitments, and records, and, during such period, the Company shall furnish promptly to Parent all information concerning the Company's and its Subsidiaries' businesses, prospects, properties, liabilities, results of operations, financial condition, product evaluations and testing, pilot studies, clinical data and studies and evaluations, patient results, regulatory compliance, officers, employees, third party clinical investigators, consultants, distributors, customers, suppliers, and others having material dealings with the Company as Parent may reasonably request and reasonable opportunity to contact and obtain information from such officers, employees, investigators, consultants, distributors, customers, suppliers, and others having dealings with the Company as Parent may reasonably request (but only to the extent it does not unreasonably interfere with the conduct of the Company's business or relationships with such parties). During the period from the date hereof to the Effective Time, the parties shall in good faith meet and correspond on a regular basis for mutual consultation concerning the conduct of the Company's and the Subsidiaries' businesses and, in connection therewith, Parent Officer shall be entitled to be kept informed concerning, the Company's and the Subsidiaries' operations and business planning.

      (b) Parent and each of its employees and other representatives shall hold in confidence all such nonpublic information as required and in accordance with the Mutual Nondisclosure Agreement dated August 1, 2000, between Medtronic AVE, Inc. and the Company (the "Confidentiality Agreement").

    6.5  Approval of Company Shareholders; Proxy Statement; Registration Statement.

      (a) The Company shall promptly take all action necessary in accordance with the DGCL and the Company's Certificate of Incorporation and Bylaws to cause a special meeting of the Company's shareholders (the "Company Shareholders Meeting") to be duly called and held as soon as reasonably practicable following the date upon which the Registration Statement (as defined below) becomes effective for the purpose of voting upon the Merger and the adoption and approval of this Agreement and at such Meeting to submit this Agreement and the Merger to a vote of the shareholders. The shareholder vote required for adoption and approval of this Agreement and the approval of the Merger shall be no greater than that set forth in the DGCL and the Company's Certificate of Incorporation as previously provided to Parent. Accordingly, the Company represents and warrants that the affirmative vote of the holders of record of a majority of the shares of Company Common Stock and Company Preferred Stock outstanding on the record date for the Company Shareholders Meeting, voting together as a single class, is all that is necessary to obtain shareholder adoption and approval of this Agreement and approval of the Merger. The Company shall use its commercially reasonable best efforts to obtain the adoption and approval by the Company's shareholders of this Agreement and the approval by the Company's shareholders of the Merger. In accordance therewith, the Company shall, with the cooperation of Parent, prepare, as soon as reasonably practicable, a proxy statement/prospectus included as part of the Registration Statement (such proxy statement/prospectus, together with notice of meeting, form of proxy, and any letter or other materials to the Company's shareholders included therein are referred to in this Agreement as the "Proxy Statement/Prospectus"). Parent shall furnish to the Company all information concerning Parent and its subsidiaries, officers, directors and shareholders, and shall take such other action and otherwise cooperate, as the Company may reasonably request in connection with any such action. The Company shall use its commercially reasonable best efforts to cause the definitive Proxy Statement/Prospectus to be mailed to the shareholders of the Company, as soon as reasonably practicable after the Registration Statement shall have become effective, with the date of mailing as mutually determined by the Company and Parent. The Proxy Statement/Prospectus shall include the recommendation of the Company's Board of Directors in favor of the Merger. Unless and until this Agreement is validly terminated pursuant to Article 8, nothing herein shall limit or eliminate in any way the Company's obligation to call, give notice of, convene and hold the Company Shareholders Meeting and at such meeting submit this Agreement and the Merger to a vote of the Company's shareholders (and not postpone or adjourn such meeting or the vote by the Company's shareholders upon this Agreement and the Merger to another date without Parent's approval).

      (b) Parent shall, with the cooperation of the Company, prepare and file, as soon as reasonably practicable, a registration statement under the Securities Act registering the shares of Parent Common Stock to be issued in the Merger (the "Registration Statement"), which Registration Statement shall include the Proxy Statement/Prospectus. Parent will use commercially reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly thereafter as practicable. Parent shall also take any action required to be taken under state blue sky or securities laws in connection with the issuance of Parent Common Stock pursuant to the Merger. The Company shall furnish to Parent all information concerning the Company and its Subsidiaries and the holders of its capital stock, and shall take such other action and otherwise cooperate, as Parent may reasonably request in connection with any such action.

      (c) Parent shall notify the Company promptly (i) of the receipt of the comments of the SEC, (ii) of any request by the SEC for amendments or supplements to the Registration Statement, (iii) of the time when the Registration Statement has become effective or any supplement or amendment has been filed, or the issuance of any stop order and (iv) of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction.

      (d) Whenever any event occurs that should be described in an amendment of, or supplement to, the definitive Proxy Statement/Prospectus or the Registration Statement, the Company or Parent, as the case may be, shall, upon learning of such event, promptly notify the other and consult and cooperate with the other in connection with the preparation of a mutually acceptable amendment or supplement. The parties shall promptly file such amendment or supplement with the SEC and mail such amendment or supplement as soon as practicable after it is cleared by the SEC. No amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement will be made by Parent or the Company without the approval of the other party (such approval not to be unreasonably withheld or delayed).

    6.6  Consents.  The Company will, at its cost and expense, use all commercially reasonable efforts to obtain all approvals and consents of all third parties necessary on the part of the Company or its Subsidiaries to promptly consummate the transactions contemplated hereby. Parent agrees to cooperate with the Company in connection with obtaining such approvals and consents. Parent will, at its cost and expense, use all reasonable efforts to obtain all approvals and consents of all third parties necessary on the part of Parent to promptly consummate the transactions contemplated hereby. The Company agrees to cooperate with Parent in connection with obtaining such approvals and consents.

    6.7  Affiliates' Letters.

      (a) The Company has delivered to Parent a list of names and addresses of those persons, in the Company's reasonable judgment after consultation with outside legal counsel, who, as of the date hereof, are affiliates within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act or otherwise applicable SEC accounting releases with respect to pooling-of-interests accounting treatment (each such person, for purposes of this Section 6.7, an "Affiliate") of the Company. The Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list and shall promptly update such list to reflect any changes thereto. The Company has delivered or caused to be delivered, or will, promptly after the execution hereof, deliver or cause to be delivered, to Parent an affiliate's letter in the form attached hereto as Exhibit B, executed by each of the Affiliates of the Company identified in the foregoing list, who were available, and shall use reasonable best efforts to deliver or cause to be delivered to Parent as soon as practicable after the date hereof such an affiliate's letter executed by any Affiliate who was not available to sign and deliver such letter on or prior to the date hereof and by any additional persons who, to the knowledge of the Company, become Affiliates after the date hereof. Parent shall be entitled to place legends as specified in such affiliates' letters on the certificates evidencing any of the Parent Common Stock received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of such letters.

      (b) For so long as resales of shares of Parent Common Stock issued pursuant to the Merger are subject to the resale restrictions set forth in Rule 145 under the Securities Act, Parent will use commercially reasonable efforts to comply with Rule 144(c)(1) under the Securities Act.

    6.8  Expenses.

      (a) Whether or not the Merger is consummated, each party will pay all costs and expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby, including, without limitation, all legal, accounting, investment banking, broker, financial advisory, consulting and all other fees and expenses of third parties (collectively the "Third Party Expenses"). Parent shall pay the costs of (i) printing and filing with the SEC the Proxy Statement/Prospectus and the Registration Statement, and (ii) the filing fees required under the HSR Act or any Foreign Merger Laws.

      (b) In the event that the Merger is consummated, Parent agrees to pay or cause the Company to pay those Third Party Expenses incurred by the Company, and Parent shall have full recourse to the Escrow Shares for payment of all Third Party Expenses incurred by the Company in excess of the Estimated Third Party Expenses.

    6.9  Further Actions.  Subject to the terms and conditions herein provided and without being required to waive any conditions herein (whether absolute, discretionary, or otherwise), each of the parties hereto agrees to use all commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement, and to consummate the Closing on or prior to December 31, 2000. In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action.

    6.10  Regulatory Approvals.

      (a) The Company and Parent each agree to use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things as may be necessary under federal or state securities laws or the HSR Act or Foreign Merger Laws applicable to or necessary for, and will file as soon as reasonably practicable and, if appropriate, use commercially reasonable efforts to have declared effective or approved all documents and notifications with the SEC and other governmental or regulatory bodies (including, without limitation, the FDA and equivalent foreign regulatory bodies, and other foreign regulatory bodies that administer Foreign Merger Laws, and any foreign labor councils or bodies as may be required) that they deem necessary or appropriate for, the consummation of the Merger or any of the other transactions contemplated hereby, and each party shall give the other information reasonably requested by such other party pertaining to it and its subsidiaries and affiliates to enable such other party to take such actions.

      (b) Although the parties do not anticipate any legislative, administrative or judicial objection to the consummation of the Merger or any of the transactions contemplated by this Agreement, each of the Company, Parent and Merger Subsidiary agrees to use commercially reasonable efforts vigorously to contest and resist any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Order") that is in effect and that restricts, prevents or prohibits the consummation of the Merger or any of the other transactions contemplated by this Agreement, including, without limitation, by vigorously pursuing available avenues of administrative and judicial appeal. Each of the Company, Parent and Merger Subsidiary also agrees to use commercially reasonable efforts to take any and all actions necessary to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental antitrust authority or any other party so as to enable the parties to close by the date specified in Section 8.1(b) the transactions contemplated hereby. Notwithstanding the foregoing provisions of this Section 6.10 or anything in this Agreement to the contrary, nothing shall require Parent or Merger Subsidiary to make or agree to make, or to cause or permit the Company or any

  Subsidiary to make or agree to make, any divestiture of any portion of any business or assets of Parent, Merger Subsidiary, the Company, or any of their affiliates in order to obtain any waiver, consent or approval, and neither Parent nor Merger Subsidiary shall be required to hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, as of and after the Closing any businesses or assets of the Company, Parent or any of their respective affiliates.

    6.11  Certain Notifications.  The Company shall promptly notify Parent in writing of the occurrence of any event that will or could reasonably be expected to result in the failure by the Company or its affiliates to satisfy any of the conditions specified in Section 7.1 or 7.2. Parent shall promptly notify the Company in writing of the occurrence of any event that will or could reasonably be expected to result in the failure by Parent or its affiliates to satisfy any of the conditions specified in Section 7.1 or 7.3.

    6.12  Voting of Shares.  To induce Parent to execute this Agreement, certain executive officers of the Company, members of the Company's Board of Directors, and shareholders having the right to designate a member of the Company's Board of Directors have executed and delivered as of the date hereof Agreements to Facilitate Merger in the form attached hereto as Exhibit C, pursuant to which each such person has agreed to vote or sign a written consent with respect to all of his/her/its shares of Company Common Stock and Company Preferred Stock in favor of the Merger. To the extent not already delivered to Parent, the Company will use reasonable best efforts to have all other such Affiliates execute and deliver to Parent Agreements to Facilitate Merger as soon as practicable after the date hereof.

    6.13  Stock Option Agreement.  To induce Parent to execute this Agreement, the Company has executed and delivered to Parent as of the date hereof a Stock Option Agreement in the form attached hereto as Exhibit D (the "Stock Option Agreement"), pursuant to which the Company has granted to Parent an option to acquire from the Company such number of shares of Company Common Stock as equals 19.9% of the aggregate number of outstanding shares of Company Common Stock and Company Preferred Stock at an exercise price equal to $4.32 per share. Such option shall become exercisable only in the events described in the Stock Option Agreement.

    6.14  NYSE Listing Application.  Parent shall promptly prepare and submit to the NYSE a listing application for the Parent Common Stock to be issued in the Merger pursuant to Article 2 of this Agreement and pursuant to the Company Options assumed by Parent, and shall use its reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice to the NYSE of issuance. The Company shall cooperate with Parent in such listing application.

    6.15  Indemnification of Company Officers and Directors.

      (a) The Certificate of Incorporation and the bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification, payment of fees and expenses and exculpation from liability set forth in the Company's Certificate of Incorporation and bylaws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of seven years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or at any time prior to the Effective Time were directors, officers, employees or agents of the Company (for purposes of this Section 6.15, the "Indemnified Parties"), unless such modification is required by law. From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to each indemnification agreement that is described in Section 6.15 of the Company Disclosure Schedule and is in effect at the Effective Time. Parent shall guarantee the obligations of the Surviving Corporation with respect to the indemnification and payment of fees and expenses provisions contained in the Surviving Corporation's Certificate of Incorporation and

  bylaws with respect to acts occurring at or before the Effective Time (including the transactions contemplated by this Agreement).

      (b) In the event Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.15.

      (c) This Section 6.15 shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, Parent, the Surviving Corporation and the Indemnified Parties, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

    6.16  Letters of the Company's and Parent's Accountants.

      (a) Parent shall cooperate with the Company and the Company shall use its reasonable efforts to cause to be delivered to Parent and the Company the following letters from PricewaterhouseCoopers LLP addressed to Parent and the Company: (i) a letter dated the date of this Agreement, stating that after appropriate review and based on its familiarity with the Company, the Company has not taken or agreed to take any action that would prevent Parent from accounting for the Merger as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations; and (ii) a letter dated as of the Closing Date stating that after appropriate review and based on its familiarity with the Company, the Company has not taken or agreed to take any action that would prevent Parent from accounting for the Merger as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

      (b) The Company shall cooperate with Parent and Parent shall use its reasonable efforts to cause to be delivered to the Company and Parent the following letters from PricewaterhouseCoopers LLP addressed to the Company and Parent: (i) a letter dated the date of this Agreement, stating that after appropriate review of this Agreement and a letter from the Parent describing the transaction, the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations; and (ii) a letter dated as of the Closing Date confirming as of the Closing Date that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

    6.17  Subsidiary Shares.  At or prior to the Closing, the Company shall use its reasonable efforts to cause all issued and outstanding Subsidiary shares (other than any interests in joint ventures or similar arrangements) owned by any person other than the Company or any of its Subsidiaries to be transferred for no or nominal consideration to such person or persons designated by Parent.

    6.18  Benefit Plans and Employee Matters.

      (a) From and after the Effective Time, Parent shall use commercially reasonable efforts to cause the Surviving Corporation to provide employee benefits and programs to the Company's employees that, in the aggregate, are substantially comparable or more favorable, as a whole, than those in existence as of the date hereof and disclosed in writing to Parent prior to the execution hereof; provided that stock-based compensation shall be comparable to that offered by Parent and its subsidiaries generally. To the extent Parent satisfies its obligations under this Section by maintaining Company benefit plans, Parent shall not be required to include employees of the Company in Parent's benefit plans. From and after the Effective Time, Parent shall honor or cause the Surviving Corporation to honor, in accordance with their terms, all employment and severance agreements and all severance, incentive and bonus plans as in effect immediately prior to the

  Effective Time that are applicable to any current or former employees or directors of the Company or any of its Subsidiaries and that were disclosed to Parent prior to the date hereof. Parent shall cause any and all pre-existing condition (or actively-at-work or similar) limitations, eligibility waiting periods, and evidence of insurability requirements under any group health plans to be waived with respect to such Company employees and their eligible dependents and shall provide them with credit for any co-payments, deductibles, any offsets (or similar payments) prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Parent benefit plans in which they are eligible to participate after the Effective Time.

      (b) To the extent that service is relevant for purposes of eligibility, level of participation, or vesting under any employee benefit plan, program or arrangement established or maintained by Parent, the Company or any of their respective subsidiaries, employees of the Company and its Subsidiaries shall be credited for service accrued or deemed accrued prior to the Effective Time with the Company or such Subsidiary, as the case may be. Under no circumstances shall employees receive credit for service accrued or deemed accrued prior to the Effective Time with the Company or such Subsidiary, as the case may be, for benefit accruals under any employee pension benefit plan (as defined by Section 3(2) of ERISA) or any retiree health plan.

    6.19  Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

    6.20  Plan of Reorganization.  This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement, each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not knowingly take any actions or cause any actions to be taken that could prevent the Merger from qualifying as a reorganization under the provisions of Sections 368(a)(2)(E) and 368(a)(1)(B) of the Code.

    6.21  Pooling.  From and after the date of this Agreement and until the Effective Time, neither Parent nor the Company, nor any of their respective subsidiaries or other affiliates, shall knowingly take any action, or knowingly fail to take any action, that is reasonably likely to jeopardize the treatment of the Merger as a "pooling of interests" for accounting purposes. Between the date of this Agreement and the Effective Time, Parent and the Company each shall take all reasonable actions necessary to cause the characterization of the Merger as a pooling of interests for accounting purposes if such a characterization were jeopardized by action taken by Parent or the Company, respectively, prior to the Effective Time. Following the Effective Time, Parent shall not knowingly take any action, or fail to take any action, that would jeopardize the characterization of the Merger as a "pooling of interests" for accounting purposes.

    6.22  Noncompetition Agreements.  To induce Parent to execute this Agreement, the Company has caused those executives who, as of the date hereof, have been specified by Parent to execute and deliver to Parent as of the date hereof (but expressly contingent upon the Closing of the Merger) noncompetition agreements substantially in the form of Exhibit E hereto. To the extent not already delivered to Parent, the Company shall use reasonable best efforts to have such persons execute and deliver to Parent such noncompetition agreements as soon as practicable after the date hereof.

    6.23  Escrow Agreement.  Prior to the Effective Time, Parent, the Company, and the Shareholder Representatives shall enter into an Escrow Agreement substantially in the form of Exhibit F.

    6.24  Company Shareholder Notes.  All notes receivable of the Company due from employees or shareholders of the Company outstanding at the Closing shall remain outstanding following the Effective Time and be due and payable thereafter in accordance with their respective terms.

ARTICLE 7
CLOSING CONDITIONS

    7.1  Conditions to Obligations of Parent, Merger Subsidiary, and the Company.  The respective obligations of each party to consummate the Merger shall be subject to the fulfillment at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

      (a)  No Injunction.  None of Parent, Merger Subsidiary, or the Company shall be subject to any final order, decree, or injunction of a court of competent jurisdiction within the United States or the European Union that is then in effect and (i) has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger, or (ii) would impose any material limitation on the ability of Parent to effectively exercise full rights of ownership of the Company or the assets or business of the Company.

      (b)  Company Shareholder Approval.  The approval of the shareholders of the Company referred to in Section 6.5 hereof shall have been obtained, in accordance with the DGCL and the Company's Certificate of Incorporation and Bylaws.

      (c)  Registration Statement.  The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any "stop order," and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness or qualification thereof shall have been initiated and be continuing.

      (d)  NYSE Listing.  The shares of Parent Common Stock to be delivered pursuant to the Merger shall have been duly authorized for listing on the NYSE, subject to official notice of issuance.

      (e)  Waiting Periods.  The waiting periods (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and any Foreign Merger Laws, if applicable, shall have expired or been terminated.

    7.2  Conditions to Obligations of Parent and Merger Subsidiary.  The respective obligations of Parent and Merger Subsidiary to consummate the Merger shall be subject to the fulfillment at or prior to the Closing of the following additional conditions, any or all of which may be waived by Parent, in whole or in part, to the extent permitted by applicable law:

      (a)  Representations and Warranties True.  The representations and warranties of the Company contained in this Agreement, without regard to any qualification or reference to "material," "Company Material Adverse Effect," or similar variations thereof (a "Materiality Qualifier") shall be true and correct on the Closing Date as though such representations and warranties were made on such date, except that those representations and warranties that address matters only as of the date hereof or another particular date shall remain true and correct as of such date, and except in any case for any inaccuracies of representations and warranties that, individually and in the aggregate, have not had, or would not reasonably be expected to have, a Company Material Adverse Effect. Parent shall have received a certificate to the foregoing effect signed by the Chief Executive Officer of the Company or other authorized Officer of the Company.

      (b)  Performance.  The Company shall have performed and complied with all material covenants required by this Agreement to be performed or complied with by it on or prior to the Closing in all material respects, and Parent shall have received a certificate to such effect signed by the Chief Executive Officer of the Company.

      (c)  Affiliates' Letters.  Parent shall have received a letter from each of the Affiliates pursuant to Section 6.7 hereof.

      (d)  Pooling Opinion.  Parent shall have received each of the letters described in Section 6.16.

      (e)  Consents.  The Company shall have obtained all permits, authorizations, consents, and approvals required on its part to perform its obligations under, and consummate the transactions contemplated by, this Agreement, in form and substance reasonably satisfactory to Parent, and Parent and Merger Subsidiary shall have received evidence reasonably satisfactory to them of the receipt of such permits, authorizations, consents, and approvals.

      (f)  Noncompetition Agreements.  Parent shall have received executed noncompetition agreements substantially in the form annexed hereto as Exhibit E from each of the persons listed on the schedule attached to such Exhibit E.

      (g)  Employees.  Not more than four of the 16 key employees listed on Exhibit G hereto shall have indicated to Parent or any member of the Company's senior management team an intention not to continue their employment with the Company following the Merger on substantially the same terms as they are currently employed or such other terms as are mutually satisfactory to Parent and such employees, unless such intention not to continue employment is due to Parent having taken any action which would reasonably be expected to encourage or result in such individuals not continuing their employment.

      (h)  Legal Opinion.  Wilson, Sonsini, Goodrich & Rosati, counsel for the Company, shall have delivered to Parent a written opinion, dated the Closing Date, in substantially the form of the attached Exhibit H.

    7.3  Conditions to Obligations of the Company.  The obligation of the Company to consummate the Merger shall be subject to the fulfillment at or prior to the Closing of the following additional conditions, any or all of which may be waived by the Company, in whole or in part, to the extent permitted by applicable law:

      (a)  Representations and Warranties True.  The representations and warranties of Parent contained in this Agreement, without regard to any qualification or reference to "material," "Parent Material Adverse Effect," or similar variations thereof shall be true and correct on the Closing Date as though such representations and warranties were made on such date, except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date, and except in any case for any inaccuracies of representations and warranties that, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Parent Material Adverse Effect. The Company shall have received a certificate to the foregoing effect signed by the President or other authorized officer of Parent.

      (b)  Performance.  Parent and Merger Subsidiary shall have performed and complied with all material covenants required by this Agreement to be performed or complied with by them on or prior to the Closing in all material respects, and the Company shall have received a certificate to such effect signed by the President or other authorized officer of Parent.

      (c)  Pooling Opinion.  The Company shall have received each of the letters described in Section 6.16.

      (d)  Tax Opinion.  The Company shall have received an opinion of Wilson, Sonsini, Goodrich & Rosati, counsel to the Company, based upon representations of Parent, Merger Subsidiary and the Company and normal assumptions, and dated on or about the date that is two business days prior to the date the Proxy Statement/Prospectus is first mailed to the Company's shareholders, which opinion shall not have been withdrawn or modified in any material respect prior to the Effective Time, to the effect that, subject to customary conditions and representations, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Subsidiary, and the Company will be considered a party to such reorganization. Parent, Merger Subsidiary, and the Company hereby agree to provide to such counsel certificates acceptable to such counsel setting forth the customary representations which may be relied upon by such counsel in rendering such opinion.

      (e)  Legal Opinion.  Fredrikson & Byron, P.A., Counsel to Parent, shall have delivered to the Company a written opinion, dated the Closing Date, in substantially the form of the attached Exhibit I.

ARTICLE 8
TERMINATION AND ABANDONMENT

    8.1  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company, only:

      (a) by mutual written consent duly authorized by the Board of Directors of Parent and the Board of Directors of the Company;

      (b) by either Parent or the Company if the Merger shall not have been consummated on or before March 31, 2001; provided, however, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the Merger by such date; and provided further, however, that, if a request for additional information is received from the U.S. Federal Trade Commission ("FTC") or Department of Justice ("DOJ") pursuant to the HSR Act or additional information is requested by a governmental authority (a "Foreign Authority") pursuant to Foreign Merger Laws, such date shall be extended to the later of (i) the date set forth above or (ii) the 90th day following acknowledgment by the FTC, DOJ, or Foreign Authority, as applicable, that Parent and the Company have complied with such request, but in any event not later than June 30, 2001;

      (c) by either Parent or the Company if a court of competent jurisdiction or an administrative, governmental, or regulatory authority in the United States or the European Union has issued a final nonappealable order, decree, or ruling, or taken any other action, having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger;

      (d) by either Parent or the Company if, at or prior to the Company Shareholders Meeting, the requisite vote of the shareholders of the Company for approval and adoption of this Agreement and the Merger is not obtained, except that the right to terminate this Agreement under this Section 8.1(d) will not be available to any party whose failure to perform any obligation under this Agreement has been the proximate cause of, or resulted in, the failure to obtain the requisite vote of the shareholders of the Company;

      (e) by Parent if either (i) the Company has willfully or intentionally breached its obligations under Section 6.3 in any material respect, (ii) the Board of Directors of the Company has recommended, approved, or authorized the Company's acceptance or execution of a definitive agreement providing for, an Alternative Transaction, (iii) the Board of Directors of the Company has modified in a manner materially adverse to Parent or withdrawn its recommendation of this Agreement, or (iv) a tender offer or exchange offer for any outstanding shares of Company Common Stock or Company Preferred Stock is commenced, and the Board of Directors of the Company either (A) recommends in favor of acceptance of such tender offer or exchange offer by its shareholders, or (B) takes no position with respect to the acceptance of such tender offer or exchange offer by its shareholders;

      (f)  by the Company prior to the Required Company Shareholder Vote if (i) it is not in material breach of its obligations under this Agreement and has complied with, and continues to comply with, all requirements, conditions and procedures of Section 6.3 in all material respects,

  (ii) the Board of Directors of the Company has complied with, and continues to comply with, all requirements, conditions and procedures of Section 6.3 in all material respects and has authorized, subject to complying with the terms of this Agreement, the Company to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such binding agreement, which notice must have attached to it the most current version of such agreement ready for execution, (iii) Parent does not make, within four business days after receipt of such notice from the Company, any offer that the Board of Directors of the Company reasonably and in good faith determines, after consultation with its financial and legal advisors, is at least as favorable to the shareholders of the Company as the Superior Proposal and during such four business-day period the Company reasonably considers and discusses in good faith all proposals submitted by Parent and, without limiting the foregoing, meets with, and causes its financial advisors and legal advisors to meet with, Parent and its advisors from time to time as requested by Parent to reasonably consider and discuss in good faith Parent's proposals, and (iv) within five business days after the Company's termination pursuant to this Section 8.1(f), the Company pays to Parent the fee required by Section 8.2 to be paid to Parent in the manner therein provided. The Company agrees (x) that it will not enter into a binding agreement referred to in clause (ii) above until at least the 5th business day after Parent has received the notice to Parent required by clause (ii) above, and (y) to notify Parent promptly if its intention to enter into the binding agreement included in its notice to Parent shall change at any time after giving such notice;

      (g) by Parent if (i) Parent is not in material breach of its obligations under this Agreement and (ii) there has been a material breach by the Company of any of its representations, warranties, or obligations under this Agreement such that the conditions in Section 7.2 will not be satisfied ("Terminating Company Breach"); provided, however, that, if such Terminating Company Breach is curable by the Company through the exercise of reasonable best efforts and such cure is reasonably likely to be completed prior to the applicable date specified in Section 8.1(b), then for so long as the Company continues to exercise reasonable best efforts, Parent may not terminate this Agreement under this Section 8.1(g); or

      (h) by the Company if (i) the Company is not in material breach of its obligations under this Agreement and (ii) there has been a material breach by Parent of any of its representations, warranties, or obligations under this Agreement such that the conditions in Section 7.3 will not be satisfied ("Terminating Parent Breach"); provided, however, that, if such Terminating Parent Breach is curable by Parent through the exercise of reasonable best efforts and such cure is reasonably likely to be completed prior to the applicable date specified in Section 8.1(b), then for so long as Parent continues to exercise reasonable best efforts, the Company may not terminate this Agreement under this Section 8.1(h).

    8.2  Effect of Termination.

      (a) In recognition of the time, efforts, and expenses expended and incurred by Parent with respect to the Company and the opportunity that the acquisition of the Company presents to Parent, if:

         (i) this Agreement is terminated by Parent pursuant to Section 8.1(e); or

        (ii) this Agreement is terminated by the Company pursuant to Section 8.1(f); or

        (iii) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d) due to the failure of the Company's shareholders to approve the Merger or pursuant to Section 8.1(b) due to the expiration of the date specified therein (provided that prior to such termination pursuant to Section 8.1(b) the Company shareholders have not approved the Merger), (B) at any time prior to such termination a proposal for an Alternative

    Transaction shall have been publicly announced or communicated to holders of a majority of the Company's Common Stock or Company Preferred Stock, and (C) within 12 months of the date of such termination, an Alternative Transaction shall have occurred or the Company shall have entered into an agreement providing for an Alternative Transaction.

  then, in any such event, the Company will pay to Parent, (1) upon the termination date in the event of termination pursuant to Section 8.1(f), and (2) within five business days after demand by Parent in the case of termination pursuant to Section 8.1(e), or (3) within five business days after demand by Parent after the date of entering into an agreement providing for an Alternative Transaction or the occurrence of an Alternative Transaction, in the case of the events specified in clause (iii) above (in each case by wire transfer of immediately available funds to an account designated by Parent for such purpose), a fee equal to Seven Million Dollars ($7,000,000); provided that in the event the fee is payable pursuant to one or more of clauses (i), (ii), or (iii) above, the fee shall be due and payable pursuant to the clause calling for payment at the earliest time. In the event this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(d) and the conditions specified in clauses 8.2(a)(iii)(B) and (C) have not or do not occur, the Company shall not be obligated to pay such fee.

      (b) The Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, Parent would not enter into this Agreement. If the Company fails to pay promptly the fee due pursuant to this Section 8.2, the Company shall also pay to Parent Parent's reasonable out of pocket costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of the unpaid fee under this section, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by Wells Fargo Bank Minnesota, N.A.; provided, however, that Parent shall pay to the Company the Company's reasonable out of pocket costs and expenses (including reasonable legal fees and expenses) incurred in connection with any such legal action if Parent's claims against the Company in such legal action do not prevail. Any change in the interest rate hereunder resulting from a change in such prime rate shall be effective at the beginning of the date of such change in such prime rate.

      (c) Parent agrees that the payments provided for in Section 8.2(a) shall be the sole and exclusive remedies of Parent upon termination of this Agreement pursuant to Section 8.1(d), (e) and (f), as the case may be, and such remedies shall be limited to the sum stipulated in such Section 8.2(a), regardless of the circumstances giving rise to such termination; provided, however, that nothing herein shall relieve any party from liability for the willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. In no event shall the Company be required to pay to Parent more than one fee pursuant to Section 8.2(a). In no event shall the sum of (i) the termination fee paid pursuant to Section 8.2(a), (ii) the Cancellation Amount (as defined in the Stock Option Agreement) paid pursuant to the Stock Option Agreement, and (iii) the aggregate Option Share Profit (as defined in the Stock Option Agreement) not remitted to the Company pursuant to Section 2(c) of the Stock Option Agreement exceed Seven Million Dollars ($7,000,000). In addition, the fee payable by the Company pursuant to Section 8.2(a) shall be reduced (but not below zero) by any Cancellation Amount paid pursuant to the Stock Option Agreement and any Option Share Profit not remitted to the Company pursuant to Section 2(c) of the Stock Option Agreement.

      (d) Except as provided in the next sentence of this paragraph, in the event of the termination of this Agreement pursuant to any paragraph of Section 8.1, the obligations of the parties to consummate the Merger will expire, and none of the parties will have any further obligations under this Agreement except pursuant to Sections 6.4(b), 6.8(a), 8.2(a), 8.2(b), 8.2(c) and 8.2(e)

  and Article 10. Nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

      (e) If Parent breaches its obligations set forth in Section 6.21 (regarding "pooling of interests" accounting; provided that, for purposes of this section 8.2(e), Parent shall be deemed to have breached its obligations under Section 6.21 in the event of any act or failure to act by Parent which has, under then applicable laws, regulations or accounting standards or pronouncements, the effect set forth in Section 6.21, without regard to whether such act or failure to act was knowing or intentional) and Parent terminates this Agreement due to a failure of the condition specified in Section 7.2(d) (regarding accountants' pooling letters), then Parent shall loan the Company $10,000,000 to be repaid in one year with interest at a variable rate equal to three percentage points in excess of the prime commercial lending rate quoted by Wells Fargo Bank Minnesota, N.A. Such loan shall be secured by a first priority security interest in the Company's assets and contain such other terms and conditions as are customary for commercial loans of such type.

ARTICLE 9
INDEMNIFICATION

    9.1  Escrow Fund; Survival.

      (a) Promptly after the Effective Time, the Escrow Shares shall be registered in the name of, and be deposited with, Wells Fargo Bank Minnesota, N.A. (or other institution selected by Parent with the reasonable consent of the Company) as escrow agent (the "Escrow Agent"). Such deposit shall constitute the initial Escrow Fund and shall be governed by the terms set forth herein and in the Escrow Agreement. The Escrow Fund shall be available to indemnify, hold harmless and reimburse any Parent Indemnified Parties for any Damages indemnifiable under this Article 9 and as provided in the Escrow Agreement.

      (b) All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Schedules and any other certificate or document delivered pursuant to this Agreement shall survive until (i) with respect to representations and warranties addressing matters anticipated to be reviewed in the independent audit of Parent's consolidated financial statements (and not excluded from the scope of such review on the basis of immateriality), the date of issuance of the first independent audit report after the Effective Time covering the consolidated results of Parent and the Surviving Corporation, or (ii) with respect to all other matters, one year after the Effective Time (the "Survival Period"). The Company Shareholders' obligations pursuant to this Article 9, with respect to representations, warranties, covenants, and obligations in this Agreement, the Disclosure Schedules and any other certificate or document delivered pursuant to this Agreement shall terminate upon expiration of the Survival Period; provided, however, that such obligations shall not terminate with respect to a particular item as to which, before the expiration of the Survival Period, Parent has made a claim by delivering a written notice of such claim (in accordance with the terms of this Article) to the Shareholder Representatives.

      (c) Parent's right to indemnification and Damages, or other remedy based on such representations, warranties, covenants and obligations, shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification or Damages pursuant to this Article 9, or other remedy based on such representations, warranties, covenants, and obligations.

      (d) Notwithstanding anything herein to the contrary, the representations and warranties contained in Article 4 shall, for purposes of the Company Shareholders' obligations pursuant to this Article 9, be deemed to be made as of the date of this Agreement and as of the Closing Date (except to the extent any such representation or warranty expressly speaks of an earlier date) without regard to the exceptions set forth in the certificates delivered in connection with Sections 7.2(a) or 7.2(b), but subject to the exceptions set forth in the Company Disclosure Schedule.

    9.2  Indemnification by Company Shareholders.  Subject to Section 9.3 below, the Company Shareholders shall severally and not jointly indemnify and hold harmless Parent and its Affiliates and each of their respective officers, directors, employees, shareholders, agents and representatives (collectively, the "Parent Indemnified Parties"), for, and shall pay to the Parent Indemnified Parties the amount of, any loss, liability, claim, damage or expense (including costs of investigation and defense and reasonable attorneys' fees), whether or not involving a third-party claim (collectively, "Damages"), directly or indirectly arising or resulting from or in connection with (i) any breach of any representation or warranty made by the Company or the Shareholder Representatives (on behalf of the shareholders of the Company) in this Agreement or in any certificate delivered by the Company pursuant to this Agreement, (ii) any breach by the Company of any covenant or obligation of the Company in this Agreement, (iii) aggregate Third Party Expenses incurred by the Company in excess of the Estimated Third Party Expenses, or (iv) claims of wrongful termination by any employees whose stock is repurchased by the Company; provided that for purposes of determining whether any breach of any representation or warranty that is qualified by a Materiality Qualifier has occurred, such Materiality Qualifier in such representation or warranty shall be disregarded (i.e., such occurrence, event or condition shall be deemed to be "material") if the Damages resulting therefrom exceed $10,000.

    9.3  Limitations on Amount.  The Company Shareholders shall not have liability for indemnification with respect to any matter described Section 9.2: (i) unless and until the total amount of all Damages with respect to all such matters, taken together, exceeds $1,000,000, in which case each Parent Indemnified Party shall be entitled to indemnification for the entire amount of such Parent Indemnified Party's Damages, and (ii) for any Damages in the aggregate in excess of the Escrow Fund; provided, however, that this Section 9.3 shall not apply to fraudulent misrepresentation, and each of the Company Shareholders shall be severally and not jointly liable for such Company Shareholder's pro rata portion of all Damages, up to such Company Shareholder's pro rata portion of the Aggregate Value, with respect to such fraudulent misrepresentation.

    9.4  Payments to Parent.

      (a) Subject to the proviso contained in Section 9.3 and to Section 9.6, any payment to be made to a Parent Indemnified Party pursuant to this Article 9 shall be made in cash or shares of Parent Common Stock valued at the Average Market Price in accordance with the terms of the Escrow Agreement.

      (b) The Escrow Fund shall, for federal income tax purposes, be deemed to be owned by the Company Shareholders, who shall be entitled to vote the Escrow Shares on all matters presented to the shareholders of Parent. In the event any dividends or distributions are made on or in respect of the Escrow Shares, such dividends or distributions received with respect to such Escrow Shares shall be held in the Escrow Fund in accordance with the terms of the Escrow Agreement.

    9.5  Procedures for Indemnification.  Parent agrees to give prompt notice to the Shareholder Representatives of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under this Article; provided that the failure to give such notice shall not affect the rights of the Parent Indemnified Parties except to the extent the Company Shareholders are materially prejudiced by such failure. The notice shall state the information then available regarding the amount and nature of such claim, liability or expense and shall specify the provision or provisions of this Agreement under which the liability or obligation is asserted. If such claim to indemnification arises from a suit, action or proceeding by a third party (a Third Party Claim" and if the Shareholder Representatives admit that the Parent Indemnified Party is entitled to indemnification with respect to such claim, then the Shareholder Representatives shall be entitled to control the defense of such Third Party Claim, with the Shareholder Representatives' reasonable out of pocket expenses thereof reimbursed from the Escrow Fund pursuant to the Escrow Agreement. The Parent Indemnified Party shall cooperate with the Shareholder Representatives in such defense, including providing access to relevant personnel and information held by Parent; provided that the Parent Indemnified Party shall not be obligated to incur any out-of-pocket expenses except to the extent the Shareholder Representatives agree in writing to cause the Parent Indemnified Party to be reimbursed from the Escrow Fund for such expenses as they are incurred. The Company Shareholders shall not be liable for any settlement of a Third Party Claim effected without the Shareholder Representatives' consent; provided that such consent shall not be unreasonably withheld. Without the consent of Parent, which consent shall not be unreasonably withheld, the Shareholder Representatives shall not settle any Third Party Claim in respect of which indemnity may be sought hereunder if such settlement involves an admission of liability or wrongdoing on the part of the Parent Indemnified Party, or a restriction on the operation of Parent's or the Parent Indemnified Party's business in the future or would materially adversely affect the business reputation or Tax liability of the Parent Indemnified Party.

    9.6  Non-Exclusive Remedy.  Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that the provisions of this Article 9 with respect to indemnification shall not be the exclusive remedy for Parent, and that Parent shall have the right to recover Damages from the Company Shareholders from any court of competent jurisdiction for, and that the Company Shareholders shall be severally and not jointly liable for, their respective pro rata portion of Damages, up to the Aggregate Value, directly or indirectly arising or resulting from or in connection with any fraudulent misrepresentation made by the Company or the Shareholder Representatives (on behalf of the shareholders of the Company) in this Agreement or in any certificate delivered by the Company pursuant to this Agreement. Notwithstanding anything to the contrary herein, the existence of this Article 9 and of the rights and restrictions set forth herein do not limit any (i) equitable remedies or (ii) any type of statutory or common law remedy (i.e., not based on any indemnity right provided in this Article 9). No Company Shareholder shall have any right to contribution from the Company for any claim made by any Parent Indemnified Party after the Effective Time. Nothing herein shall limit the liability of either party for any breach of any representation, warranty or covenant if the Merger is not consummated.

    9.7  Tax Treatment.  Indemnification payments made pursuant to this Article shall be treated for Tax purposes as adjustments to the Merger Shares.

    9.8  Pooling.  It is understood and agreed that no party to this Agreement shall take any action or omit to take any action pursuant to this Article to the extent that such action or omission would result in the Merger not qualifying for pooling-of-interests accounting treatment under GAAP.

ARTICLE 10
MISCELLANEOUS

    10.1  Amendment and Modification.  Subject to applicable law, this Agreement may be amended, modified, or supplemented only by written agreement of Parent, Merger Subsidiary, and the Company at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that, after the approval of this Agreement by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each share of Company Common Stock shall be converted upon consummation of the Merger or which would otherwise require shareholder approval under applicable law unless such shareholder approval shall have been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    10.2  Waiver of Compliance; Consents.  Any failure of Parent or Merger Subsidiary on the one hand, or the Company on the other hand, to comply with any obligation, covenant, agreement, or condition herein may be waived by the Company or Parent, respectively, only by a written instrument signed by an officer of the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing. Merger Subsidiary agrees that any consent or waiver of compliance given by Parent hereunder shall be conclusively binding upon Merger Subsidiary, whether or not given expressly on its behalf.

    10.3  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally by commercial courier service or otherwise, or by telecopier, or three days after such notice is mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      (a) if to Parent or Merger Subsidiary, to it at:

      Medtronic, Inc.
      7000 Central Avenue N.E.
      Minneapolis, MN 55432

      with separate copies thereof addressed to:

      Attention: General Counsel
      FAX: (763) 572-5459

      and

      Attention: Vice President and Chief Development Officer
      FAX: (763) 572-5404

      (b) If to the Company, to it at:

      PercuSurge, Inc.
      540 Oakmead Parkway
      Sunnyvale, CA 94085
      FAX: (408) 530-7872
      Attention: Chief Executive Officer

      with a copy to:

      Wilson, Sonsini, Goodrich & Rosati
      650 Page Mill Road
      Palo Alto, CA 94304
      FAX: (650) 493-6811
      Attention: Michael J. O'Donnell, Esq.

    10.4  Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Except for the provisions of Article 2 and Section 6.15 (the "Third Party Provisions"), this Agreement is not intended to confer upon any other person, except the parties hereto, any rights or remedies hereunder, and no third person shall be a third party beneficiary of this Agreement. The Third Party Provisions may be enforced by the beneficiaries thereof.

    10.5  Governing Law.  This Agreement shall be governed by the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable Delaware principles of conflicts of law). The parties hereby (i) agree and consent to be subject to the jurisdiction of any state or federal court in the State of Delaware or in San Jose, California or Minneapolis, Minnesota, with respect to all actions and proceedings arising out of or relating to this Agreement (although each party reserves the right to bring such action or proceedings in any other jurisdiction to which the other party is subject); (ii) agree that all claims with respect to any such action or proceeding may be heard and determined in such court; (iii) irrevocably waive any defense of an inconvenient forum to the maintenance of any action or proceeding in such court; (iv) consent to service of process by mailing or delivering such service to the party at its respective principal business address; and (v) agree that a final judgment in any such action or proceeding from which there is no further appeal shall be conclusive and may be enforced in any other jurisdictions by suit on the judgment or in any manner provided by law. Notwithstanding the foregoing, any action or proceeding under Article 9 of this Agreement shall be brought solely in Santa Clara County, California.

    10.6  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

    10.7  Interpretation.  The Table of Contents, article and section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or other rule requiring the resolution of any ambiguity regarding the interpretation or construction hereof against the party causing this Agreement to be drafted.

    10.8  Publicity.  Promptly after (and under no circumstances prior to) the execution and delivery of this Agreement by Parent, Merger Subsidiary, and the Company, the parties shall jointly issue a press release, as agreed upon by them. The parties intend that all future statements or communications to the public or press regarding this Agreement or the Merger will be mutually agreed upon by them, except as provided in the following sentence. Except as set forth above, neither party shall, without such mutual agreement or the prior consent of the other, file any documents or issue any statement or communication to the public or to the press regarding this Agreement, or any of the terms, conditions, or other matters with respect to this Agreement, except as required by law or the rules of the NYSE and then only (a) upon the advice of such party's legal counsel; (b) to the extent required by law or the rules of the NYSE; and (c) following prior notice to, and consultation with, the other party (which notice shall include a copy of the proposed statement or communication to be issued to the press or public). The foregoing shall not restrict Parent's or the Company's communications with their employees or customers in the ordinary course of business.

    10.9  Entire Agreement.  This Agreement, including the exhibits and schedules hereto and the Confidentiality Agreement referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement and the Confidentiality Agreement supersede all prior agreements and the understandings between the parties with respect to such subject matter.

    10.10  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

    10.11  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

    10.12  Shareholder Representatives.

      (a) In the event that the Merger is approved by the Company Shareholders, effective upon such vote, and without further act of any Company Shareholder, Peter Rule and Bruce Cozadd shall be jointly appointed as agent and attorney-in-fact (the "Shareholder Representatives") for each Company Shareholder, for and on behalf of the Company Shareholders, to give and receive notices and communications, to authorize delivery to Parent of shares of Parent Common Stock from the Escrow Fund in satisfaction of claims by Parent Indemnified Parties, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholder Representatives for the accomplishment of the foregoing. All actions of the Shareholder Representatives shall be in writing signed by both of the above-named individuals, or their successors, acting in their capacity as Shareholder Representatives. Such appointment may be changed by the Company Shareholders from time to time upon not less than thirty (30) days prior written notice to Parent; provided, however, that the Shareholder Representatives may not be removed unless holders of a two-thirds majority in interest in the Escrow Fund agree to such removal and to the identity of the substituted representative. Any vacancy in the position of Shareholder Representatives may be filled by approval of the holders of a two-thirds majority in interest in the Escrow Fund. No bond shall be required of the Shareholder Representatives, and the Shareholder Representatives shall receive compensation for his or her services pursuant to the Escrow Agreement. Notices or communications to or from the Shareholder Representatives shall constitute notice to or from each of the Company Shareholders.

      (b) The Shareholder Representatives shall not be liable for any act done or omitted hereunder as Shareholder Representatives while acting in good faith in the exercise of reasonable judgment. The Company Shareholders on whose behalf the Escrow Shares are place in escrow shall severally indemnify the Shareholder Representatives and hold the Shareholder Representatives harmless against any loss, liability or expense incurred while the Shareholder Representatives are acting in good faith in the exercise of reasonable judgment in connection with the acceptance or administration of the Shareholder Representatives' duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Shareholder Representatives.

      (c) A decision, act, consent or instruction of the Shareholder Representatives shall constitute a decision of all Company Shareholders for whom a portion of the Escrow Shares otherwise issuable to them are placed in escrow and shall be final, binding and conclusive upon each of such Company Shareholders, and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Shareholder Representatives as being the decision, act, consent or instruction of each and every such Company Shareholder. The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholder Representatives.

      (d) The Shareholder Representatives may, in all questions arising in connection with the acceptance or administration of the Shareholder Representatives' duties hereunder, rely on the advice of legal counsel, and for anything done, omitted or suffered in good faith by the Shareholder Representatives based on such advice, the Shareholder Representatives shall not be liable to anyone. The Shareholder Representatives undertake to perform such duties, and only such duties as are specifically set forth hereunder, and no implied covenants or obligations shall be read into this Agreement against the Shareholder Representatives.

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the date first above written.

Parent:	MEDTRONIC, INC.
	By:	/s/ MICHAEL D. ELLWEIN
	Its:	Vice President and Chief Development Officer
Merger Subsidiary:	TROJAN MERGER CORP.
	By:	/s/ MICHAEL D. ELLWEIN
	Its:	Vice President
Company:	PERCUSURGE, INC.
	By:	/s/ PETER RULE
	Its:	President and Chief Executive Officer
Shareholder Representatives:
/s/ PETER RULE Peter Rule
/s/ BRUCE COZADD Bruce Cozadd

ANNEX B

October 18, 2000

Board of Directors
PercuSurge, Inc.
540 Oakmead Parkway
Sunnyvale, CA 94086

Members of the Board of Directors:

    PercuSurge (the "Company") and Medtronic (the "Acquiror") and Trojan Merger Corporation, a newly formed, wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Acquisition Sub will be merged with and into the Company in a transaction (the "Merger") in which the aggregate (i) outstanding shares of the Company's common stock, par value $.001 per share (the "Common Stock") and (ii) each outstanding share of the Company's preferred stock, par value $.001, comprised of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (collectively the "Preferred Stock" and together with the Common Stock, the "Company Shares") , will be converted into the right to receive the aggregate value of $225 million (as adjusted pursuant to the Agreement) divided by the Average Market Price (as defined in the Agreement) divided by the sum of the Company Shares (including Common Stock issuable upon conversion of Preferred Stock) and Company Stock Purchase Rights (as defined in the Agreement) (the "Conversion Ratio") of the common stock of the Acquiror, par value $.10 per share (the "Acquiror Shares"). You have asked us whether, in our opinion, the Conversion Ratio is fair from a financial point of view to the holders of the Company Shares (other than Merrill Lynch & Co. ("Merrill Lynch") and its affiliates).

    In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

  (2)
  Reviewed certain information furnished to us by the Company and the Acquiror, including with respect to the Company financial forecasts relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company;

  (3)
  Conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger;

  (4)
  Reviewed the market prices and valuation multiples for the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5)
  Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6)
  Reviewed the results of operations of the Company and assessed the market conditions related to a potential initial public offering of the Company's Common Stock with respect to pricing and timing;

  (7)
  Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

  (8)
  Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

  (9)
  Reviewed a draft dated October 17, 2000 of the Agreement; and

  (10)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

    In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast furnished to or discussed with us by the Company, we have assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have further assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

    Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

    In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

    We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past provided financial advisory and financing services to the Company and the Acquiror and certain of its affiliates, and may continue to do so and have received, and may receive, fees for the rendering of such services. The Company is aware and acknowledges that Merrill Lynch and certain employees thereof (including, but not limited to a certain employee who worked on this transaction) hold Company Shares as of the date hereof. In addition, in the ordinary course of Merrill Lynch's business, we may actively trade the Acquiror Shares and other securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is solely for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto.

    We are not expressing any opinion herein as to the prices at which the Acquiror Shares will trade following the announcement or consummation of the Merger.

    On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Conversion Ratio is fair from a financial point of view to the holders of the Company Shares (other than Merrill Lynch and its affiliates).

                      Very truly yours,
                      /s/ MLPF&S
                      MERRILL LYNCH, PIERCE, FENNER &
                      SMITH INCORPORATED

QuickLinks

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
SPECIAL MEETING
THE MERGER
COMPARATIVE STOCK PRICES AND DIVIDENDS
COMPARISON OF RIGHTS OF MEDTRONIC AND PERCUSURGE SHAREHOLDERS
PERCUSURGE BUSINESS
CERTAIN TRANSACTIONS AND RELATIONSHIPS BETWEEN PERCUSURGE AND MEDTRONIC
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT MEDTRONIC
FORWARD-LOOKING INFORMATION

AGREEMENT AND PLAN OF MERGER
ARTICLE 1 DEFINITIONS
ARTICLE 2 THE MERGER; CONVERSION OF SHARES
ARTICLE 3 CLOSING
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY
ARTICLE 6 COVENANTS
ARTICLE 7 CLOSING CONDITIONS
ARTICLE 8 TERMINATION AND ABANDONMENT
ARTICLE 9 INDEMNIFICATION
ARTICLE 10 MISCELLANEOUS